Form 20-F
period 2025-06-30
XINXU COPPER INDUSTRY TECHNOLOGY Ltd
filed 2025-11-18
CIK 1875994

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended June 30, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _____________.

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number: 001-42881

Xinxu Copper Industry Technology Limited

(Exact name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

2188 Nanci First Road

Anhui Xinwu Economic Development Zone

Wanzhi District, Wuhu City, China, 241100

(Address of Principal Executive Offices)

Jinchun Cheng

Tel: +86 553-8758118

2188 Nanci First Road

Anhui Xinwu Economic Development Zone

Wanzhi District, Wuhu City, China, 241100

Email: ahxx1688@163.com

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Ordinary shares, par value HK$0.0005 per share*	XXC	The Nasdaq Stock Market LLC

*	The Registrant has applied to list its ordinary shares on the Nasdaq Capital Market under the symbol “XXC.” As of the date of this annual report, the application is still under Nasdaq review.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

The number of outstanding shares of the issuer’s classes of capital stock as of June 30, 2025 was: 20,000,000 ordinary shares, par value HK$0.0005 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☐ No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐ No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐ No  ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes  ☒ No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17  ☐  Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐ No  ☒

XINXU COPPER INDUSTRY TECHNOLOGY LIMITED

ANNUAL REPORT ON FORM 20-F

i

CERTAIN TERMS AND CONVENSIONS

Unless otherwise indicated, in this annual report, the following terms shall have the meaning set out below:

“Anhui Xinxu”	Anhui Xinxu New Materials Co., Ltd., a limited liability company organized under the laws of China and a wholly-owned subsidiary of Anhui Heri Information Technology Co., Ltd.

“Anhui Heri” or “WFOE”	Anhui Heri Information Technology Co., Ltd., a limited liability company organized under the laws of China and a wholly-owned subsidiary of Supreme Highness Limited.

“CAC”	Cyberspace Administration of China.

“China” or the “PRC”	The People’s Republic of China, including Hong Kong and Macau, and the term “Chinese” has a correlative meaning for the purposes of this annual report only, unless the context otherwise indicates. The references to laws and regulations of “China” or the “PRC” are only to such laws and regulations of mainland China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau.

“Code”	The Internal Revenue Code of 1986, as amended.

“CSRC”	China Securities Regulatory Commission.

“Exchange Act”	The Securities Exchange Act of 1934, as amended.

“HFCAA”	Holding Foreign Companies Accountable Act, as amended.

“HK Xinxu”	Supreme Highness Limited, a limited company organized under the laws of Hong Kong and a wholly owned subsidiary of Xinxu Copper Industry Technology Limited.

“Hong Kong”	The Hong Kong Special Administrative Region of the People’s Republic of China.

“Macau”	The Macao Special Administrative Region of the People’s Republic of China.

“mainland China”	The People’s Republic of Mainland China, excluding Taiwan, Hong Kong and Macau for the purpose of this annual report.

“MAA”	The amended and restated memorandum and second amended and restated articles of association of Xinxu Copper Industry Technology Limited currently in effect.

“Nasdaq”	Nasdaq Stock Market LLC.

“ordinary shares”	Shares, par value HK$0.0005 per share, in the capital of Xinxu Copper Industry Technology Limited.

“PCAOB”	The Public Company Accounting Oversight Board.

“RMB”, “Chinese Yuan” or “Renminbi”	Legal currency of China.

“SEC”	The United States Securities and Exchange Commission.

“Securities Act”	The Securities Act of 1933, as amended.

“Sure Good”	Sure Good Co., Limited, a limited company organized under the laws of Hong Kong and a wholly owned subsidiary of Xinxu Copper Industry Technology Limited.

“US”, “U.S.” or “USA”	The United States of America.

“US$,” “U.S. dollars,” “$,” or “dollars”	Legal currency of the United States.

“we,” “us,” “our,” “ourselves,” “our company,” “Company”	Xinxu Copper Industry Technology Limited, a Cayman Islands exempted company, and its subsidiaries, Supreme Highness Limited, Anhui Heri Information Technology Co., Ltd., Anhui Xinxu New Materials Co., Ltd., and Sure Good Co., Limited.

“Xinxu”	Xinxu Copper Industry Technology Limited, an exempted company incorporated under the laws of Cayman Islands with limited liability.

Our reporting currency is the US$. The functional currency of our entities is RMB. This annual report contains conversion of certain RMB amounts into U.S. dollar amounts at specified rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this annual report is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report are made at the rate as of the end of the applicable period, that is, RMB7.1636 to US$1.00, the rate in effect as of June 30, 2025. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange.

Numerical figures included in this annual report may be subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

Upon incorporation, our authorized share capital was HK$390,000 divided into 3,900,000 ordinary shares, par value HK$0.10 per share. On July 10, 2025, our shareholders approved a share subdivision of our ordinary shares on a 1-for-200 basis (the “Share Subdivision”), whereby each ordinary share was subdivided into 200 ordinary shares, adjusting our authorized share capital to HK$390,000, divided into 780,000,000 ordinary shares with a par value of HK$0.0005 each. On the same date, we amended and restated our then-effective memorandum of association in its entirety, adopting an amended and restated version to reflect our revised capital structure. Unless expressly indicated herein to the contrary, all references to share amounts in this annual report gave retroactive effect to the Share Subdivision of our ordinary shares at the ratio of 1: 200, effective July 10, 2025.

For the sake of clarity, this annual report follows the English naming convention of first name followed by last name, regardless of whether an individual’s name is Chinese or English. For example, the name of our Chief Executive Officer and director will be presented as “Jinchun Cheng,” even though, in Chinese, Mr. Cheng’s name is presented as “Cheng Jinchun.”

Our fiscal year end date is June 30. References to a particular “fiscal year” are to our fiscal year ended June 30 of that calendar year. Our audited consolidated financial statements have been prepared in accordance with the generally accepted accounting principles in the United States (the “U.S. GAAP”).

We obtained the industry, market and competitive position data in this annual report from our own internal estimates, surveys, and research as well as from publicly available information, industry and general publications and research, surveys and studies conducted by third parties. None of the independent industry publications used in this annual report were prepared on our behalf. Industry publications, research, surveys, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this annual report, and to risks due to a variety of factors, including those described under “Item 3. Key Information—D. Risk Factors.” These and other factors could cause results to differ materially from those expressed in these forecasts and other forward-looking information.

We have proprietary rights to trademarks used in this annual report that are important to our business, many of which are registered under applicable intellectual property laws. Solely for convenience, the trademarks, service marks and trade names referred to in this annual report are without the ®, ™ and other similar symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This annual report may contain additional trademarks, service marks and trade names of others. All trademarks, service marks and trade names appearing in this annual report are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other person.

We have filed a registration statement on Form F-1 (Registration No. 333-278407) (as amended) for an initial public offering of our ordinary shares. The registration statement was declared effective on September 30, 2025. In connection with the initial public officering, we have applied to list our ordinary shares on the Nasdaq Capital Market under the symbol “XXC.” As of the date of this annual report, we have not completed the initial public offering and our ordinary shares are not yet trading on the Nasdaq Capital Market. This annual report on Form 20-F shall not constitute an offer to sell or the solicitation of an offer to buy our ordinary shares, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

FORWARD-LOOKING STATEMENTS

This annual report contains “forward-looking statements” for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that represent our beliefs, projections and predictions about future events. You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our dependence on introducing new products on a timely basis;

●	our dependence on growth in the demand for our products;

●	our ability to compete effectively;

●	our dependence on a small number of suppliers and customers;

●	our ability to successfully manage our operations in response to changing industry and market conditions;

●	implementation of our expansion plans and our ability to obtain capital resources for our planned growth;

●	our dependence on key personnel;

●	our ability to expand into new businesses, industries or internationally and to undertake mergers, acquisitions, investments or divestments;

●	changes in technology and competing products;

●	general economic and political conditions, including those related to the copper industry;

●	possible disruptions in commercial activities caused by events such as natural disasters, terrorist activities;

●	fluctuations in foreign currency exchange rates; and

●	other factors in the “Item 3. Key Information—D. Risk Factors” section in this annual report.

These forward-looking statements are subject to various and significant risks and uncertainties, including those which are beyond our control. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should thoroughly read this annual report and the documents that we refer to herein with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This annual report contains certain statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. Statistical data in these publications also include projections based on a number of assumptions. While we believe these industry publications and third-party research, surveys and studies are reliable, you are cautioned not to give undue weight to this information.

In addition, the new and rapidly changing nature of the copper industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our industry. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

Our Holding Company Structure

Xinxu is a holding company incorporated on September 11, 2017 as an exempted company under the laws of the Cayman Islands. As Xinxu is a holding company with no material operations of its own, we conduct substantially all of our operations through our operating subsidiaries established in China, primarily Anhui Xinxu, which was formed in China in 2012. See “Item 4. Information on the Company—A. History and Development of the Company” for more details.

We face various risks and uncertainties relating to doing business in China. Substantially all of our operations are conducted in the PRC and substantially all of our revenues are sourced from the PRC. Accordingly, we are subject to complex and evolving PRC laws and regulations and face various legal and operational risks and uncertainties relating to doing business in China. For example, we and our subsidiaries in the PRC face risks associated with regulatory approvals on offshore offerings, and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments, or list and conduct offerings on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ordinary shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. For a detailed description of risks relating to doing business in China, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”

The PRC government’s significant discretion and authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, in this nature may cause our securities to significantly decline in value or become worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also intervene with or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and our ordinary shares could decline in value or become worthless.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ordinary shares. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The rules and regulations in China can change quickly with little advance notice and uncertainties in the interpretation and enforcement of PRC laws, rules and regulations could limit the legal protections available to you and us.”

Dividends, Other Distributions and Assets Transfer among Xinxu and Its Subsidiaries

Xinxu is a holding company with no material operations of its own and does not generate any revenue. We currently conduct substantially all of our operations through our PRC subsidiaries, primarily Anhui Xinxu. As a result, we rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements and our distribution of earnings or settlement of amounts owed will be done through our PRC subsidiaries. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation on loans to, and direct investment in, our PRC subsidiaries by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business”.

We are currently in the process of adopting our formal cash management policies which will dictate the purpose, amount and procedure of cash transfers among our holding company and its subsidiaries. Historically, one PRC operating entity provides financial support for other entities’ operations by inter-company loans and we have not experienced difficulties or limitations on our ability to transfer cash between our PRC subsidiaries. Prior to our reorganization for purpose of our initial public offering, cash transfers between our PRC subsidiaries were generally approved by the management of the company providing the funds. After our reorganization, cash transfers among our holding company and subsidiaries of less than RMB2 million (US$0.31 million) must be reported to, reviewed and approved by our Chief Financial Officer; cash transfers equal to or in excess of RMB2 million (US$0.31 million) but less than RMB10 million (US$1.54 million) must be reported to, reviewed and approved by both our Chief Executive Officer and Chief Financial Officer; cash transfers equal to or in excess of RMB10 million (US$1.54 million) must be approved by our board of directors. Among Xinxu and its subsidiaries, cash is transferred from Xinxu and HK Xinxu as needed in the form of capital contributions or shareholder loans, as the case may be, to the PRC subsidiary as we are permitted under PRC laws and regulations to provide funding to our PRC subsidiary only through loans or capital contributions, and only if we satisfy the applicable government registration and approval requirements. We believe that there is no restriction imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the mainland China), except transfer of funds involving money laundering and criminal activities. However, to the extent cash or assets in our business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of our company and our subsidiaries by the PRC government to transfer cash or assets. During the past three fiscal years, no transfers, dividends or other distributions were made from our subsidiaries to our holding company or our investors, including U.S. investors, and no transfers, loans, or capital contributions were made from our holding company to any of our subsidiaries. In the future, cash proceeds raised from overseas financing activities, including our initial public offering, may be transferred by us based on current statutory limits to our PRC operating entities via capital contribution or shareholder loans, as the case may be. See “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in China — PRC regulation on loans to, and direct investment in, our PRC subsidiaries by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business” on page 16 and “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in China—To the extent cash or assets in our business are in mainland China or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of our company and our subsidiaries by the PRC government to transfer cash or assets, which may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies” on page 22. In the future, cash proceeds raised from overseas financing activities, including our initial public offering, may be transferred by us based on current statutory limits to our PRC subsidiaries via loans or capital contribution, as the case may be.

We intend to keep any future earnings to re-invest in and finance the expansion of our business, and we do not anticipate that any cash dividends will be paid or any assets will be transferred in the foreseeable future. As of the date of this annual report, none of our subsidiaries have made any dividends or distributions to us, and we have not made any dividends or distributions to our shareholders.

Under the Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or the share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business. If we decide to pay dividends on any of our ordinary shares in the future, we will be dependent on receipt of funds from our PRC subsidiaries in PRC.

Current PRC regulations permit our indirect PRC subsidiaries to pay dividends to Xinxu only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Therefore, under our current corporate structure, we rely on dividend payments or other distributions from our PRC subsidiaries to fund any cash and financing requirements we may have, including the funds necessary to pay dividends and other cash distributions to our shareholders or to service any debt we may incur. Our PRC subsidiaries generate and retain cash generated from operating activities and re-invest it in our business. If our PRC subsidiaries incur debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to us.

Our PRC subsidiaries are permitted to pay dividends only out of their retained earnings. However, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, after making up for previous year’s accumulated losses, if any, to fund certain statutory reserves, until the aggregate amount of such funds reaches 50% of its registered capital. This portion of our PRC subsidiaries’ respective net assets are prohibited from being distributed to their shareholders as dividends. In addition, our PRC subsidiary is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. See “Item 4. Information on the Company—B. Business Overview—Regulation — Regulations on Dividend Distributions”. None of our PRC subsidiaries has made any dividends or other distributions to our holding company or any U.S. investors as of the date of this annual report. See also “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in China — We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and the PRC subsidiaries’ restrictions on paying dividends or making other payments to us could restrict our ability to satisfy our liquidity requirements and have a material and adverse effect on our ability to conduct our business” on page 20.

We intend to retain all of our available funds and any future earnings after our initial public offering and cash proceeds from overseas financing activities, including our initial public offering, to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future.

The PRC government also imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to transfer cash out of China, and pay dividends in foreign currencies to our shareholders. There can be no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer or distribute cash within our organization or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of China and may adversely affect our business, financial condition and results of operations. See “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in China — Restrictions on currency exchange may limit our ability to utilize our revenues effectively” on page 20.

Cash dividends, if any, on our ordinary shares will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%. A 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises. Any gain realized on the transfer of ordinary shares by such investors is also subject to PRC tax at a current rate of 10% which in the case of dividends will be withheld at source if such gain is regarded as income derived from sources within the PRC. See also “Item 3. Key Information—D. Risk Factors — Risks Related to Doing Business in China — Dividends payable to our foreign investors and gains on the sale of our ordinary shares by our foreign investors may be subject to PRC tax” on page 22.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income (the “Double Tax Avoidance Arrangement”), the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC company. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong company must be the beneficial owner of the relevant dividends; and (b) the Hong Kong company must directly hold no less than 25% share ownership in the PRC company during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong company must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiary to its immediate holding company, Xinxu. As of the date of this annual report, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. HK Xinxu intends to apply for the tax resident certificate when our WFOE plans to declare and pay dividends to HK Xinxu.

Implications of the HFCA Act

The HFCA Act was enacted on December 18, 2020. The HFCA Act states that if the SEC determines that an issuer’s audit reports issued by a registered public accounting firm have not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such issuer’s securities from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. Our auditor, Fortune CPA, Inc, headquartered in Garden Grove City, California, the United States, was not included in the determinations made by the PCAOB on December 16, 2021. Our auditor is currently subject to PCAOB inspections.

On August 26, 2022, the CSRC, the MOF, and the PCAOB signed the Protocol to allow the PCAOB to inspect and investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, which was consistent with the HFCA Act, and the PCAOB will be required to reassess its determinations by the end of 2022.

On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong.

On December 29, 2022, the Consolidated Appropriations Act, 2023 (the “CAA”) was signed into law. The CAA, among other things, reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act as it was originally passed from three years to two, and thus, reduced the time before our shares may be prohibited from trading or delisted. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in certain jurisdictions and we use an accounting firm headquartered in one of such jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCA Act. Notwithstanding the foregoing, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. See “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in China — Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it is unable to inspect or investigate completely our auditor, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist our securities. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment” beginning on page 12.

Regulatory Developments in China

The PRC government has initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement.

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”) and the Anti-Monopoly Law of the People’s Republic of China promulgated by the SCNPC which became effective in 2008 (“Anti-Monopoly Law”), established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the Ministry of Commerce of the People’s Republic of China (the “MOFCOM”) be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions of the State Council on the Standard for Declaration of Concentration of Business Operators, issued by the State Council in 2008, are triggered. Moreover, the Anti-Monopoly Law requires that transactions which involve the national security, the examination on the national security shall also be conducted according to the relevant provisions of the Measures for the Safety Examination of Foreign Investment. In addition, the PRC Measures for the Security Review of Foreign Investment which became effective in January 2021 require acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition.

On July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law (the “Opinions”). The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. Pursuant to the Opinions, Chinese regulators are required to accelerate rulemaking related to the overseas issuance and listing of securities, and update the existing laws and regulations related to data security, cross-border data flow, and management of confidential information. Numerous regulations, guidelines and other measures are expected to be adopted under the umbrella of or in addition to the Cybersecurity Law of the PRC (the “Cybersecurity Law”) and the Data Security Law of the PRC. As of the date of this annual report, no official guidance or related implementation rules have been issued yet and the interpretation of these opinions remains unclear at this stage.

The Measures for Cybersecurity Review (2021 version) were promulgated on December 28, 2021 and became effective on February 15, 2022. The Measures for Cybersecurity Review (2021 version) provide that any “online platform operators” possessing personal information of more than one million users which seeks to list in a foreign stock exchange should be subject to cybersecurity review. The Measures for Cybersecurity Review (2021 version), further elaborates the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. The Cyberspace Administration of China has said that under the proposed rules companies holding data on more than 1,000,000 users must now apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” The cybersecurity review will also look into the potential national security risks from overseas IPOs.

On February 17, 2023, the CSRC released Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the New Overseas Listing Rules, which came into effect on March 31, 2023. The New Overseas Listing Rules apply to overseas securities offerings and/or listings conducted by (i) companies incorporated in the PRC, or PRC domestic companies, directly and (ii) companies incorporated overseas with operations primarily in the PRC and valued on the basis of interests in PRC domestic companies, or indirect offerings. The New Overseas Listing Rules requires (1) the filings of the overseas offering and listing plan by the PRC domestic companies with the CSRC under certain conditions, and (2) the filing of certain prescribed form by their underwriters with the CSRC under certain conditions and the submission of an annual report of such filed underwriters to the CSRC no later than January 31 each year on its relevant business activities in the previous year on all overseas listings. The required filing scope is not limited to the initial public offering, but also includes subsequent overseas securities offerings, single or multiple acquisition(s), share swap, transfer of shares or other means to seek an overseas direct or indirect listing, a secondary listing or dual listing.

On the same day, the CSRC also held a press conference for the release of the New Overseas Listing Rules and issued the Overseas Listing Notice. Under the Overseas Listing Notice, a company that (i) has already completed overseas listing or (ii) has already obtained the approval for the offering or listing from overseas securities regulators or exchanges but has not completed such offering or listing before effective date of the New Overseas Listing Rules and also completes the offering or listing before September 30, 2023 will be considered as an existing listed company and is not required to make any filing until it conducts a new offering in the future. For the company that has already submitted offering and listing applications but not yet obtained the approvals from overseas securities regulators or exchanges shall choose to make its filing with the CSRC at a reasonable time but before the completion of the offering/listing. For the company that has already obtained CSRC approval for overseas listing or offering can continue its process during the valid term of the CSRC approval without additional filing and it shall make the filing pursuant to the New Overseas Listing Rules if it does not complete the offering or listing before the expiration of the original approval from CSRC.

Our CSRC filing in connection with our initial public offering was submitted in March 2024. On February 24, 2025, the CSRC published a Filing Completion Notice on the CSRC’s official website, confirming that we have completed the filing procedures with the CSRC under the New Overseas Listing Rules. Upon completion of the CSRC filing procedures, which was evidenced by the Filing Completion Notice, we have fulfilled the CSRC’s requirements regarding our overseas offering and listing under the New Overseas Listing Rules. However, from the date of issuance of the Filing Completion Notice to the completion of our initial public offering, if we experience any material or significant events that may cause (i) a major change to the main business or business license qualifications of the PRC subsidiaries; (ii) a major change of control or equity structure; and (iii) a major adjustment to the offering and listing plan which includes but are not limited to changes of the listing place, possible changes of control after the adjustment of the offering plan, and increases in the proportion of shares to be issued, we shall update the filing documents with the CSRC within three business days. Additionally, upon completion of our initial public offering, we shall report the offering information to the CSRC within 15 business days. If a violation of the foregoing and related regulations occurs, the CSRC may order rectification, issue warnings, and impose a fine between RMB 1 million and RMB 10 million on our PRC subsidiaries, which could adversely and materially affect our business operations and financial outlook, and significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors and could cause the value of our ordinary shares to significantly decline or such shares to become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China — The CSRC has released the New Overseas Listing Rules for China-based companies seeking to conduct overseas offering and listing in foreign markets. Under the New Overseas Listing Rules, the PRC government exerts more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors and could cause the value of our ordinary shares to significantly decline or such shares to become worthless.”

As of the date of this annual report, these new laws and guidelines have not impacted the Company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange; however, (i) if we were required to file with the CSRC or obtain approval from other PRC governmental authorities in the future but were failed to file or denied permission from the PRC authorities to follow-up offering or transaction governed by the New Overseas Listing Rules and Overseas Listing Notice, our ability to conduct our business may be materially impacted, we will not be able to continue listing on any U.S. exchange, to offer or continue to offer securities to investors, the interest of the investors may be materially adversely affected and our ordinary shares may significantly decrease in value or become worthless; and (ii) there are uncertainties in the interpretation and enforcement of these new laws and guidelines, which could materially and adversely impact our business and financial outlook and may impact our ability to accept foreign investments or continue to list on a U.S. or other foreign exchange.

As advised by our PRC counsel, King & Wood Mallesons, as of the date of this annual report, we and our PRC subsidiaries have received from PRC authorities all requisite licenses, permissions or approvals needed to engage in the businesses currently conducted in China and to list on a U.S. stock exchange, including the CSRC Filing Completion Notice regarding our overseas offering and listing under the New Overseas Listing Rules, and no licenses, permissions and/or approvals have been denied. See “Regulatory Permissions.” However, if any other filings, approvals, reviews or other procedures are required, there is no assurance that we will be able to obtain such filings, approvals or complete such reviews or other procedures timely or at all. For any approval or permission that we have received or may receive in future, it could nevertheless be revoked or cancelled, and the terms of its reissuance may impose restrictions on our operations and offerings relating to our securities. Besides, the New Overseas Listing Rules may subject us to additional compliance requirements in the future, and we cannot assure you that we will be able to get the clearance of filing procedures under the New Overseas Listing Rules on a timely basis, or at all. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our ordinary shares to significantly decline in value or become worthless.

On February 24, 2023, the CSRC, together with other PRC government authorities, released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (the “Confidentiality and Archives Administration Provisions”), which came into effect on March 31, 2023. The Confidentiality and Archives Administration Provisions require, among others, that PRC domestic enterprises seeking to offer and list securities in overseas markets, either directly or indirectly, shall establish the confidentiality and archives system, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of PRC government agencies to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. It further stipulates that providing or publicly disclosing documents and materials which may adversely affect national security or public interests, and accounting files or copies of important preservation value to the state and society shall be subject to corresponding procedures in accordance with relevant laws and regulations.

We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC, the CAC or other PRC regulatory authorities required for our operations and overseas listings, including our initial public offering. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. The PRC government may take actions to exert more oversight and control over offerings by China-based issuers conducted overseas and/or foreign investment in such companies, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless. If it is determined in the future that any additional approval or permissions of the CSRC, the CAC or any other regulatory authority is required for our operations through our PRC subsidiaries and our initial public offering and we or our PRC subsidiaries do not receive or maintain the approvals or permissions, or we or our PRC subsidiaries inadvertently conclude that such approvals or permissions are not required, or applicable laws, regulations, or interpretations change such that we or our PRC subsidiaries are required to obtain approvals or permissions in the future, we and our PRC subsidiaries may be subject to investigations by relevant regulators, fines or penalties, ordered to suspend our PRC subsidiaries’ relevant operations and rectify any non-compliance, limit our ability to pay dividends outside of mainland China, delay or restrict the repatriation of the proceeds from our initial public offering into mainland China or take other actions prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

The PRC regulatory agencies may also take actions requiring us, or make it advisable for us, to halt our initial public offering before settlement and delivery of our ordinary shares. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. See “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in China — The CSRC has released the New Overseas Listing Rules for China-based companies seeking to conduct overseas offering and listing in foreign markets. Under the New Overseas Listing Rules, the PRC government exerts more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors and could cause the value of our ordinary shares to significantly decline or such shares to become worthless” on page 23.

Regulatory Permissions

As advised by our PRC counsel, King & Wood Mallesons, as of the date of this annual report, we and our PRC subsidiaries have received from PRC authorities all requisite licenses, permissions or approvals needed to engage in the businesses currently conducted in China and to list on a U.S. stock exchange, including the CSRC Filing Completion Notice regarding our overseas offering and listing under the New Overseas Listing Rules, and no licenses, permissions and/or approvals have been denied. Such licenses and permissions include business licenses.

The following table provides details on the licenses and permissions held by our PRC subsidiaries.

Company	License/Permission	Issuing Authority	Validity
Anhui Heri	Business License	Wuhu City Administration for Market Regulation	Long Term

Anhui Xinxu	Business License	Wuhu City Administration for Market Regulation	Until January 4, 2032
	Pollutant Discharge Permit	Wuhu City Administration for Environmental Protection	Until January 8, 2030
	Food Operation Permit	Wanzhi District Administration for Market Regulation	Until March 20, 2028

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not Applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not Applicable.

3.D. Risk Factors

Investing in our ordinary shares is highly speculative and involves a significant degree of risk. You should carefully consider the following risks as well as all other information contained in this annual report, including the matters discussed under the headings “Forward-Looking Statements” and “Item 5. Operating and Financial Review and Prospects” before you decide to make an investment in our ordinary shares. Xinxu is a holding company with substantial all of its operations in China and is subject to a legal and regulatory environment that in many respects differs from the United States. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of our ordinary shares. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or part of your investment.

Such risks are not exhaustive. We may face additional risks that are presently unknown to us or that we believe to be immaterial as of the date of this annual report. Known and unknown risks and uncertainties may significantly impact and impair our business operations through our subsidiaries in China.

Summary of Significant Risk Factors

Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Related to Doing Business in China

We are subject to risks and uncertainties relating to doing business in China in general, including, but are not limited to, the following:

●	Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it is unable to inspect or investigate completely our auditor, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist our securities. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. See the risk factor with the same heading in “Item 3. Key Information—D. Risk Factors” beginning on page 12.

●	Changes in the political and economic policies of the PRC government or in relations between China and the United States may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies. See the risk factor with the same heading in “Item 3. Key Information—D. Risk Factors” beginning on page 12.

●	The rules and regulations in China can change quickly with little advance notice and uncertainties in the interpretation and enforcement of PRC laws, rules and regulations could limit the legal protections available to you and us. The PRC government may intervene with or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the ordinary shares we are registering for sale. See the risk factor with the same heading in “Item 3. Key Information—D. Risk Factors” beginning on page 13.

●	The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also intervene with or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and our ordinary shares could decline in value or become worthless. See the risk factor with the same heading in “Item 3. Key Information—D. Risk Factors” beginning on page 15.

●	Regulation and censorship of information disseminated over the internet in China may adversely affect our business, and we may be liable for content that is displayed on our website. See the risk factor with the same heading in “Item 3. Key Information—D. Risk Factors” beginning on page 16.

●	PRC regulation on loans to, and direct investment in, our PRC subsidiaries by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business. See the risk factor with the same heading in “Item 3. Key Information—D. Risk Factors” beginning on page 16.

●	We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and the PRC subsidiaries’ restrictions on paying dividends or making other payments to us could restrict our ability to satisfy our liquidity requirements and have a material and adverse effect on our ability to conduct our business. See the risk factor with the same heading in “Item 3. Key Information—D. Risk Factors” beginning on page 20.

●	To the extent cash or assets in our business are in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong in the event of any interventions in or the imposition of restrictions and limitations on the ability of our company and our subsidiaries by the PRC government to transfer cash or assets, which may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies. We believe, as of the date of this annual report, there is no restriction imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except transfer of funds involving money laundering and criminal activities. See the risk factor with the same heading in “Item 3. Key Information—D. Risk Factors” beginning on page 22.

●	The CSRC has released the New Overseas Listing Rules for China-based companies seeking to conduct overseas offering and listing in foreign markets. Under the New Overseas Listing Rules, the PRC government exerts more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors and could cause the value of our ordinary shares to significantly decline or such shares to become worthless. See the risk factor with the same heading in “Item 3. Key Information—D. Risk Factors” beginning on page 23.

●	Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations may subject us to penalties. See the risk factor with the same heading in “Item 3. Key Information—D. Risk Factors” beginning on page 25.

●	We are subject to a variety of environmental laws that could be costly for us to comply with, and we could incur liability if we fail to comply with such laws or if we are responsible for releases of pollutants to the environment. See the risk factor with the same heading in “Item 3. Key Information—D. Risk Factors” beginning on page 26.

Risks Related to Our Business and Industry:

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	Failure to maintain the quality and safety of our products could have a material and adverse effect on our reputation, financial condition and results of operations. See the risk factor with the same heading in “Item 3. Key Information—D. Risk Factors” beginning on page 29.

●	Volatility in the price of electrolytic copper and other commodities may adversely affect our business, financial condition and results of operations. See “Item 3. Key Information—D. Risk Factors” beginning on page 29.

●	Any decline in the availability or increase in the cost of raw materials could materially impact our earnings. See the risk factor with the same heading in “Item 3. Key Information—D. Risk Factors” beginning on page 30.

●	Any disruption in the supply chain of raw materials and our products could adversely impact our ability to produce and deliver products, which could have a material adverse effect on our business, financial condition and results of operations. See the risk factor with the same heading in “Item 3. Key Information—D. Risk Factors” beginning on page 30.

●	A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition. See the risk factor with the same heading in “Item 3. Key Information—D. Risk Factors” beginning on page 30.

●	Issues or defects with products may lead to product liability, personal injury or property damage claims, recalls, withdrawals, replacements of products, or regulatory actions by governmental authorities that could divert resources, affect business operations, decrease sales, increase costs, and put us at a competitive disadvantage, any of which could have a significant adverse effect on our business, financial condition and results of operations. See the risk factor with the same heading in “Item 3. Key Information—D. Risk Factors” beginning on page 31.

●	We do not have long-term contractual agreements with any of our customers, and our sales could be reduced if our customers switch some or all of their business with us to other suppliers. See the risk factor with the same heading in “Item 3. Key Information—D. Risk Factors” beginning on page 31.

●	We depend on key customers with whom we do not enter into any long-term contractual agreement, the loss of which could cause a significant decline in our revenues. See the risk factor with the same heading in “Item 3. Key Information—D. Risk Factors” beginning on page 31.

●	If we fail to acquire new customers or retain existing customers in a cost-effective manner, our business, financial condition and results of operations may be materially and adversely affected. See the risk factor with the same heading in “Item 3. Key Information—D. Risk Factors” beginning on page 32.

●	Our business is dependent on third-party suppliers and changes or difficulties in our relationships with our suppliers may harm our business and financial results. See the risk factor with the same heading in “Item 3. Key Information—D. Risk Factors” beginning on page 32.

●	We do not have long term contracts with most of our suppliers (including some of our major suppliers), and they can reduce order quantities or terminate their sales to us at any time, which may materially and adversely affect our business, financial condition and results of operations. See the risk factor with the same heading in “Item 3. Key Information—D. Risk Factors” beginning on page 32.

●	Our financial statements contain an explanatory paragraph regarding a working capital deficiency that raises substantial doubt about our ability to continue as a going concern. See the risk factor with the same heading in “Item 3. Key Information—D. Risk Factors” beginning on page 33.

●	The pandemics, epidemics, natural disasters, terrorist activities, political unrest, and other outbreaks could also disrupt our operations, which could materially and adversely affect our business, financial condition, and results of operations. See the risk factor with the same heading in “Item 3. Key Information—D. Risk Factors” beginning on page 39.

Risks Related to Ownership of our Ordinary Shares

We face risks related to our ordinary shares, including, but not limited to, the following:

●	An active trading market for our ordinary shares may not develop. See the risk factor with the same heading in “Item 3. Key Information—D. Risk Factors” beginning on page 39.

●	Nasdaq may apply additional and more stringent criteria for our initial and continued listing because we plan to have a small public offering and insiders will hold a large portion of our listed securities. See the risk factor with the same heading in “Item 3. Key Information—D. Risk Factors” beginning on page 39.

●	The trading price of our ordinary shares may be volatile, which could result in substantial losses to investors. See the risk factor with the same heading in “Item 3. Key Information—D. Risk Factors” beginning on page 40.

●	Certain recent initial public offerings of companies with public floats comparable to our anticipated public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our ordinary shares. See the risk factor with the same heading in “Item 3. Key Information—D. Risk Factors” beginning on page 41;

●	Nasdaq may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions. See the risk factor with the same heading in “Item 3. Key Information—D. Risk Factors” beginning on page 46.

●	Our Chief Executive Officer and director, Mr. Jinchun Cheng, has control over our company. His interests may not be aligned with the interests of our other shareholders, and he could prevent or cause a change of control or other transactions. See the risk factor with the same heading in “Item 3. Key Information—D. Risk Factors” beginning on page 42.

Risks Related to Doing Business in China

Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it is unable to inspect or investigate completely our auditor, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist our securities. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

     In recent years, U.S. regulatory authorities have continued to express their concerns about challenges in their oversight of financial statement audits of U.S.-listed companies with significant operations in China, such as our company. More recently, as part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the United States enacted the HFCA Act in December 2020, as amended by the Consolidated Appropriations Act, 2023. Trading in our securities on U.S. markets, including Nasdaq, may be prohibited under the HFCA Act if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years because of a position taken by authorities in a foreign jurisdiction.

On December 16, 2021, the PCAOB determined that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in the PRC or Hong Kong. This list does not include our auditor, Fortune CPA, Inc, a U.S. public accounting firm registered with PCAOB and subject to PCAOB inspection. In the event the PRC authorities would further strengthen regulations over auditing work of Chinese companies listed on the U.S. stock exchanges, which would prohibit our current auditor to perform work in China, then we would need to change our auditor and the audit workpapers prepared by our new auditor may not be inspected by the PCAOB without the approval of the PRC authorities, in which case the PCAOB may not be able to fully evaluate the audit or the auditors’ quality control procedures. In addition, there can be no assurance that, if we have a “non-inspection” year, we will be able to take any remedial measures. If any such event were to occur, trading in our securities could in the future be prohibited under the HFCA Act and, as a result, we cannot assure you that we will be able to maintain the listing of our ordinary shares on Nasdaq or that you will be allowed to trade our ordinary shares in the United States on the “over-the-counter” markets or otherwise.

On August 26, 2022, the CSRC, the MOF, and the PCAOB signed the Protocol to allow the PCAOB to inspect and investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, consistent with the HFCA Act, and the PCAOB will be required to reassess its determinations by the end of 2022. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC.

On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in certain jurisdictions and we use an accounting firm headquartered in one of such jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCA Act. A delisting of our ordinary shares would materially and adversely affect the value of such securities and may impact your ability to sell your ordinary shares.

Changes in the political and economic policies of the PRC government or in relations between China and the United States may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

Substantially all of our operations are conducted in the PRC and substantially all of our revenues are sourced from the PRC. Accordingly, our financial condition and results of operations are affected to a significant extent by economic, political and legal developments in the PRC or changes in government relations between China and the United States or other governments. There is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs.

The PRC economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth in the past four decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions, providing preferential treatment to particular industries or companies, or imposing industry-wide policies on certain industries. Economic reform measures may also be adjusted, modified or applied inconsistently from industry to industry or across different regions of the country, and there can be no assurance that the Chinese government will continue to pursue a policy of economic reform or that the direction of reform will continue to be market friendly. Any actions and policies adopted by the PRC government could negatively impact the Chinese economy, which could materially adversely affect our business.

The rules and regulations in China can change quickly with little advance notice and uncertainties in the interpretation and enforcement of PRC laws, rules and regulations could limit the legal protections available to you and us.

Our PRC subsidiaries are subject to various PRC laws, rules and regulations generally applicable to companies in China. The PRC legal system is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in China.

As relevant laws and regulations are relatively new and the PRC legal system continues to rapidly evolve with little advance notice, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties.

The PRC government authorities may further strengthen oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers like us. Any such action may adversely affect our operations and significantly limit or hinder our ability to offer or continue to offer securities to investors or reduce the value of such securities or cause such securities to become worthless.

There are risks arising from the legal systems in China, including the risks and uncertainties regarding the interpretation, application and enforcement of current and future PRC laws and regulations. The rules and regulations in China can change quickly with little advance notice and uncertainties in the interpretation and enforcement of PRC laws, rules and regulations could limit the legal protections available to you and us. The PRC government may intervene with or influence our operations, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations, financial performance and/or the value of the ordinary shares we are registering for sale, or impair our ability to raise money.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business, impede our ability to continue our operations and reduce the value of your investment in Xinxu.

In recent years, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. On July 10, 2021, the CAC issued a revised draft of the Measures for Cybersecurity Review for public comments, which required that, among others, in addition to “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities.

On November 14, 2021, the CAC released the Regulations on Network Data Security (draft for public comments) and accepted public comments until December 13, 2021. The draft Regulations on Network Data Security provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. If a data processor that processes personal data of more than one million users intends to list overseas, it shall apply for a cybersecurity review. In addition, data processors that process important data or are listed overseas shall carry out an annual data security assessment on their own or by engaging a data security services institution, and the data security assessment report for the prior year should be submitted to the local cyberspace affairs administration department before January 31 of each year. We do not believe that we are subject to the cybersecurity review as we are not a data processor and do not possess personal information of more than one million users. We cannot assure you, however, that regulators in China will not take a contrary view or will not subsequently require us to undergo the cybersecurity review and subject us to penalties for non-compliance.

On December 28, 2021, the Cybersecurity Review Measures (2021 version) which were promulgated and became effective on February 15, 2022, provide that any “online platform operators” possessing personal information of more than one million users which seeks to list in a foreign stock exchange should be subject to cybersecurity review. The Cybersecurity Review Measures (2021 version), further elaborates the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. The CAC requires that under the new rules companies possessing personal information of more than 1,000,000 users must apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” The cybersecurity review will also look into the potential national security risks from overseas IPOs. We believe each of our PRC subsidiaries, is deemed a “personal information processor” under the Personal Information Protection Law (“PIPL”) because they can all independently determine the handling purpose and method in the handling of personal information as defined in the PIPL; however, none of the Company or any of its PRC subsidiaries is an operator of any “critical information infrastructure” as defined under the PRC Cybersecurity Law and the Security Protection Measures on Critical Information Infrastructure because none of the Company or any of, its PRC subsidiaries is engaged in important public communication and information services, energy, transportation, water conservancy, finance, public services, e-government, defense technology and industry, as well as other important network facilities, information systems that may seriously endanger national security, national economy and people’s livelihood. Additionally, none of the Company or any of its PRC subsidiaries is an “online platform operators” possessing personal information of more than one million users under the Cybersecurity Review Measures because neither the Company nor any of its subsidiaries is an online platform operator. Therefore, we are not subject to the Cybersecurity Review Measures and are not required to declare to the CAC for cybersecurity review and the compliance with such regulation will not materially impact our business operations. We cannot assure you, however, that regulators in China will not take a contrary view or will not subsequently require us to undergo the cybersecurity review and subject us to fines or penalties for non-compliance.

On February 17, 2023, the CSRC released the New Overseas Listing Rules, which came into effect on March 31, 2023. The New Overseas Listing Rules apply to overseas securities offerings and/or listings conducted by (i) companies incorporated in the PRC, or PRC domestic companies, directly and (ii) companies incorporated overseas with operations primarily in the PRC and valued on the basis of interests in PRC domestic companies, or indirect offerings. The New Overseas Listing Rules requires (1) the filings of the overseas offering and listing plan by the PRC domestic companies with the CSRC under certain conditions, and (2) the filing of certain prescribed form by their underwriters with the CSRC under certain conditions and the submission of an annual report of such filed underwriters to the CSRC no later than January 31 each year on its relevant business activities in the previous year on all overseas listings. The required filing scope is not limited to the initial public offering, but also includes subsequent overseas securities offerings, single or multiple acquisition(s), share swap, transfer of shares or other means to seek an overseas direct or indirect listing, a secondary listing or dual listing.

On the same day, the CSRC also held a press conference for the release of the New Overseas Listing Rules and issued the Overseas Listing Notice. Under the Overseas Listing Notice, a company that (i) has already completed overseas listing or (ii) has already obtained the approval for the offering or listing from overseas securities regulators or exchanges but has not completed such offering or listing before effective date of the New Overseas Listing Rules and also completes the offering or listing before September 30, 2023 will be considered as an existing listed company and is not required to make any filing until it conducts a new offering in the future. For the company that has already submitted offering and listing applications but not yet obtained the approvals from overseas securities regulators or exchanges shall choose to make its filing with the CSRC at a reasonable time but before the completion of the offering/listing. For the company that has already obtained CSRC approval for overseas listing or offering can continue its process during the valid term of the CSRC approval without additional filing and it shall make the filing pursuant to the New Overseas Listing Rules if it does not complete the offering or listing before the expiration of the original approval from CSRC.

On February 24, 2023, the CSRC, together with other PRC government authorities, released the Confidentiality and Archives Administration Provisions, which came into effect on March 31, 2023. The Confidentiality and Archives Administration Provisions require, among others, that PRC domestic enterprises seeking to offer and list securities in overseas markets, either directly or indirectly, shall establish the confidentiality and archives system, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of PRC government agencies to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. It further stipulates that providing or publicly disclosing documents and materials which may adversely affect national security or public interests, and accounting files or copies of important preservation value to the state and society shall be subject to corresponding procedures in accordance with relevant laws and regulations.

We cannot predict future developments in the PRC legal system. We may need to procure additional permits, authorizations and approvals for our operations, which we may not be able to obtain. Our inability to obtain such permits or authorizations may materially adversely affect its business, financial condition and results of operations.

Administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. These uncertainties may impede our ability to enforce contracts and could materially adversely affect its business, financial condition and results of operations.

The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also intervene with or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and our ordinary shares could decline in value or become worthless.

On February 24, 2025, the CSRC published a Filing Completion Notice on the CSRC’s official website, confirming that we have completed the filing procedures with the CSRC under the New Overseas Listing Rules. Upon completion of the CSRC filing procedures, which was evidenced by the Filing Completion Notice, we have fulfilled the CSRC’s requirements regarding our overseas offering and listing under the New Overseas Listing Rules. As of the date of this annual report, we are not required to obtain any other approval from any Chinese authorities to list on U.S. exchanges, however, if any of the PRC subsidiaries or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on any U.S. exchange, to offer or continue to offer securities to investors, or materially affect the interest of the investors and cause significantly depreciation of our price of ordinary shares.

The Chinese government has exercised and continues to exercise substantial control over many sectors of the Chinese economy through regulation and state ownership. Our ability to operate in China may be affected by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in our operations in China. We could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply with. Recent statements, rules and regulations released by the PRC government indicate that the PRC government may take actions to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless.

Regulation and censorship of information disseminated over the internet in China may adversely affect our business, and we may be liable for content that is displayed on our website.

China has enacted laws and regulations governing internet access and the distribution of products, services, news, information, audio-video programs and other content through the internet. In the past, the PRC government has prohibited the distribution of information through the internet that it deems to be in violation of PRC laws and regulations. If any of our internet information was deemed by the PRC government to violate any content restrictions, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations. It may be difficult to determine the type of content that may result in liability to us, and if we are found to be liable, we may be prevented from operating our website in China.

PRC regulation on loans to, and direct investment in, our PRC subsidiaries by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Xinxu is an exempted company incorporated in the Cayman Islands with limited liability structured as a holding company, conducting its operations in China through our PRC subsidiaries. As permitted under PRC laws and regulations, in utilizing the proceeds of our initial public offering, we may make loans to our PRC subsidiaries subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our PRC subsidiaries. Furthermore, loans by us to our PRC subsidiaries to finance its activities cannot exceed the statutory limits and are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System and registration with other governmental authorities in China.

The SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective on June 1, 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of bank loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether the SAFE will permit such capital to be used for equity investments in the PRC in actual practice. The SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to grant loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our initial public offering, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, the PRC subsidiaries by offshore holding companies, and the fact that the PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from our initial public offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may increase our labor costs, impose limitations on our labor practices and adversely affect our business and our results of operations.

The PRC Labor Law and the Labor Contract Law of the People’s Republic of China (the “Labor Contract Law”) require that employers must execute written employment contracts with full-time employees. All employers must compensate their employees with wages equal to at least the local minimum wage standards. Violations of the PRC Labor Law and the Labor Contract Law may result in the imposition of fines, compensations and other administrative sanctions, and serious violations may constitute criminal offenses.

The protection of employees who, under the Labor Contract Law, have the right, among others, to enter into written labor contracts, to enter into labor contracts with no fixed terms under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts. Besides, we are required to pay various statutory employee benefits, including pension, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees under the PRC laws and regulations. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties.

In addition, the Labor Contract Law introduces specific provisions related to fixed-term employment contracts, part-time employment, probation, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining, which together represent enhanced enforcement of labor laws and regulations. For example, according to the PRC Labor Contract Law, an employer is obliged to sign an unfixed-term labor contract with any employee who has worked for the employer for 10 consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unfixed term, with certain exceptions. The employer must pay economic compensation to an employee where a labor contract is terminated or expires in accordance with the PRC Labor Contract Law, except for certain situations which are specifically regulated. In addition, the government has issued various labor-related regulations to further protect the rights of employees. According to such laws and regulations, employees are entitled to annual leave ranging from 5 to 15 days and are able to be compensated for any untaken annual leave days in the amount of three times their daily salary, subject to certain exceptions. In the event that we decide to change our employment or labor practices, the PRC Labor Contract Law and other labor-related regulation may also limit our ability to effect those changes in a manner that we believe to be cost-effective. In addition, due to the uncertainties as to the interpretation and implementation of these laws and regulations, our employment practices may not be at all times deemed in compliance with the laws and regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and financial conditions may be adversely affected.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or members of our management named in the annual report based on foreign laws.

Xinxu is an exempted company incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulators, such as the SEC, the Department of Justice, and other authorities, are allowed to directly conduct investigation or evidence collection activities within the territory of the PRC and no entity or individual in China may provide documents and information relating to securities business activities to overseas regulators without the competent Chinese government’s approval. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. The SEC, U.S. Department of Justice, and other U.S. authorities could face substantial challenges in bringing and enforcing actions against China-based Issuers and their officers and directors. As a result, investors in China-based Issuers may not benefit from a regulatory environment that fosters effective enforcement of U.S. federal securities laws.

If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfil their responsibilities, or misappropriate or misuse these assets, our business and operations may be materially and adversely affected.

Under PRC law, legal documents for corporate transactions, including agreements and contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant local branch of the SMAR formerly known as the State Administration for Industry and Commerce (“SAIC”). We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents.

We use two major types of chops: corporate chops and finance chops. Chops are seals or stamps used by a PRC company to legally authorize documents, often in place of a signature. We use corporate chops generally for documents to be submitted to government agencies, such as applications for changing business scope, directors or company name, and for legal letters. We use finance chops generally for making and collecting payments, including issuing invoices. Use of corporate chops must be approved by our legal department and administrative department, and use of finance chops must be approved by our finance department. The chops of our PRC subsidiaries are generally held by the relevant entities so that documents can be executed locally. Although we usually utilize chops to execute contracts, the registered legal representatives of our PRC subsidiaries have the apparent authority to enter into contracts on behalf of such entities without chops, unless such contracts set forth otherwise.

In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to the designated key employees of our legal, administrative or finance departments. Our designated legal representatives generally do not have access to the chops. Although we have approval procedures in place and monitor our key employees, including the designated legal representatives of our PRC subsidiaries, the procedures may not be sufficient to prevent all instances of abuse or negligence. In addition, we also separate the authorized user of chops from the keeper of keys to the storage room and install security camera for the storage room. There is a risk that our key employees or designated legal representatives could abuse their authority, for example, by binding our subsidiaries with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops or signatures of our legal representatives. If any designated legal representative obtains control of the chop in an effort to obtain control over the relevant entity, we would need to have a shareholder or board resolution to designate a new legal representative to take legal action to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative’s misconduct. If any of the designated legal representatives obtains and misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve the matter, while distracting management from our operations, and our business operations may be materially and adversely affected.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which replaces the previous SAFE Circular 75. SAFE Circular 37 requires PRC residents, including PRC individuals and PRC corporate entities, to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we may make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, are required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update its registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE to reflect any material change. If any PRC resident shareholder of such SPV fails to make the required registration or to update the registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiaries in China. In February, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound direct investments, including those required under SAFE Circular 37, must be filed with qualified banks instead of SAFE. Qualified banks should examine the applications and accept registrations under the supervision of SAFE. We have used our best efforts to notify PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents to complete the foreign exchange registrations. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. We cannot assure you that all other shareholders or beneficial owners of ours who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, and limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Furthermore, as these foreign exchange and outbound investment related regulations are relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border investments and transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. We cannot assure you that we have complied or will be able to comply with all applicable foreign exchange and outbound investment related regulations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Restrictions on currency exchange may limit our ability to utilize our revenues effectively.

All of our revenues are denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiaries. Currently, PRC subsidiaries may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Since we expect a significant portion of our future revenue will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside of the PRC and/or transfer cash out of China to pay dividends in foreign currencies to our shareholders. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities. This could affect our ability to obtain foreign currency through debt or equity financing for our subsidiaries. In addition, there can be no assurance that the PRC government will not impose restrictions on our ability to transfer or distribute cash within our organization or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of China and may adversely affect our business, financial condition and results of operations.

We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and the PRC subsidiaries’ restrictions on paying dividends or making other payments to us could restrict our ability to satisfy our liquidity requirements and have a material and adverse effect on our ability to conduct our business.

We rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders or holders of our ordinary shares or to service any debt we may incur. If any of our Chinese subsidiaries incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

According to the Foreign Investment Law of the People’s Republic of China and its implementing rules, which jointly established the legal framework for the administration of foreign-invested companies, a foreign investor may, in accordance with other applicable laws, freely transfer into or out of China its contributions, profits, capital earnings, income from asset disposal, intellectual property rights, royalties acquired, compensation or indemnity legally obtained, and income from liquidation, made or derived within the territory of China in RMB or any foreign currency, and any entity or individual shall not illegally restrict such transfer in terms of the currency, amount and frequency. According to the Company Law of the People’s Republic of China and other Chinese laws and regulations, our Chinese subsidiaries may pay dividends only out of their respective accumulated profits as determined in accordance with Chinese accounting standards and regulations. In addition, each of our Chinese subsidiaries is required to set aside at least 10% of its accumulated after-tax profits, if any, each year to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Where the statutory reserve fund is insufficient to cover any loss the Chinese subsidiary incurred in the previous financial year, its current financial year’s accumulated after-tax profits shall first be used to cover the loss before any statutory reserve fund is drawn therefrom. Such statutory reserve funds and the accumulated after-tax profits that are used for covering the loss cannot be distributed to us as dividends. At their discretion, our Chinese subsidiaries may allocate a portion of their after-tax profits based on Chinese accounting standards to a discretionary reserve fund.

Renminbi is not freely convertible into other currencies. As result, any restriction on currency exchange may limit the ability of our Chinese subsidiaries to use any future renminbi revenues to pay dividends to us. The Chinese government imposes controls on the convertibility of renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Shortages in availability of foreign currency may then restrict the ability of our Chinese subsidiaries to remit sufficient foreign currency to our offshore entities for our offshore entities to pay dividends or make other payments or otherwise to satisfy our foreign-currency-denominated obligations. The renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and foreign currency debt, including loans we may secure for our onshore subsidiaries. Currently, our Chinese subsidiaries may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of SAFE by complying with certain procedural requirements. However, the relevant Chinese governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in renminbi to fund our business activities outside of China or pay dividends in foreign currencies to holders of our shares. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant Chinese governmental authorities. This could affect our ability to obtain foreign currency through debt or equity financing for our subsidiaries.

In response to the persistent capital outflow in China and renminbi’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China (“PBOC”) and the SAFE have promulgated a series of capital controls in early 2017, including stricter vetting procedures for domestic companies to remit foreign currency for overseas investments, dividends payments and shareholder loan repayments.

The Chinese government may continue to strengthen its capital controls, and more restrictions and substantial vetting processes may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our Chinese subsidiaries to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business.

We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, or the EIT Law, and we may therefore be subject to PRC income tax on our global income.

Under the EIT Law and its implementing rules, both of which came into effect on January 1, 2008 and were last amended on December 29, 2018, enterprises established under the laws of jurisdictions outside of China with “de facto management bodies” located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. “De facto management body” refers to a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise. The SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or the Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by individuals or foreign enterprises, the determining criteria set forth in Circular 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises. If we were to be considered a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income, and our profitability and cash flow may be materially reduced as a result of our global income being taxed under the EIT Law. We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

Under the PRC EIT Law and its implementation rules, the profits of a foreign invested enterprise generated through operations, which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and the PRC, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. Our WFOE is wholly-owned by HK Xinxu, one of our Hong Kong subsidiaries. Moreover, under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, the tax payer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These beneficial owner of the relevant dividends, and (2) the corporate shareholder to receive dividends from the PRC subsidiary must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the State Administration of Taxation promulgated the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties on October 27, 2009, which limits the “beneficial owner” to individuals, projects or other organizations normally engaged in substantive operations, and sets forth certain detailed factors in determining the “beneficial owner” status. In current practice, a Hong Kong enterprise must obtain a tax resident certificate from the relevant Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority.

Even after we obtain the Hong Kong tax resident certificate, we are required by applicable tax laws and regulations to file required forms and materials with relevant PRC tax authorities to prove that we can enjoy 5% lower PRC withholding tax rate. We intend to obtain the required materials and file with the relevant tax authorities when it plans to declare and pay dividends, but there is no assurance that the PRC tax authorities will approve the 5% withholding tax rate.

Dividends payable to our foreign investors and gains on the sale of our ordinary shares by our foreign investors may be subject to PRC tax.

Under the EIT Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Any gain realized on the transfer of ordinary shares by such investors is also subject to PRC tax at a current rate of 10% which in the case of dividends will be withheld at source if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our ordinary shares, and any gain realized from the transfer of our ordinary shares, may be treated as income derived from sources within the PRC and may as a result be subject to PRC taxation. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Taxation.” Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of ordinary shares by such investors may be subject to PRC tax at a current rate of 20%. Any PRC tax liability may be reduced under applicable tax treaties. However, it is unclear whether holders of our ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas if we are considered a PRC resident enterprise. If dividends payable to our non-PRC investors, or gains from the transfer of our ordinary shares by such investors are subject to PRC tax, the value of your investment in our ordinary shares may decline significantly.

To the extent cash or assets in our business are in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong in the event of any interventions in or the imposition of restrictions and limitations on the ability of our company and our subsidiaries by the PRC government to transfer cash or assets, which may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

Xinxu is an offshore holding company with no material operations of its own, and conducts substantially all of its operations through its operating subsidiaries established in the PRC, primarily Anhui Xinxu. As of the date of this annual report, substantially all of our cash and assets are located in the PRC. During the past three fiscal years, no transfers, dividends or other distributions were made from our subsidiaries to Xinxu or our investors, including U.S. investors, and no transfers, loans, or capital contributions were made from Xinxu to any of our subsidiaries. In the future, cash proceeds raised from overseas financing activities, including our initial public offering, may be transferred by us based on current statutory limits to our PRC operating entities via capital contribution or shareholder loans, as the case may be. The transfer of funds among PRC companies are subject to the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases (2020 Revision, the “Provisions on Private Lending Cases”), which was implemented on August 20, 2020 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. The Provisions on Private Lending Cases does not prohibit cash transfers among the PRC company’s subsidiaries. As of the date of this annual report, we have not been notified of any restrictions which could limit our PRC subsidiaries’ ability to transfer cash to another PRC subsidiary.

Among Xinxu and its subsidiaries, cash can be transferred from Xinxu and HK Xinxu as needed in the form of capital contributions or shareholder loans, as the case may be, to our PRC subsidiaries as we are permitted under the PRC laws and regulations to provide funding to our PRC subsidiaries only through capital contributions or loans, and only if we satisfy the applicable government registration and approval requirements in China. We believe, as of the date of this annual report, there is no restriction imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except transfer of funds involving money laundering and criminal activities. The PRC government imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. In addition, the EIT Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by PRC companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident. Further, to the extent cash or assets in our business are in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong in the event of the imposition of restrictions and limitations on the ability of our company and our subsidiaries by the PRC government to transfer cash or assets, which may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

There can be no assurance that the PRC government will not impose restrictions in future on our ability to transfer or distribute cash within our PRC subsidiaries or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of China and may adversely affect our business, financial condition and results of operations.

The CSRC has released the New Overseas Listing Rules for China-based companies seeking to conduct overseas offering and listing in foreign markets. Under the New Overseas Listing Rules, the PRC government exerts more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors and could cause the value of our ordinary shares to significantly decline or such shares to become worthless.

The M&A Rules adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by a special purpose vehicle seeking CSRC approval of its overseas listings. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles. Currently, there is no consensus among leading PRC law firms regarding the scope and applicability of the CSRC approval requirement.

Our PRC counsel, King & Wood Mallesons, has advised us based on their understanding of the current PRC law, rules and regulations that the CSRC’s approval under the M&A Rules is not required for our initial public offering (including the offering of ordinary shares to U.S. investors) and the listing and trading of our ordinary shares on Nasdaq in the context of our initial public offering, given that:

●	the CSRC currently has not issued any definitive rule or interpretation then in effect concerning whether offerings like ours under this annual report are subject to this regulation; and

●	WFOE was not established by a merger with or an acquisition of any PRC domestic companies as defined under the M&A Rules.

However, our PRC legal counsel, King & Wood Mallesons, has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules or overseas offering approval. We cannot assure you that relevant PRC governmental agencies, including the CSRC, would reach the same conclusion as we do.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters.

On July 10, 2021, the Cyberspace Administration of China issued a revised draft of the Measures for Cybersecurity Review for public comments, which required that, among others, in addition to “operators of critical information infrastructure,” any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborates the factors to be considered when assessing the national security risks of the relevant activities. On November 14, 2021, the Cyberspace Administration of China published the Network Internet Data Protection Draft Regulations (draft for comments), which reiterates that data handlers that process the personal information of more than one million users listing in a foreign country should apply for a cybersecurity review. On December 28, 2021, the Measures for Cybersecurity Review (2021 version) was promulgated and became effective on February 15, 2022, which iterates that any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. We believe we are not among the “operators of critical information infrastructure,” “data processors,” “online platform operators” or “data handlers” as mentioned above, however, the Measures for Cybersecurity Review were recently adopted and the Network Internet Data Protection Draft Regulations (draft for comments) are in the process of being formulated and the Opinions remain unclear on how it will be interpreted, amended and implemented by the relevant PRC governmental authorities.

On February 17, 2023, the CSRC released the New Overseas Listing Rules, which came into effect on March 31, 2023. The New Overseas Listing Rules apply to overseas securities offerings and/or listings conducted by (i) companies incorporated in the PRC, or PRC domestic companies, directly and (ii) companies incorporated overseas with operations primarily in the PRC and valued on the basis of interests in PRC domestic companies, or indirect offerings. The New Overseas Listing Rules requires (1) the filings of the overseas offering and listing plan by the PRC domestic companies with the CSRC under certain conditions, and (2) the filing of certain prescribed form by their underwriters with the CSRC under certain conditions and the submission of an annual report of such filed underwriters to the CSRC no later than January 31 each year on its relevant business activities in the previous year on all overseas listings. The required filing scope is not limited to the initial public offering, but also includes subsequent overseas securities offerings, single or multiple acquisition(s), share swap, transfer of shares or other means to seek an overseas direct or indirect listing, a secondary listing or dual listing.

On the same day, the CSRC also held a press conference for the release of the New Overseas Listing Rules and issued the Overseas Listing Notice. Under the Overseas Listing Notice, a company that (i) has already completed overseas listing or (ii) has already obtained the approval for the offering or listing from overseas securities regulators or exchanges but has not completed such offering or listing before effective date of the New Overseas Listing Rules and also completes the offering or listing before September 30, 2023 will be considered as an existing listed company and is not required to make any filing until it conducts a new offering in the future. For the company that has already submitted offering and listing applications but not yet obtained the approvals from overseas securities regulators or exchanges shall choose to make its filing with the CSRC at a reasonable time but before the completion of the offering/listing. For the company that has already obtained CSRC approval for overseas listing or offering can continue its process during the valid term of the CSRC approval without additional filing and it shall make the filing pursuant to the New Overseas Listing Rules if it does not complete the offering or listing before the expiration of the original approval from CSRC.

Our CSRC filing was submitted in March 2024. On February 24, 2025, the CSRC published a Filing Completion Notice on the CSRC’s official website, confirming that we have completed the filing procedures with the CSRC under the New Overseas Listing Rules. Upon completion of the CSRC filing procedures, which was evidenced by the Filing Completion Notice, we have fulfilled the CSRC’s requirements regarding our overseas offering and listing under the New Overseas Listing Rules. However, from the date of issuance of the Filing Completion Notice to the completion of our initial public offering, if we experience any material or significant events that may cause (i) a major change to the main business or business license qualifications of the PRC subsidiaries; (ii) a major change of control or equity structure; and (iii) a major adjustment to the offering and listing plan which includes but are not limited to changes of the listing place, possible changes of control after the adjustment of the offering plan, and increases in the proportion of shares to be issued, we shall update the filing documents with the CSRC within three business days. Additionally, upon completion of our initial public offering, we shall report the offering information to the CSRC within 15 business days. If a violation of the foregoing and related regulations occurs, the CSRC may order rectification, issue warnings, and impose a fine between RMB 1 million and RMB 10 million on our PRC subsidiaries, which could adversely and materially affect our business operations and financial outlook, and significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors and could cause the value of our ordinary shares to significantly decline or such shares to become worthless.

As of the date of this annual report, these new laws and guidelines have not impacted the Company’s ability to conduct its business, accept foreign investments, or continue to list on a U.S. or other foreign exchange; however, (i) if we were required to file with the CSRC or obtain approval from other PRC governmental authorities in the future but were failed to file or denied permission from the PRC authorities to follow-up offering or transaction governed by the New Overseas Listing Rules and Overseas Listing Notice, our ability to conduct our business may be materially impacted, we will not be able to continue listing on any U.S. exchange, to offer or continue to offer securities to investors, the interest of the investors may be materially adversely affected and our ordinary shares may significantly decrease in value or become worthless; and (ii) there are uncertainties in the interpretation and enforcement of these new laws and guidelines, which could materially and adversely impact our business and financial outlook and may impact our ability to accept foreign investments or continue to list on a U.S. or other foreign exchange.

As advised by our PRC counsel, King & Wood Mallesons, as of the date of this annual report, we and our PRC subsidiaries have received from PRC authorities all requisite licenses, permissions or approvals needed to engage in the businesses currently conducted in China and to list on a U.S. stock exchange, including the CSRC Filing Completion Notice regarding our overseas offering and listing under the New Overseas Listing Rules, and no licenses, permissions and/or approvals have been denied. However, if any other filings, approvals, reviews or other procedures are required, there is no assurance that we will be able to obtain such filings, approvals or complete such reviews or other procedures timely or at all. For any approval or permission that we have received or may receive in future, it could nevertheless be revoked or cancelled, and the terms of its reissuance may impose restrictions on our operations and offerings relating to our securities. Besides, the New Overseas Listing Rules may subject us to additional compliance requirement in the future, and we cannot assure you that we will be able to get the clearance of filing procedures under the New Overseas Listing Rules on a timely basis, or at all. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our ordinary shares to significantly decline in value or become worthless.

The PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt our initial public offering before the settlement and delivery of the ordinary shares that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the ordinary shares we are offering, you would be doing so at the risk that the settlement and delivery may not occur. Any uncertainties or negative publicity regarding such approval or record-filing requirements could have a material adverse effect on our ability to complete our initial public offering or any follow-on offering of our securities or the market for and market price of our ordinary shares.

Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government-mandated employee benefit contribution plans, including certain social insurance, housing provident funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit contribution plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Companies operating in China are also required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment.

As of the date of this annual report, we provide social security insurance including pension, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance and housing fund plans through a PRC government-mandated benefit contribution plan for most of our employees except for those who already purchased social security insurance in their local registered residences and voluntarily choose not to be enrolled in our social insurance program. Additionally, we did not make adequate contributions to the social security insurance. As a result, we may be required to pay the shortage of our contribution. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

We are subject to a variety of environmental laws that could be costly for us to comply with, and we could incur liability if we fail to comply with such laws or if we are responsible for releases of pollutants to the environment.

Substantially all of our operations are located in the PRC. Our production activities generate waste water, exhaust gas, solid waste and equipment noise. Chinese laws impose various environmental controls on the management, handling, generation, manufacturing, transportation, storage, use and disposal of waste water, exhaust gas, solid waste, equipment noise and other materials used or generated in the production of our products. Pursuant to the Regulations on the Administration of Pollutant Discharge Permits, we are required to obtain pollutant discharge permit from the local government. Failure to obtain such permit may subject us to fines of not less than RMB200,000 but not more than RMB1 million, if the circumstance is serious, the said department shall report the case to the people’s government with the approval authority for approval, and order the entity to suspend business or close down. As of the date of this annual report, we have obtained the pollutant discharge permit with the local government, expiring on January 8, 2030. If we fail to comply with any other present or future environmental laws, we could be subject to fines, corrective action, other liabilities or the suspension of production, which may adversely affect our business, financial condition and results of operations.

We pay great attention to environmental protection and governance. However, changes in environmental laws may result in costly compliance requirements or otherwise subject us to future fines, penalties or other liabilities. To the extent these changes affect our customers and require changes to their demand, our customers may have a reduced need for our products, and, as a result, our revenue could be adversely affected.

U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China.

Any disclosure of documents or information located in China by foreign agencies may be subject to jurisdiction constraints and must comply with China’s state secrecy laws, which broadly define the scope of “state secrets” to include matters involving economic interests and technologies. There is no guarantee that requests from U.S. federal or state regulators or agencies to investigate or inspect our operations will be honored by us, by entities who provide services to us or with whom we associate, without violating PRC legal requirements, especially as those entities are located in China. Furthermore, under the current PRC laws, an on-site inspection of our facilities by any of these regulators may be limited or prohibited.

We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the SAT issued the Announcement on Several Issues Concerning the Enterprise Income Tax on Indirect Transfer of Assets by Non-Resident Enterprises, or the SAT Circular 7. The SAT Circular 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Circular 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Circular 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. On October 17, 2017, the SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Circular 37, which came into effect on December 1, 2017. The SAT Circular 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Circular 7 and/or SAT Circular 37. For transfer of shares in our company that do not qualify for the public securities market safe harbor by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Circular 7 and/or SAT Circular 37. As a result, we may be required to expend valuable resources to comply with SAT Circular 7 and/or SAT Circular 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rules establish additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. For example, the M&A Rules require that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand, (iv) or in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the MOFCOM when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council in August 2008 is triggered.

In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. Furthermore, according to the security review, foreign investments that would result in acquiring the actual control of assets in certain key sectors, such as critical agricultural products, energy and resources, equipment manufacturing, infrastructure, transport, cultural products and services, information technology, internet products and services, financial services and technology sectors, are required to obtain approval from designated governmental authorities in advance.

In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions, if required, could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, the MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected. Furthermore, according to the M&A Rules, if a PRC entity or individual plans to merge or acquire its related PRC entity through an overseas company legitimately incorporated or controlled by such entity or individual, such a merger and acquisition will be subject to examination and approval by the MOFCOM. There is a possibility that the PRC regulators may promulgate new rules or explanations requiring that we obtain the approval of the MOFCOM or other PRC governmental authorities for our completed or ongoing mergers and acquisitions. There is no assurance that, if we plan to make an acquisition, we can obtain such approval from the MOFCOM or any other relevant PRC governmental authorities for our mergers and acquisitions, and if we fail to obtain those approvals, we may be required to suspend our acquisition and be subject to penalties. Any uncertainties regarding such approval requirements could have a material adverse effect on our business, results of operations and corporate structure.

The tension in international trade and rising political tension, particularly between U.S. and China, may adversely impact our business, financial condition, and results of operations.

Trade-related tensions between the United States and China continue to pose risks. The conclusion of the Economic and Trade Agreement between the two countries in January 2020 (the “Phase One Agreement”) temporarily halted the escalation of reciprocal tariffs and resulted in the reduction of certain U.S. tariffs on Chinese imports. During his first administration, President Trump, pursuant to Section 301 of the Trade Act of 1974 (“Section 301 Duties”), imposed tariffs ranging from 7.5% to 25% on approximately $370 billion worth of U.S. imports from China.

On February 1, 2025, President Donald Trump issued three executive orders imposing additional tariffs on imports from Canada, Mexico and China pursuant to the International Emergency Economic Powers Act (IEEPA). These duties include 25% tariff on Canada (with a lower additional duty rate of 10% on energy or energy resources) and Mexico, as well as 10% tariff on China. These new tariffs apply in addition to any other duties, fees, exactions and charges applicable to the covered imports, such as duties imposed pursuant to the Section 301 Duties. Notably, the executive orders did not establish a mechanism for applying for exclusions from these tariffs. On April 2, 2025, President Donald Trump announced a comprehensive overhaul of U.S. trade policy, introducing a 10% universal baseline tariff on all imports and higher country-specific tariffs, including an additional 34% tariff on China (resulting in a cumulative rate of 54% when combined with existing tariffs), 46% on Vietnam, 20% on the EU, and 24% on Japan. A 25% tariff was also imposed on automobile imports. Subsequently, on April 9, 2025, the United States imposed an additional 50% tariff on Chinese imports, bringing the effective total tariff burden on certain categories of Chinese-origin goods to over 100%. In direct response, China has officially raised its tariffs on U.S. goods to 125%, effective April 11, 2025. On May 12, 2025, a new executive order was issued by President Donald Trump to (i) suspend the previously imposed 34% reciprocal tariff from the April 2 order for a period of 90 days, through approximately August 12, 2025; (ii) eliminate the retaliatory tariff increases imposed on April 8 and April 9, which had raised the reciprocal tariff rate from 34% to 125%; and (iii) reinstate the 10% baseline tariff on imports originating from China, Hong Kong, and Macau for the duration of the 90-day period. Subsequently, on August 11, 2025, the White House extended this tariff regime, continuing to apply the 10% reciprocal tariff through November 10, 2025, rather than reverting to the previous 34% rate. On November 4, 2025, the United States issued additional executive orders which maintained the suspension of the previously announced increase in the reciprocal tariff rate on Chinese-origin good, extending the current 10% reciprocal rate through November 10, 2026. On November 5, 2025, China has announced that it would continue to suspend the 24% additional tariff on imports from the United States for one year while retaining the 10% rate. The recent tariff increases have triggered strong international reactions, raising concerns about potential trade conflicts and economic repercussions.

Trade tensions between China and the United States may intensify in the future, resulting in the imposition of more tariffs or other trade restrictions. Rising political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Although cross-border business may not be an area of our focus, if we plan to expand our business internationally in the future, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact our competitive position, or prevent us from being able to conduct business in certain countries. If any new tariffs, legislation, or regulations are implemented, or if existing trade agreements are renegotiated, such changes could adversely affect our business, financial condition, and results of operations.

Risks Related to Our Business and Industry

Our operating history may not be indicative of our future growth or financial results and we may not be able to sustain our historical growth rates.

Our operating history may not be indicative of our future growth or financial results. There is no assurance that we will be able to grow our revenues in future periods. Our growth rates may decline for any number of possible reasons, and some of them are beyond our control, including decreasing customer demand, increasing competition, declining growth of the copper industry in general, shortage of raw materials, price increase of raw materials, or changes in government policies or general economic conditions. We will continue to expand our sales network and product offerings to bring greater convenience to our customers and to increase our customer base and number of transactions. However, the execution of our expansion plan is subject to uncertainty and the total number of items sold and number of transacting customers may not grow at the rate we expect for the reasons stated above. If our growth rates decline, investors’ perceptions of our business and prospects may be adversely affected and the market price of our ordinary shares could decline.

Failure to maintain the quality and safety of our products could have a material and adverse effect on our reputation, financial condition and results of operations.

The quality and safety of our products are our core values and critical to our success. We pay close attention to quality control, monitoring each step in the process from procurement to production and from warehouse to delivery. Yet, maintaining consistent product quality depends significantly on the effectiveness of our quality control system, which in turn depends on a number of factors, including but not limited to, the design of our quality control system, employee training to ensure that our employees adhere to and implement our quality control policies and procedures and the effectiveness of monitoring any potential violation of our quality control policies and procedures. There can be no assurance that our quality control system will always prove to be effective.

We may fail to detect or cure defects as a result of a number of factors, many of which are outside our control, including:

●	technical or mechanical malfunctions in the production process;

●	human error or malfeasance by our quality control personnel;

●	tampering by third parties; and

●	defective raw materials or equipment.

In addition, the quality of the products or services provided by our suppliers or business partners is subject to factors beyond our control, including the effectiveness and the efficiency of their quality control system, among others. There can be no assurance that our suppliers or business partners may always be able to adopt appropriate quality control systems and meet our stringent quality control requirements in respect of the products or services they provide. Any failure of our suppliers or business partners to provide satisfactory products or services could harm our reputation and adversely impact our operations. In addition, we may be unable to receive sufficient compensation from suppliers and business partners for the losses caused by them.

As of the date of this annual report, we are unaware of material quality accidents.

Volatility in the price of electrolytic copper and other commodities may adversely affect our business, financial condition and results of operations.

Electrolytic copper or copper cathode is the main raw material for fabricating and processing our products and our sole sourced products for distribution. The prices of electrolytic copper and other raw materials, such as scrap copper wires, etc., have experienced significant fluctuation historically and are expected to continually fluctuate in response to general economic conditions, supply and demand and the level of global inventions which are beyond our control.

Because the prices of commodities are affected by a variety of factors, most of which are beyond our control, we may not be able to respond promptly to the fluctuation in prices of electrolytic copper or other raw materials on international markets or the PRC domestic market. For example, according to Changjiang Non-ferrous Metals Website (ccmn.cn) in the PRC, the price of electrolytic copper in 2023 to 2024 ranged from RMB65,940 (approximately US$9,090) to RMB73,920 (approximately US$10,191) per ton in China. In addition, since our profit margin for selling copper products is partially based on price fluctuations, we need to make the correct prediction of the price fluctuations of these commodities on the markets to maintain our profit margin. As a result, any significant fluctuation in the market prices for these commodities could materially and adversely affect our business, financial condition and results of operations.

Any decline in the availability or increase in the cost of raw materials could materially impact our earnings.

Our product offerings depend heavily on the ready availability of various raw materials. The availability of raw materials may decline, and their prices may fluctuate greatly. In addition, we have not entered into long-term agreements with most of our suppliers, including two of our top suppliers, if such suppliers are unable or unwilling to provide us with raw materials on terms favorable to us, we may be unable to produce certain products provided that we fail to locate reasonable replacement timely. The inability to produce certain products for customers could result in a decrease in profit and damage to our reputation. In the event our raw material costs increase, we may not be able to pass these higher costs on to our customers in full or at all, our business, financial condition and results of operations could be materially and adversely affected.

Any disruption in the supply chain of raw materials and our products could adversely impact our ability to produce and deliver products, which could have a material adverse effect on our business, financial condition and results of operations.

In order to optimize our product production, we must manage our supply chain for raw materials and delivery of our products effectively. Supply chain fragmentation and local protectionism within China further complicates supply chain disruption risks. Local administrative bodies and physical infrastructure built to protect local interests may pose transportation challenges for raw material transportation as well as product delivery.

Our profitability and volume could be negatively impacted by limitations inherent within the supply chain, including competitive, governmental, legal, natural disasters, and other events that could impact both supply and price. For example, our business was adversely affected by coronavirus disease 2019 (COVID-19) between 2020 and 2023 in many aspects, including the expansion of our customer base, delay in new product offerings, and the increase in purchase price for raw materials by suppliers as well as temporary restrictions on our production, logistics and supply chain during the temporarily lockdown periods as requested by the local government as a result of the COVID-19; however, we did not experience any material inventory, raw material or labor shortages or reduced headcount of our employees, and the COVID-19 did not have a material impact on our financial positions and operating results. Although the global impact of the COVID-19 has subsided, the potential emergence or resurgence of new variants of the virus may result in renewed disruptions to economic activity and global supply chains.

Such developments could lead to reinstated government-mandated lockdowns, travel restrictions, workforce shortages, delays in logistics and production, or reduced customer demand across our markets. Any of these occurrences could cause significant disruptions to our supply chain, production capability and sales system, and adversely impact our ability to produce and deliver products. If we were unsuccessful in maintaining efficient operation of our supply chain, our business, financial condition and results of operation may be materially and adversely affected.

A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.

The Chinese economy has slowed down since 2012 and such slowdown may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

Issues or defects with products may lead to product liability, personal injury or property damage claims, recalls, withdrawals, replacements of products, or regulatory actions by governmental authorities that could divert resources, affect business operations, decrease sales, increase costs, and put us at a competitive disadvantage, any of which could have a significant adverse effect on our business, financial condition and results of operations.

We may experience issues or defects with products that may lead to product liability, personal injury or property damage claims, recalls, withdrawals, replacements of products, or regulatory actions by governmental authorities. Any of these activities could result in increased governmental scrutiny, harm to our reputation, reduced demand by customers for our products, decreased willingness by our service providers to provide support for those products, absence or increased cost of insurance, or additional safety and testing requirements. Such results could divert development and management resources, adversely affect our business operations, decrease sales, increase legal fees and other costs, and put us at a competitive disadvantage compared to other companies not affected by similar issues with products, any of which could have a significant adverse effect on our business, financial condition and results of operations.

We do not have long-term contractual agreements with any of our customers, and our sales could be reduced if our customers switch some or all of their business with us to other suppliers.

We do not enter into long-term contractual agreements with any of our customers but manufacture based upon purchase orders and therefore cannot be certain that sales to our customers will continue. Our sales could be reduced if our customers switch some or all of their business with us to other suppliers. Such reductions or terminations could have a material adverse impact on our revenues, profits and financial condition.

We depend on key customers with whom we do not enter into any long-term contractual agreement, the loss of which could cause a significant decline in our revenues.

We had one key customer accounting for approximately 37.02% of our total revenues for the fiscal year ended June 30, 2023, two major customers accounting for approximately 40.65% and 10.08%, respectively, of our total revenues for the fiscal year ended June 30, 2024, and two major customers accounting for approximately 24.77% and 12.34%, respectively, of our total revenues for the fiscal year ended June 30, 2025.

We do not enter into long-term contractual agreements with any of our major customers but manufacture based upon purchase orders and therefore cannot be certain that sales to the major customers, will continue. The loss of any of our significant customers, or a significant reduction in sales to any such customers, would adversely affect our profitability.

In recent years, our major customers have varied due to changes in our product mix. We expect that we will continue to depend on a relatively small number of customers for a significant portion of our net revenue and may continue to experience fluctuations in the distribution of our sales among our largest customers as we periodically adjust our product mix. Our ability to maintain close and satisfactory relationships with our customers is important to the ongoing success and profitability of our business. Our ability to attract potential customers is also critical to the success of our business. If any of our significant customers reduces, delays or cancels its orders for any reason, or the financial condition of our key customers deteriorates, our business could be seriously harmed. Similarly, a failure to manufacture sufficient quantities of products to meet the demands of these customers may cause us to lose customers, which may affect adversely the profitability of our business as a result. Furthermore, if we experience difficulties in the collection of our accounts receivables from our major customers, our results of operation may be materially and adversely affected.

If we fail to acquire new customers or retain existing customers in a cost-effective manner, our business, financial condition and results of operations may be materially and adversely affected.

Our ability to cost-effectively attract new customers and retain existing customers, especially our top customers, is crucial to driving net revenues growth and achieving profitability. We have invested significantly in branding, sales and marketing to acquire and retain customers since our inception. For example, we attend domestic and international expos and exhibitions in marketing our products and attracting new customers. We also expect to continue to invest significantly to acquire new customers and retain existing ones, especially our top customers. There can be no assurance that new customers will stay with us, or the net revenues from new customers we acquire will ultimately exceed the cost of acquiring those customers. In addition, if our existing customers, especially our existing top customers no longer find our products appealing, or if our competitors offer more attractive products, prices, discounts or better customer services, our existing customers may lose interest in us, decrease their orders or even stop ordering from us. If we are unable to retain our existing customers, especially our top customers or to acquire new customers in a cost-effective manner, our revenues may decrease and our results of operations will be adversely affected.

Our business is dependent on third-party suppliers and changes or difficulties in our relationships with our suppliers may harm our business and financial results.

We are dependent on our suppliers for raw materials to manufacture our products as well as products for resale. We had a limited number of major suppliers whose purchases individually represented 10% or more of the Company’s total purchases. For the fiscal year ended June 30, 2023, our top three suppliers accounted for an aggregate of approximately 55.30% of our total purchases. For the fiscal year ended June 30, 2024, our top three suppliers accounted for an aggregate of approximately 41.45% of our total purchases. For the fiscal year ended June 30, 2025, our top four suppliers accounted for an aggregate of approximately 63.11% of our total purchases. Our suppliers may fail to meet timelines or contractual obligations or provide us with sufficient products, which may adversely affect our business, financial condition and results of operations. We are also subject to credit risk with respect to our third-party suppliers. We may not be able to replace a supplier within a reasonable period of time, on as favorable terms or without disruption to our operations. Any adverse changes to our relationships with third-party suppliers could have a material adverse effect on our image, brand and reputation, as well as on our business, financial condition and results of operations.

We do not have long term contracts with most of our suppliers (including some of our major suppliers), and they can reduce order quantities or terminate their sales to us at any time, which may materially and adversely affect our business, financial condition and results of operations.

We do not have long term contracts with most of our suppliers, including some of our major suppliers. At any time, such suppliers can reduce the quantities of products they sell to us, or cease selling products to us all. Such reductions or terminations could have a material adverse impact on our revenues, profits and financial condition if we fail to locate a replacement timely.

Changes to our payment terms with both customers and suppliers may materially adversely affect our operating cash flows.

We may experience significant pressure from our suppliers to reduce the number of days of our accounts payable. At the same time, we may experience pressure from our customers to extend the number of days before paying our accounts receivable. Any failure to manage our accounts payable and accounts receivable may have a material adverse effect on our business, financial condition and results of operations.

Our future growth depends in part on new products and new technology innovation, and failure to invent and innovate could adversely impact our business, financial condition and results of operations.

To remain competitive, we must continue to stay abreast of the constantly evolving industry trends and to enhance and improve upon our new products and new technology accordingly.

Our future growth depends in part on maintaining our current products in new and existing markets, as well as our ability to develop new products and technologies to serve such markets. To the extent that competitors develop competitive products and technologies, or new products or technologies that achieve higher customer satisfaction, our business prospects could be adversely impacted. Our competitors are continuously searching for more cost-effective products and substitutes, and our existing and prospective customers may choose products offered at a comparatively lower price than that of our products. In addition, regulatory approvals for new products or technologies may be required, these approvals may not be obtained in a timely or cost effective manner, adversely impacting our business prospects.

There can be no assurance that we will be able to produce new products or invent and innovate new technologies effectively so as to meet customers’ requirements. If we are unable to adapt in a cost-effective and timely manner in response to changing market conditions or customer preferences, either for technical, legal, financial or other reasons, our business, financial condition and results of operations may be materially and adversely affected.

We face intense competition in the copper industry in general. If we fail to compete effectively, we may lose market share and customers, and our business, financial condition and results of operations may be materially and adversely affected.

The copper industry in China is intensely competitive in general. We experience pressure on our prices and profit margins, due largely to additional and growing industry capacity from our competitors. The ability to produce on a large scale with greater cost efficiencies is a competitive advantage in our industry. Our competitors may have more financial, technical, geographical advantage, marketing and other resources than we do and may be more experienced and able to devote greater resources to the development, promotion and support of their business. Some competitors are well-established in China and globally and any defensive measures they take in response to our expansion could hinder our growth and adversely affect our sales and results of operations.

Furthermore, increased competition may reduce our market share and profitability and require us to increase our sales and marketing efforts and capital commitment in the future, which could negatively affect our results of operations or force us to incur further losses. Although we have accumulated some and continuously growing our customer base, there is no assurance that we will be able to continue to do so in the future against current or future competitors, and such competitive pressures may have a material adverse effect on our business, financial condition and results of operations.

Our financial statements contain an explanatory paragraph regarding a working capital deficiency that raises substantial doubt about our ability to continue as a going concern.

Our financial statements for the fiscal years ended June 30, 2025, 2024 and 2023 contain an explanatory paragraph regarding the working capital deficiency and negative cash flow from operations that raise substantial doubt about our ability to continue as a going concern. As of June 30, 2025, the Company had a negative cash flow from operating activities of $4,877,996. As of June 30, 2024, the Company had a negative working capital of $573,804 and an accumulated deficit of $1,153,912. As of June 30, 2023, the Company had a negative cash flow from operating activities of $1,438,774, a negative working capital of $83,680, and accumulated deficit of $1,995,214. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Therefore, the Company may be unable to realize its assets and discharge its liabilities in normal course of business. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In order to strengthen the Company’s liquidity in the foreseeable future, the Company has taken the following measures:

(i)	Negotiating with banks in advance for renewal and obtaining new banking facilities;

(ii)	Taking various cost control measures to tighten the costs of operations;

(iii)	Speeding up production cycle and shortening the delivery term to improve receivable turnover; and

(iv)	Implementing various strategies to enhance sales and profitability.

The management has a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. Notwithstanding the foregoing, the going concern could materially limit our ability to raise additional funds through the issuance of equity or debt securities or otherwise. Future financial statements may include an explanatory paragraph with respect to our ability to continue as a going concern. Until we generate significant recurring revenues, we expect to satisfy our future cash needs through debt or equity financing. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate our development plans. This may raise substantial doubts about our ability to continue as a going concern.

If we do not have or are unable to generate sufficient cash available to repay our secured debt obligations when they become due and payable, either upon maturity or in the event of a default, we may lose our rights to our assets, which could materially and adversely affect our liquidity and financial condition.

Certain borrowings under our loan agreements with certain lenders and commercial banks are secured by our assets and guarantees from members of our management. Our loan agreements may also restrict our ability to, among other things:

●	dispose of or sell our assets;

●	make material changes in our business or management;

●	consolidate or merge with other entities;

●	incur additional indebtedness;

●	create liens on our assets;

●	pay dividends;

●	make investments;

●	enter into transactions with affiliates; and

●	pay off or redeem subordinated indebtedness.

The operating and financial restrictions and covenants in our loan agreements, as well as any future financing agreements that we may enter into, could restrict our ability to finance our operations and to engage in, expand or otherwise pursue business activities and strategies that we or our shareholders may consider beneficial. If we do not have or are unable to generate sufficient cash available to repay our debt obligations when they become due and payable, either upon maturity or in the event of a default, we may lose our rights to our assets, which may materially and adversely affect our liquidity and financial condition.

We may encounter difficulties expanding into new businesses or industries, which may affect adversely our results of operations and financial condition.

We may encounter difficulties and face risks in connection with our expansion into new businesses or industries. We cannot assure you that our expansion into new businesses will be successful, as we may have limited experience in such industries. We cannot assure you that we will be able to generate sufficient profits to justify the costs of expanding into new businesses or industries. Any new business in which we invest or which we intend to develop may require our additional capital investment, R&D efforts, as well as our management’s attention. If such new business does not progress as planned, our results of operations and financial condition may be affected adversely.

We may undertake mergers, acquisitions or investments to diversify or expand our business, which may pose risks to our business and dilute the ownership of our existing shareholders, and we may not realize the anticipated benefits of these mergers, acquisition or investments.

As part of our growth and product diversification strategy, we may evaluate opportunities to acquire or invest in other businesses or existing businesses, intellectual property or technologies and expand the breadth of markets we can address or enhance our technical capabilities. Specifically, we plan to use a portion of proceeds from our initial public offering for, potential acquisitions of, or investments in, businesses engaged in the copper industry, including but not limited to, copper bar deep processing companies. Mergers, investments or acquisitions that we may enter into in the future entail a number of risks that could materially and adversely affect our business, operating and financial results, including, among others:

●	problems integrating the acquired operations, technologies or products into our existing business and products;

●	diversion of management’s time and attention from our core business;

●	conflicts with joint venture partners;

●	adverse effect on our existing business relationships with customers;

●	need for financial resources above our planned investment levels;

●	failures in realizing anticipated synergies;

●	difficulties in retaining business relationships with suppliers and customers of the acquired company;

●	risks associated with entering markets in which we lack experience;

●	potential loss of key employees of the acquired company; and

●	potential write-offs of acquired assets.

Our failure to address these risks successfully may have a material adverse effect on our business, financial condition and results of operations. Any such acquisition or investment will likely require a significant amount of capital investment, which would decrease the amount of cash available for working capital or capital expenditures. In addition, if we use our equity securities to pay for acquisitions, the value of your ordinary shares may be diluted. If we borrow funds to finance acquisitions, such debt instruments may contain restrictive covenants that can, among other things, restrict us from distributing dividends.

We have no business liability or disruption insurance, which could expose us to significant costs and business disruption.

The insurance industry in China is still at an early stage of development, and insurance companies in China currently offer limited business-related insurance products. As of the date of this annual report, we do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured risks may result in substantial costs and the diversion of resources, which could adversely affect our business, results of operations and financial condition.

We may incur liabilities that are not covered by insurance.

While we seek to maintain appropriate levels of insurance, not all claims are insurable and we may experience major incidents of a nature that are not covered by insurance. We provide social security insurance including pension, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance and housing fund plans through a PRC government-mandated benefit contribution plan for most of our employees except for those who already purchased social security insurance in their local registered residences and voluntarily choose not to be enrolled in our social insurance program. As of the date of this annual report, we do not carry any key-man life insurance, business interruption insurance and product liability insurance. Even if we purchase these kinds of insurance, the insurance may not fully protect us from the financial impact of defending against product liability or professional liability claims. We have not purchased any property insurance or business interruption insurance. We have determined that the costs of insuring for related risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical. We consider our insurance coverage to be sufficient for our business operations in China. If we were to incur substantial losses or liabilities due to fire, explosions, floods, other natural disasters or accidents or business interruption, our results of operations could be materially and adversely affected.

Our business requires substantial capital expenditures that we may not always be able to obtain at reasonable costs and on acceptable terms. Our results of operations, cash flows, business, financial condition, could be adversely affected if we fail to implement our business strategy, including our growth initiatives.

Our company requires substantial capital expenditure that we may not always be able to obtain at reasonable costs and on acceptable terms. We may need to seek additional external financing, such as bank and other loans as well as bond offerings, to satisfy our capital needs if cash generated from our operations and funds from our outstanding borrowings are insufficient to fund our capital expenditures or if our actual capital expenditures and investments exceed our plans. Our ability to obtain external financing at reasonable costs and on acceptable terms is subject to a variety of factors, such as our credit ratings, financial market conditions and our past or projected financial performance, cash flows, share price performance, and PRC governmental regulations over foreign investment in the PRC. In addition, incurring indebtedness would subject us to increased debt service obligations and could result in operating and financing covenants that would restrict our operations. There can be no assurance that financing will be available in a timely manner or in amounts or on terms acceptable to us, or at all. Failure to obtain sufficient funding at reasonable costs and on acceptable terms for our development plans could delay, reduce the scope of, or eliminate future activities or growth initiatives and adversely affect our business, financial condition and results of operations. Moreover, any issuance of equity or equity-linked securities could result in significant dilution to our existing shareholders.

Our future financial performance and success depend in large part on our ability to successfully implement our business strategy. We may not be able to successfully implement our business strategy or be able to continue improving our operating results. In particular, we may not be able to continue to achieve all operating cost savings, further enhance our product mix, expand into selected targeted regions or continue to mitigate our exposure to metal price fluctuations.

If we fail to hire, train and retain qualified management team, our business and results of operations could be materially and adversely affected.

We place substantial reliance on the experience and knowledge of our management team. The loss of the services of one or more members of our management team due to their departure, or otherwise, could hinder our ability to effectively manage our business and implement our growth strategies. Finding suitable replacements for our current management could be difficult, and competition for such personnel of similar experience is intense. If we fail to retain our management, our business and results of operations could be materially and adversely affected.

Our management team lacks experience in managing a U.S.-listed public company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial condition and results of operations.

Our current management team lacks experience in managing a company publicly traded in the U.S., interacting with public company investors and complying with the increasingly complex laws pertaining to U.S.-listed public companies. Prior to the completion of this offering, we mainly operate our businesses as a private company in the PRC. As a result of this offering, our company will become subject to significant regulatory oversight and reporting obligations under the U.S. federal securities laws and the scrutiny of securities analysts and investors, and our management currently has no experience in complying with such laws, regulations and obligations. Our management team may not successfully or efficiently manage our transition to becoming a U.S.-listed public company. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition and results of operations.

Infringement of our intellectual property right by any third party or loss of our intellectual property rights may materially and adversely affect our business, financial condition and results of operations.

We rely on a combination of trademark, patent and trade secret protection laws in China, as well as confidentiality procedures and contractual provisions, to protect our intellectual property rights.

The value of our business depends in part on our ability to protect our intellectual property and information. Third parties may try to challenge our ownership of our intellectual property in China. In addition, intellectual property rights and protections in China may be insufficient to protect material intellectual property rights in China. Further, our business is subject to the risk of third parties counterfeiting our products or infringing on our intellectual property rights. Policing any unauthorized use of our intellectual property is difficult, time-consuming and costly and the steps we have taken may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. Furthermore, certain intellectual property rights, such as patents, are subject to a limited period of time. Upon the expiry of such period of time, others may freely use such intellectual properties without any license or charges, which may impose competitive harm to us and in turn adversely affect our business and prospects. The intellectual property rights that we currently have may also be revoked, invalidated or deprived by regulatory authorities as a result of intellectual property claims or challenges successfully raised by third parties. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to adequately protect our intellectual property rights, or if we are accused of infringing on the intellectual property rights of others, our competitive position could be harmed or we could be required to incur significant expenses to enforce or defend our rights.

Our commercial success will depend in part on our success in obtaining and maintaining issued patents, and other intellectual property rights in China and elsewhere and protecting our proprietary technology. If we do not adequately protect our intellectual property and proprietary technology, competitors may be able to use our technologies or the goodwill we have acquired in the marketplace and erode or negate any competitive advantage we may have, which could harm our business and ability to achieve profitability.

We cannot provide any assurances that any of our patents have, or that any of our pending patent applications that mature into issued patents will include, claims with a scope sufficient to protect our products, any additional features we develop for our products or any new products. Other parties may have developed technologies that may be related or competitive to our system, may have filed or may file patent applications and may have received or may receive patents that overlap or conflict with our patent applications, either by claiming the same methods or devices or by claiming subject matter that could dominate our patent position. Our patent position may involve complex legal and factual questions, and, therefore, the scope, validity and enforceability of any patent claims that we may obtain cannot be predicted with certainty. Patents, if issued, may be challenged, deemed unenforceable, invalidated or circumvented. Proceedings challenging our patents could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such proceedings may be costly. Thus, any patents that we may own may not provide any protection against competitors. Furthermore, an adverse decision in an interference proceeding can result in a third party receiving the patent right sought by us, which in turn could affect our ability to commercialize our products.

Though an issued patent is presumed valid and enforceable, its issuance is not conclusive as to its validity or its enforceability and it may not provide us with adequate proprietary protection or competitive advantages against competitors with similar products. Competitors could purchase our products and attempt to replicate some or all of the competitive advantages we derive from our development efforts, willfully infringe our intellectual property rights, design around our patents, or develop and obtain patent protection for more effective technologies, designs or methods. We may be unable to prevent the unauthorized disclosure or use of our technical knowledge or trade secrets by consultants, suppliers, vendors, former employees and current employees.

Our ability to enforce our patent rights depends on our ability to detect infringement. It may be difficult to detect infringers who do not advertise the components that are used in their products. Moreover, it may be difficult or impossible to obtain evidence of infringement in a competitor’s or potential competitor’s product. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded if we were to prevail may not be commercially meaningful.

In addition, proceedings to enforce or defend our patents could put our patents at risk of being invalidated, held unenforceable or interpreted narrowly. Such proceedings could also provoke third parties to assert claims against us, including that some or all of the claims in one or more of our patents are invalid or otherwise unenforceable. If any of our patents covering our products are invalidated or found unenforceable, or if a court found that valid, enforceable patents held by third parties covered one or more of our products, our competitive position could be harmed or we could be required to incur significant expenses to enforce or defend our rights.

We rely, in part, upon unpatented trade secrets, unpatented know-how and continuing technological innovation to develop and maintain our competitive position. Further, our trade secrets could otherwise become known or be independently discovered by our competitors.

We may be accused of infringing intellectual property rights of third parties and content restrictions of relevant laws.

Third parties may claim that the technology used in our product offerings infringes upon their intellectual property rights. Although we have not in the past faced material litigation involving direct claims of infringement by us, the possibility of intellectual property claims against us increases as we continue to grow. Such claims, whether or not having merit, may result in our expenditure of significant financial and management resources, injunctions against us or payment of damages. We may need to obtain licenses from third parties who allege that we have infringed their rights, but such licenses may not be available on terms acceptable to us or at all. These risks have been amplified by the increase in third parties whose sole or primary business is to assert such claims.

The outcome of any claims, investigations and proceedings is inherently uncertain, and in any event defending against these claims could be both costly and time-consuming, and could significantly divert the efforts and resources of our management and other personnel. An adverse determination in any such litigation or proceedings could cause us to pay damages, as well as legal and other costs, limit our ability to conduct business or require us to change the manner in which we operate.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position could be harmed.

In addition to patent protection, we also rely upon trade secret protection as well as non-disclosure agreements with our employees, consultants and third parties to protect our confidential and proprietary information. In addition to contractual measures, we try to protect the confidential nature of our proprietary information using commonly accepted physical and technological security measures. Such measures may not, for example, in the case of misappropriation of a trade secret by an employee or third party with authorized access, provide adequate protection for our proprietary information. Our security measures may not prevent an employee or third party from misappropriating our trade secrets and providing them to a competitor, and recourse we take against such misconduct may not provide an adequate remedy to protect our interests fully. Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our products that we consider proprietary. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, trade secrets may be independently developed by others in a manner that could prevent legal recourse by us. If any of our confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, or if any such information was independently developed by a competitor, our business and competitive position could be harmed.

Third parties may assert that our employees or contractors have wrongfully used or disclosed confidential information or misappropriated trade secrets, which could result in litigation.

We may employ individuals who previously worked with other companies, including our competitors or potential competitors. Although we try to ensure that our employees and contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees or contractors have inadvertently or otherwise used or disclosed intellectual property or personal data, including trade secrets or other proprietary information, of a former employer or other third party. Litigation may be necessary to defend against these claims. If we fail in defending any such claims or settling those claims, in addition to paying monetary damages or a settlement payment, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Our computer systems and operations may be vulnerable to security breaches, which could adversely affect our business.

We believe the safety of our computer network and our secure transmission of information over the internet will be essential to our operations. Our network and our computer infrastructure are potentially vulnerable to physical breaches or to the introduction of computer viruses, abuse of use and similar disruptive problems and security breaches that could cause loss (both economic and otherwise), interruptions, delays or loss of services to our users. It is possible that advances in computer capabilities or new technologies could result in a compromise or breach of the technology we use to protect user transaction data. A party that is able to circumvent our security systems could misappropriate proprietary information, cause interruptions in our operations or utilize our network without authorization. Security breaches also could damage our reputation and expose us to a risk of loss, litigation and possible liability. We cannot guarantee you that our security measures will prevent security breaches.

If we are not able to control our labor costs in an effective way, our business, results of operations and financial condition may be adversely affected.

Our labor costs are primarily incurred in China. The economy of China has been experiencing significant growth, leading to inflation and increased labor costs in recent years. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. We expect that our labor costs in China, including wages and employee benefits, will continue to grow as our business grows in scale. Significant additional government-imposed increases in the cities of China where we have operations may affect our profitability and results of operations.

Our business could be adversely affected by natural disasters, public health crises, political crises, economic downturns or other unexpected events.

A significant natural disaster, such as an earthquake, fire, hurricane, tornado, flood or significant power outage, could cause disruptions to our operations, travel restrictions, workforce shortages, delays in logistics and production, or reduced customer demand. In addition, any further outbreaks of COVID-19 or other unforeseen public health crises, or political crises, such as terrorist attacks, war and other political instability, or other catastrophic events, whether in mainland China or abroad, could adversely affect our operations or the economies of the markets where we operate. We cannot assure you that new outbreaks, particularly with new variants, will not occur. Any such occurrences could cause severe disruption to our daily operations, and may even require a temporary closure of our facilities.

In recent years, there have been outbreaks of epidemics in mainland China and globally. Any natural disaster, act of terrorism or other disruption to us or our business partners’ abilities could result in decreased demand for our product and service offerings or a delay in the provision of our offerings, which could adversely affect our business, financial condition and results of operations. All of the aforementioned risks may be further increased if our disaster recovery plans prove to be inadequate. Disruptions or downturns in global or national or local economic conditions may cause demand for our products or services to decline. An economic downturn resulting in a prolonged recessionary period would have a material adverse effect on our business, financial condition, and operating results.

Risks Related to Ownership of our Ordinary Shares

An active trading market for our ordinary shares may not develop.

We have applied to list our ordinary shares on Nasdaq. As of the date of this annual report, our listing application has not been approved by Nasdaq, and we have not completed our initial public offering and our ordinary shares have not commenced trading on Nasdaq. Prior to the completion of our initial public offering, there has been no public market for our ordinary shares. There is no guarantee that Nasdaq, or any other exchange or quotation system, will permit our ordinary shares to be listed and traded and we cannot assure you that a liquid public market for our ordinary shares will develop. If an active public market for our ordinary shares does not develop following the completion of our initial public offering, the market price and liquidity of our ordinary shares may be materially and adversely affected. The initial public offering price for our ordinary shares was determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of our ordinary shares after our initial public offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ordinary shares.

Nasdaq may apply additional and more stringent criteria for our initial and continued listing because we plan to have a small public offering and insiders will hold a large portion of our listed securities.

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the initial and continued listing of securities in Nasdaq and Nasdaq may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including but not limited to: (i) where the company engaged an auditor that has not been subject to an inspection by PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where the company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities. Nasdaq was concerned that the offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. Our initial public offering will be relatively small and the insiders of our Company will hold a large portion of the Company’s listed securities following the consummation of the offering. Nasdaq might apply the additional and more stringent criteria for our initial and continued listing, which might cause delay or even denial of our listing application.

The trading price of our ordinary shares may be volatile, which could result in substantial losses to investors.

The trading price of our ordinary shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of the broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performance of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ordinary shares, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ordinary shares may be highly volatile for factors specific to our own operations, including the following:

●	regulatory developments affecting us or our industry;

●	actual or anticipated fluctuations in our results of operations and changes or revisions of our expected results;

●	changes in financial estimates by securities research analysts;

●	conditions in the market for copper industry;

●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

●	additions to or departures of our senior management;

●	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

●	release or expiry of lock-up or other transfer restrictions on our outstanding shares;

●	negative publicity regarding Chinese listed companies; and

●	sales or perceived potential sales of additional ordinary shares.

Any of these factors may result in large and sudden changes in the volume and price at which our ordinary shares will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Certain recent initial public offerings of companies with public floats comparable to our anticipated public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our ordinary shares.

In addition to the risks addressed above in “— The trading price of our ordinary shares may be volatile, which could result in substantial losses to investors”, our ordinary shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. Recently, companies with comparable public floats and initial public offering sizes have experienced instances of extreme stock price run-ups followed by rapid price declines, and such stock price volatility was seemingly unrelated to the respective company’s underlying performance. Although the specific cause of such volatility is unclear, our anticipated public float may amplify the impact the actions taken by a few shareholders have on the price of our ordinary shares, which may cause our share price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. Should our ordinary shares experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, prospective investors may have difficulty assessing the rapidly changing value of our ordinary shares. In addition, investors of our ordinary shares may experience losses, which may be material, if the price of our ordinary shares declines after our initial public offering or if such investors purchase shares of our ordinary shares prior to any price decline.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ordinary shares, the market price for our ordinary shares and trading volume could decline.

The trading market for our ordinary shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ordinary shares, the market price for our ordinary shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ordinary shares to decline.

The sale or availability for sale of substantial amounts of our ordinary shares could adversely affect their market price.

Sales of substantial amounts of our ordinary shares in the public market after the completion of our initial public offering, or the perception that these sales could occur, could adversely affect the market price of our ordinary shares and could materially impair our ability to raise capital through equity offerings in the future. The ordinary shares sold in our initial public offering will be freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 under the Securities Act and the applicable lock-up agreements. Following the consummation of our initial public offering, there will be 21,725,000 ordinary shares outstanding immediately after our initial public offering assuming full exercise of the underwriters’ over-allotment option, and 21,500,000 ordinary shares assuming no exercise of the underwriters’ over-allotment option. In connection with our initial public offering, we and each of our directors and officers named in the section “Item 6. Directors, Senior Management and Employees,” and certain shareholder(s) have agreed not to sell any ordinary shares for 12 months from the date of the final prospectus of our initial public offering without the prior written consent of the underwriter, subject to certain exceptions. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sales will have on the market price of our ordinary shares.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ordinary shares for return on your investment.

We currently intend to retain all of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ordinary shares as a source for any future dividend income.

Our board of directors has discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ordinary shares will likely depend entirely upon any future price appreciation of our ordinary shares. There is no guarantee that our ordinary shares will appreciate in value after our initial public offering or even maintain the price at which you purchased our ordinary shares. You may not realize a return on your investment in our ordinary shares and you may even lose your entire investment.

If we are classified as a passive foreign investment company, United States taxpayers who own our ordinary shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as us will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

●	At least 75% of our gross income for the year is passive income; or

●	The average percentage of our assets (determined at the end of each quarter) during the taxable year which produces passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our ordinary shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Depending on the amount of cash we raise in our initial public offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, because we consolidate their operating results in our consolidated financial statements. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own, directly or indirectly, at least 25% of the equity by value.

Our status as a PFIC is a fact-intensive determination made on an annual basis. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with regard to our expectations regarding our PFIC status.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers who own our ordinary shares if we were determined to be a PFIC, see “Item 10.E. Taxation — Material United States Federal Income Tax Considerations — Passive Foreign Investment Company.”

The MAA contains anti-takeover provisions could have a material adverse effect on the rights of holders of our ordinary shares.

Some provisions of our articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue shares at such times and on such terms and conditions as the board of directors may decide without any further vote or action by our shareholders. Under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our MAA for what they believe in good faith to be in the best interests of our company and for a proper purpose.

Our Chief Executive Officer and director, Mr. Jinchun Cheng, has control over our company. His interests may not be aligned with the interests of our other shareholders, and he could prevent or cause a change of control or other transactions.

As of the date of this annual report, Jinchun Cheng, our Chief Executive Officer and director, beneficially owns an aggregate of 78.50% of our outstanding ordinary shares. Upon the completion of our initial public offering, Mr. Cheng will beneficially own approximately 15,700,000 ordinary shares, or approximately 73.02% of our outstanding ordinary shares, assuming no exercise of the underwriters’ over-allotment option.

Accordingly, Mr. Cheng could have control in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the appointment of directors and other significant corporate actions. In cases where his interests are aligned, he will also have the power to prevent or cause a change in control. Without the consent of Mr. Cheng, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. In addition, Mr. Cheng could violate his fiduciary duties by diverting business opportunities from us to himself or others. The interests of Mr. Cheng may differ from the interests of our other shareholders. The concentration in the ownership of our ordinary shares may cause a material decline in the value of our ordinary shares. For more information regarding Mr. Cheng and his affiliated entity, see “Principal Shareholders.”

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

Xinxu is an exempted company incorporated under the laws of the Cayman Islands with limited liability. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or officers, or enforce judgments obtained in the United States courts against our directors or officers.

Our corporate affairs are governed by our MAA, the Companies Act (as the same may be supplemented or amended from time to time) and the common law of the Cayman Islands. We are also subject to the federal securities laws of the United States. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law. Appeals from the Cayman Islands Courts to the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on courts in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a Federal court of the United States. We have been advised by Ogier (Cayman) LLP, our Cayman Islands legal counsel, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States obtained against us or our directors or officers predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the Unites States, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is currently no statutory enforcement or treaty between the United States and the Cayman Islands providing for enforcement of judgments obtained in the United States. The courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive, given by a court of competent jurisdiction (the courts of the Cayman Islands will apply the rules of Cayman Islands private international law to determine whether the foreign court is a court of competent jurisdiction), and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands. A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act (Revised) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Item 10.B. Memorandum and Articles of Association—Comparison of Cayman Islands Corporate Law and U.S. Corporate Law.”

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our MAA allows our shareholders holding shares representing in aggregate at least 10% of our voting share capital in issue, to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least 21 clear days is required for the convening of any general meeting of our shareholders. A quorum required for a general meeting is one or more shareholders holding ordinary shares that represent not less than one-third of the outstanding ordinary shares carrying the right to vote at such general meeting, present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy. For these purposes, “clear days” means that period excluding (a) the day when the notice is given or deemed to be given and (b) the day for which it is given or on which it is to take effect.

Certain judgments obtained against us by our shareholders may not be enforceable.

Xinxu is a Cayman Islands exempted company and substantially all of its assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, all of our  current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to seek recognition and/or enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and the PRC.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period. As a result of this election, our future financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material non-public information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a semi-annual basis through press releases, distributed pursuant to the rules and regulations of the Nasdaq Capital Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

We have incurred, and may continue to incur, increased costs as a result of being an SEC reporting company, particularly after we cease to qualify as an “emerging growth company.

We expect to incur significant legal, accounting and other expenses as a result of being an SEC reporting company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. As a company with less than US$1.235 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

As a result of becoming an SEC reporting company, we have increased the number of independent directors and adopted policies regarding internal controls and disclosure controls and procedures. Operating as an SEC reporting company has also made it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we incur additional costs associated with our SEC reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If a limited number of participants in our initial public offering purchase a significant percentage of the offering, the effective public float may be smaller than anticipated and the price of our ordinary shares may be volatile which could subject us to securities litigation and make it more difficult for you to sell your shares.

As a company conducting a relatively small public offering, we are subject to the risk that a small number of investors will purchase a high percentage of the offering. While the underwriters are required to sell shares in our initial public offering to at least 300 round lot shareholders (a round lot shareholder is a shareholder who purchases at least 100 shares) in order to ensure that we meet the Nasdaq initial listing standards, we have not otherwise imposed any obligations on the underwriters as to the maximum number of shares they may place with individual investors. If, in the course of marketing the offering, the underwriters were to determine that demand for our shares was concentrated in a limited number of investors and such investors determined to hold their shares after the offering rather than trade them in the market, other shareholders could find the trading and price of our shares affected (positively or negatively) by the limited availability of our shares. If this were to happen, investors could find our shares to be more volatile than they might otherwise anticipate. Companies that experience such volatility in their share price may be more likely to be the subject of securities litigation. In addition, if a large portion of our public float were to be held by a few investors, smaller investors may find it more difficult to sell their shares.

Nasdaq may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

We have applied to have our ordinary shares listed on Nasdaq and our application is currently under Nasdaq review. We cannot guarantee that our securities will be approved for listing on Nasdaq; however, we will not complete our initial public offering unless we are so listed. Although after giving effect to our initial public offering, we expect to meet, on a pro forma basis, the minimum initial listing standards set forth in the Nasdaq listing standards, we cannot assure you that our securities will be, or will continue to be, listed on Nasdaq in the future. In order to continue listing our securities on Nasdaq, we must maintain certain financial, distribution and stock price levels. Generally, we must maintain a minimum amount in shareholders’ equity (generally $2,500,000) and a minimum number of holders of our securities (generally 300 public holders). Additionally, we will be required to demonstrate compliance with Nasdaq’s initial listing requirements after our initial public offering, which are more rigorous than Nasdaq’s continued listing requirements, in order to continue to maintain the listing of our securities on Nasdaq. For instance, our share price would generally be required to be at least $4.00 per share, our shareholders’ equity would generally be required to be at least $5.0 million and we would be required to have a minimum of 300 round lot holders of our securities (with at least 50% of such round lot holders holding securities with a market value of at least $2,500). We cannot assure you that we will continue to meet those initial listing requirements. If Nasdaq delists our securities from trading on its exchange and we are not able to list our securities on another national securities exchange, we expect our securities could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;

●	reduced liquidity for our securities;

●	a determination that our ordinary shares come within the definition of “penny stock” which will require brokers trading in our ordinary shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because we expect that our ordinary shares will be listed on Nasdaq, our ordinary shares will be covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case.

ITEM 4. INFORMATION ON THE COMPANY

4A. History and Development of the Company

Xinxu is a holding company incorporated on September 11, 2017 as an exempted company under the laws of the Cayman Islands. As Xinxu is a holding company with no material operations of its own, we conduct substantially all of our operations through our operating subsidiaries established in China, primarily Anhui Xinxu.

Our principal executive offices are located at 2188 Nanci First Road, Anhui Xinwu Economic Development Zone, Wanzhi District, Wuhu City, Anhui Province, China, and our telephone number is +86 553-8758118. Our website is www.ahxinxu.com. Information contained on, or available through, our website does not constitute part of, and is not deemed incorporated by reference into, this annual report. Our registered office in the Cayman Islands is located at the offices of Harneys Fiduciary (Cayman) Limited, Harbour Place, 103 South Church Street, George Town, Cayman Islands. Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, DE 19711.

With the growth of our business and in order to facilitate international capital investment in us, we started a reorganization as described below involving new offshore and onshore entities in the third quarter of 2017 and completed it in the fourth quarter of 2021.

HK Xinxu, incorporated on September 15, 2017 under the laws of Hong Kong, is our wholly-owned subsidiary in Hong Kong and a pass-through company with no business operations, which, in turn, wholly owns all of the share capital of Anhui Heri, a wholly foreign-owned enterprise incorporated on November 10, 2021 under the laws of China, focusing on information technology consulting, technology consulting, development, transfer, promotional and other technology related services.

On November 15, 2021, Anhui Heri entered into share transfer agreements with all shareholders of Anhui Xinxu, to acquire all the equity interests of Anhui Xinxu for no consideration. Upon closing of such share transfers on November 15, 2021, Anhui Xinxu became the wholly-owned subsidiary of Anhui Heri. Anhui Xinxu, formerly known as Wuhu Xinxu Copper Industry Co., Ltd., was incorporated in China on January 5, 2012. It was listed on the Anhui Equity Exchange, which is a regional equity trading system for small-to-medium micro enterprises in Anhui Province, China, from 2015 to 2016.

Anhui Xinxu is primarily specialized in the R&D, fabricating and processing, and sales and distribution of copper and copper alloy products, including but not limited to, T2 red copper bars, T2 tin-plated copper bars, T2 copper rods, electrolytic copper and aluminum bar.

On August 21, 2025, Xinxu acquired 100% of the shares of Sure Good from its two shareholders, consisting of our director Mr. Zhihua Bi and an unrelated third party, for a total consideration of HK$10,000. After such acquisition, Sure Good became a wholly-owned subsidiary of Xinxu. Sure Good, incorporated on November 5, 2024 under the laws of Hong Kong, has not commenced operations as of the date of this annual report.

As advised by our PRC counsel, King & Wood Mallesons, as of the date of this annual report, we and our PRC subsidiaries have received from PRC authorities all requisite licenses, permissions or approvals needed to engage in the businesses currently conducted in China and to list on a U.S. stock exchange, including the CSRC Filing Completion Notice regarding our overseas offering and listing under the New Overseas Listing Rules, and no licenses, permissions and/or approvals have been denied. Such licenses and permissions include business licenses.

The following table provides details on the licenses and permissions held by our PRC subsidiaries.

Company	License/Permission	Issuing Authority	Validity
Anhui Heri	Business License	Wuhu City Administration for Market Regulation	Long Term

Anhui Xinxu	Business License	Wuhu City Administration for Market Regulation	Until January 4, 2032
	Pollutant Discharge Permit	Wuhu City Administration for Environmental Protection	Until January 8, 2030
	Food Operation Permit	Wanzhi District Administration for Market Regulation	Until March 20, 2028

The chart below summarizes our corporate structure, including our subsidiaries, as of the date of this annual report:

4B. Business Overview

Xinxu is a holding company incorporated on September 11, 2017 as an exempted company under the laws of the Cayman Islands. As a holding company with no material operations of its own, Xinxu conducts substantially all of its operations through its operating subsidiaries established in China, primarily Anhui Xinxu.

We, through Anhui Xinxu, are primarily engaged in the R&D, fabricating and processing, and sales and distribution of copper and copper alloy products. Our products include, but are not limited to, T2 red copper bars, T2 tin-plated copper bars, T2 copper rods, electrolytic copper and aluminum bar. In January 2024, we adjusted our sales structure by significantly reducing the volume of copper material resales, primarily electrolytic copper. This decrease was primarily the result of a strategic adjustment in our sales focus away from lower-margin products, such as electrolytic copper and traditional copper bars, toward higher-margin products, specifically soft and hard connection copper bars, which are widely used in electric vehicle battery packs. Notwithstanding the foregoing, after such strategic adjustment, electrolytic copper is still our main product, accounting for approximately 77.70%, 93.98% and 85.90%, respectively, of our total revenues for the fiscal years ended June 30, 2025, 2024 and 2023. See “Item 5. Operating and Financial Review and Prospects” and “Our Products.” This realignment reflects our ongoing efforts to optimize our product mix, improve overall profitability, and focus on higher-margin products. We engage in metal casting, extruding, and drawing to fabricate finished and semi-finished copper products from copper cathode and scrap copper wires. Our products are used in a variety of applications across diversified end markets, including electronics and electrical components, telecommunications, automobiles, air conditioners, ships, metallurgy, electromechanical, transportation, building and housing, power distribution, solar energy and other sectors across China.

We access these end markets through our direct sales force reaching a wide variety of customers with both high and low volume demands for our products. We believe the diversity of our product portfolio, our R&D capacities and technical expertise, underpin the long-standing relationships we have with our broad customer base.

As of the date of this annual report, we have 199 customers, covering 19 provinces and municipal cities of China, including but not limited to Beijing, Shanghai, Anhui, Zhejiang, Jiangsu, and Guangdong. We employ 235 people and operate our business in an area of approximately 43,330 square meters in Wuhu City, Anhui Province, China. As of the date of this annual report, we have five manufacturing workshops in service covering an area of approximately 21,860 square meters, housing ten production lines with an annual production capacity of approximately 20,000 tons. We also have established long-term strategic partnerships with most of our major suppliers for the sufficient and steady supply of our raw materials.

Since our inception, we have focused on the establishment and improvement of our R&D capacities. In April 2017, we established our R&D department and technology center in Wuhu City, Anhui Province, and have conducted numerous R&D projects since then. We currently own six registered patents acquired as a result of those R&D projects. As of the date of this annual report, those patents have been incorporated into our product portfolio, which have improved our product quality and production efficiency. As of June 30, 2025, we have a R&D team consisting of 43 personnel, compared to 25 personnel as of June 30, 2024. The increase in R&D headcount was primarily driven by our need to support ongoing and new R&D projects in response to evolving market conditions. We currently also have a patent portfolio of six registered patents in China. In 2018, Anhui Xinxu was recognized as an “Anhui Enterprise Technical Center” due to our comparatively strong technical strength and optimized R&D conditions.

We prioritize product quality management and are committed to strengthening the professional ethics and cultivating quality consciousness of our employees, forming a strict quality management system, which we believe is in line with industry standards in China. As a high technology company, we have established a sound quality control system where our products, including copper bars, are currently compliant with the ISO 9001, ISO 14001 and IATF16949 standards.

We generate revenues through (i) sales of our own “Xinxu” brand copper products, (ii) sales of copper raw materials, and (iii) service fees for processing customized copper products for our customers.

For the fiscal years ended June 30, 2025, 2024 and 2023, we recognized revenue of approximately $113.46 million, $105.87 million and $170.85 million, respectively, and generated net income of approximately $1.33 million and $0.84 million, respectively, for the fiscal year ended June 30, 2025 and 2024 while we incurred net loss of approximately $0.27 million for the fiscal year ended June 30, 2023.

Our Strengths

We believe that the following strengths contribute to our growth and differentiate us from our competitors:

●	Strong R&D capabilities. We are committed to investing in R&D and have built a strong R&D team. As of June 30, 2025, 2024 and 2023, our R&D expenses were approximately $1,380,425, $1,103,806 and $531,062, respectively, and as of the date of this annual report, we have a team of 43 employees in the R&D department, including 18 professional engineers and 25 technicians, of whom a majority have relevant industry experience of over 20 years. Our R&D team has years of technology know-how in developing and launching products and services in response to market demands. As of the date of this annual report, we have an intellectual property portfolio consisting of four registered trademarks and six registered patents, all of which have been integrated into our main products and brought us great practical values.

●	Long-standing and stable customer and supplier relationships. We have over a decade of experience in working closely with our customers and have delivered consistent, high-quality and customized products to all of our customers. During the fiscal years ended June 30, 2025, 2024 and 2023, approximately 48.16%, 81.89% and 19.4%, respectively, of our sales are contributable to our customers of three years or more. We also have long-term agreements with most of our significant suppliers, accounting for an aggregate of approximately 42.37%, 79.30%, and 33.2%, respectively, of our total purchases for the fiscal years ended June 30, 2025, 2024 and 2023, which forms a solid supply base for our business operations.

●	Experienced management team. Our Company is led by an experienced and visionary management team who have deep knowledge of the development and commercial landscape of the copper industry in China. Building a trusted brand and always delivering quality products has been at the heart of our founding management team since day one. Our company culture, strategic vision and operational execution are driven by our visionary founder, Mr. Jinchun Cheng. Mr. Cheng is a successful entrepreneur who has been engaged in the copper industry for over a decade, and has accumulated extensive experiences and led his businesses to make remarkable achievements. We believe that these factors can effectively help us understand, analyze and monitor the target industry trends and customers’ needs. Additionally, these factors help build good business relations, thus cultivating more opportunities for our business growth.

Our Strategies

We intend to grow our business by pursuing the following strategies:

●	Strengthen our industry position by gaining additional market share. Our goal is to strengthen our market position and accelerate our expansion by expanding our fabricating and processing scale and gaining additional market share. To this end, we plan to use a portion of the proceeds from our initial public offering for R&D of new technologies and products, improvement of existing technologies and products, and expansion of our fabricating and processing capacity.

●	Uphold our commitment to product quality. We intend to uphold our commitment to product quality to ensure consistently high standards throughout our operations. We intend to achieve greater traceability of our products and maintain the highest quality standards in all of our business operations. To this end, we plan to continue to maintain and enhance our quality monitoring systems across the entire operation by cautiously selecting suppliers and paying attention to customers’ preferences, closely monitoring quality, keeping records of operation, and complying with the national and local law and regulations on product quality, employees, and environment sustainability.

●	Extend and upgrade product offerings through technology innovation. We will continually strive to extend and improve upon our products offerings through our R&D and technology innovation in order to deliver the most innovative copper, copper alloy products and copper power components to our customers. We will continue bridging our R&D to the desired commercial outcome due to our knowledge of the copper genome, our fabricating and processing craftsmanship and innovative technology. As of the date of this annual report, we have six registered patents, all of which have been integrated into our main products, bringing great practical value to our business operations.

●	Expand our sales network. We intend to use a portion of the proceeds from our initial public offering to expand our sales network and hiring new staff to penetrate new geographic markets, especially the major emerging cities in China, including but not limited to Wuhan, Shanghai, Guangdong, Jiangxi, Nanjing and Suzhou, further gaining market share in existing markets and accessing a broader range of customers.

●	Enhance our ability to attract, incentivize and retain talented professionals. We believe our success greatly depends on our ability to attract, incentivize and retain talented professionals. With a view to maintaining and improving our competitive advantage in the market, we plan to implement a series of initiatives to attract additional and retain mid- to high-level personnel, including formulating a market-oriented employee compensation structure and implementing a standardized multi-level performance review mechanism.

Our Products

In China, copper is generally divided into four series, including T1 (99.95%), T2 (99.9%), T3 (99.7%), and T4 (99.5%), based on its copper-bearing. “T” stands for “Copper.” All of our copper products are T2 series with 99.9% copper composition, so as to cater to the demands of the market and our customers for pure copper.

Our products are primarily our own “Xinxu” brand copper products fabricated and/or processed by us, and copper raw materials, mostly electrolytic copper, we purchase from our suppliers for resale. In addition to copper products, we also process and sell a limited quantity of aluminum bars. We previously processed and sold copper sticks; however, this line of business was discontinued in March 2023. Our product portfolio is currently composed of T2 copper busbars, T2 copper rods, electrolytic copper, and aluminum bars. T2 Copper busbars generally include T2 red copper bars and T2 tin-plated copper bars.

T2 Copper Busbars

A busbar generally refers to an electrically conductive bar, with high current power concentrated in the bar for electricity distribution. It is generally in the form of a metallic strip and is most utilized in power distribution systems, high current control equipment and low voltage distribution systems. Busbars connect low voltage equipment in battery banks and high voltage equipment in electrical switchyards. The maximum amount of current that can be carried by a copper busbar depends on its cross-sectional size and its purity. As T2 series copper busbars are deemed as pure copper with a 99.9% copper composition, they are, therefore, commonly used for high-conductivities electrical power applications in China.

The major factors driving the copper busbar market are increased use of copper busbars in power and electrical equipment sector and increased usage of copper in several industries, including but not limited to industries of electronics and electricity, energy, transportation, mechanics and metallurgy, due to its attractive properties. In electrical power distribution, a copper busbar is used within various applications such as switchgear, panel boards and busway enclosures for the purpose of local high current power distribution. Some of the beneficial properties that copper provides include low electrical and thermal resistance, high mechanical strength in tension, high resistance to fatigue failure, ease of fabrication, low electrical resistance of surface films and high resistance to corrosion. As a result, busbars are often made from copper or aluminum, especially when considering conductivity and strength, copper is far superior to aluminum.

There are various applications of copper busbars, which include bus-way systems, switchboards, low and medium voltage switchgear, panel boards and more. As of the date of this annual report, all of our busbars are made from copper and our copper busbar products include T2 red copper bars and T2 tin-plated copper bars. For the fiscal year ended June 30, 2025, 2024 and 2023, our revenues generated from the sales of T2 Copper Busbars were approximately $25.04 million, $5.69 million and $23.47 million, respectively, accounting for approximately 22.07%, 5.38% and 13.74%, respectively, of our total revenues.

T2 Red Copper Bars

T2 red copper bar is equivalent to C11000 Electrolytic Tough Pitch (“ETP”) Copper by U.S. standard. ETP Copper is known for its high electrical and thermal conductivity, good corrosion resistance and solderability. T2 red copper is basically pure copper with a 99.9% copper composition and utilized due to its high electrical conductivity (≥97% IAS, International Annealed Copper Standard) and wide range of fabrication methods, used in a wide variety of applications across diversified end markets, including electronics and electrical components, power distribution, telecommunications and other economic sectors across China. T2 red copper has excellent hot workability, with inherent fabrication qualities readily to be bent, soldered, drilled, peened, riveted and formed to fit almost any design specification.

Picture 1: Selection of T2 Red Copper Bars

Pipeline of New T2 Red Copper Bars — Hard and Soft Connection Copper Bars

In addition to the existing product portfolio, we have a pipeline of new products, including but not limited to, hard connection copper bars and soft connection copper bars, that are utilized in electric vehicle battery packs for new energy vehicles.

Starting from the latter half of 2022, our R&D team has been dedicated to the R&D of hard and soft connection copper bars. In December 2023, we completed the sample production and testing phase and progressed to the small batch production and testing stage for both hard and soft connection copper bars.

Copper hard connection bars. Copper hard connection bars are made of copper bars and refined with design, cutting, bending, drilling and other processes, according to the assembly space inside the battery pack and technical requirements. This product conducts current and connects electrical equipment within a circuit. It is typically used in the compact space of a battery pack to function as a conductor. Its insulation is provided by heat shrink tubing, in-mold injection molding, and similar methods.

Picture 2: Selection of Hard Connection Copper Bars

Copper soft connection bars. The copper soft connection bars are constructed by stacking multiple layers of copper foil, each ranging from 0.05 to 0.3 mm in thickness. These layers are bonded through high-current heating and pressure welding via polymer diffusion welding. The bar undergoes various processes such as grinding, punching, cutting, polishing, bending, and surface treatment, resulting in a highly flexible product. This flexibility allows the copper soft connection bar to be shaped in various bending, twisting, and folding forms to fit the required space within the battery pack of new energy vehicles. The battery pack of a new energy vehicle is composed of multiple battery modules, which require connecting copper bars for inter-module connections. This product is extensively used in the connections between cells and modules within the battery pack of new energy vehicles. It enhances conductivity, compensates for installation errors in the electrical structure of the battery pack, and serves as a shock absorption mechanism.

Picture 3: Selection of Soft Connection Copper Bars

For the fiscal years ended June 30, 2025, 2024 and 2023, our revenues generated from the sales of our “Xinxu” branded T2 red copper bar products, including our hard connection copper bars and soft connection copper bars, were approximately $16.84 million, $4.17 million and $10.16 million, respectively, accounting for approximately 14.84%, 3.94% and 5.95%, respectively, of our total revenues.

T2 Tin-plated Copper Bars

Copper bars usually have high current power concentrated in the bar for electricity distribution. Due to the large amount of electricity running through these bars, they become very hot. At high temperatures, bare copper bar begins to oxidize and oxidized copper usually has poor electrical conductivity. As a result, copper bars are usually plated with tin flashing, which are more resistant to oxidation than bare copper and are capable of reaching higher temperatures without degrading and losing their conductivity. One of the advantages of tin flashing is that it is more cost effective than silver flashing and more corrosion resistant in certain industrial environments that contain Hydrogen Sulfide. As a result, tin-plated copper bars protect against atmospheric corrosion, and hence provide longer life under corrosive atmosphere.

We do not process tin flashing and all tin flashing is processed by third party processors who receive T2 copper bars from us, tin-flash the copper bars, and then ship back to us for inspection, packaging and delivery to our customers.

Picture 4: Selection of T2 Tin-plated Copper Bars

T2 tin-plated copper bars are often used in circuit breakers, panel boards, and electrical switchgear. For the fiscal years ended June 30, 2025, 2024 and 2023, our revenues generated from the sales of our “Xinxu” branded T2 tin-plated copper bar products were approximately $8.20 million, $1.53 million and $13.31 million, respectively, accounting for approximately 7.23%, 1.44% and 7.80%, respectively, of our total revenues.

T2 Copper Rods

We fabricate and process copper rods, which are available in both high conductivity ETP and high conductivity oxygen-free copper. Both are high in copper purity with an electrical conductivity of more than 97% IACS (“The International Annealed Copper Standard”). Copper rods are either semi-finished products, which will be further processed for finished products, such as copper busbars, or finished products ready for sale.

Picture 6: Selection of T2 Copper Rods

T2 Copper rods are often used in power generators, electrical switchgear, cables, heat exchangers, pipes, solar energy, heat conductive equipment. For the fiscal years ended June 30, 2025, 2024 and 2023, our revenues generated from the sales of our “Xinxu” branded T2 copper rod products were approximately $0.07 million, $0.55 million and $0.60 million, respectively, accounting for approximately 0.06%, 0.52% and 0.35%, respectively, of our total revenues.

Electrolytic Copper

Electrolytic copper, or extremely pure copper (greater than 99.95%), is superior in electric conductivity and workability, and can be used for a wide array of applications, from cutting-edge electronics parts to various electric wires, including general purpose wires. Additionally, due to its superior thermal conductivity coupled with superior workability, it is also used for various copper alloy fabricated products, including copper pipes for air conditioners. It is also heavily used for plated alloys aiming for a high-class image of metals.

We do not manufacture electrolytic copper on our own. We source electrolytic copper from other manufacturers for sales as well as a raw material in our production. We usually purchase products from other fabricator and processors at a lower price and then resell them to our customers at a comparatively higher price.

Electrolytic copper is also the main raw materials for fabricating and processing our products, accounting for approximately 40% of our overall raw materials.

Picture 7: Selection of Electrolytic Copper

In January 2024, we adjusted our sales mix by significantly reducing the volume of copper material resales, primarily electrolytic copper due to their low margins. Instead, we shifted our focus toward higher-margin products, particularly soft and hard connection copper bars. We achieved small-batch production of these products in December 2023, which are currently widely used in electric vehicle battery packs, a segment experiencing growing demand. As a result, there was a significant decrease in resales of copper materials, primarily electrolytic copper from January 2024 to June 2024. See “Item 5. Operating and Financial Review and Prospects.” This realignment reflects our ongoing efforts to optimize our product mix, improve overall profitability, and focus on higher-margin business lines.

Notwithstanding the foregoing, after such strategic adjustment, electrolytic copper is still our main product. For the fiscal years ended June 30, 2025, 2024 and 2023, our revenues generated from the sales of our outsourced electrolytic copper were approximately $88.15 million, $99.50 million and $146.76 million, respectively, accounting for approximately 77.70%, 93.98% and 85.90%, respectively, of our total revenues.

Aluminum bar

Aluminum bars, also known as aluminum bar assemblies or soft aluminum connectors, are soft connectors made of aluminum foil. They are widely used in the battery modules of new energy vehicles to facilitate electrical connections between battery cells. Aluminum bars offer good electrical conductivity, ensuring efficient current transmission within battery modules. Since May 2023, we have procured aluminum raw materials, processed them using our existing polymer diffusion welding machines and punch presses, and subsequently sold the finished products to our customers.

Picture 8: Selection of Aluminum Bar

For the fiscal years ended June 30, 2025, 2024 and 2023, our revenues generated from the sales of aluminum bar products were insignificant.

Our Services

In December 2022, we began offering customized processing services. We process copper bars according to our customers’ specifications. Customers usually provide complete technical specifications and blueprints, and we perform designated processes such as welding, bending, and punching in accordance with their requirements, delivering the finished products upon completion. Remaining materials from processing must be returned or destroyed. The service fees for such processing are determined through negotiations with our customers and are not subject to subsequent adjustment.

For the fiscal years ended June 30, 2025, 2024 and 2023, our revenues generated from processing services were immaterial.

Our Customers

A sound customer base is important to our business. We source our customers through multiple channels: (i) referrals from our present customers, (2) industry exhibitions/expos, and (iii) our direct sales team. We believe that our brand recognition, customer base and evolving product portfolio provide growth opportunities across these channels as we deepen our sales and marketing efforts in each of our markets.

Through our direct sales force, our copper products are sold to our customers covering 19 provinces and municipal cities of China, including but not limited to, Anhui, Zhejiang, Jiangsu, Guangdong, Guangxi, Shandong, Shanghai and Beijing.

As of the date of this annual report, we have a total of approximately 199 customers. Our customer base is broadly diversified, spanning various end markets, including electronics and electrical components, industrial machinery and equipment, metallic materials and general consumer end markets. For the fiscal year ended June 30, 2025, we had four customers accounting for approximately 24.77%, 12.34%, 12.10% and 12.10%, respectively, of our total revenues. For the fiscal year ended June 30, 2024, we had two key customers who accounted for approximately 40.65% and 10.08%, respectively, of our total revenues. For the fiscal year ended June 30, 2023, we had one major customer who accounted for approximately 37.02% of our total revenues. See “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business — We depend on key customers with whom we do not enter into any long-term contractual agreement, the loss of which could cause a significant decline in our revenues.”

We do not have long-term written sales agreements with our customers. Each sale is typically governed by a brief purchase order. The key terms of the purchase order include:

●	the product’s name, type, quantity, price and delivery date;

●	quality standard, and payment terms;

●	delivery, inspection and packaging requirements;

●	some customer sales include breach of contract liabilities, usually 0.05% of total purchase amount as liquidated damages by the defaulting party;

●	product return or replacement in case of incompliance with contract terms; and

●	dispute solutions, including bringing a lawsuit at the local People’s court if negotiations are unsuccessful.

As of the date of the annual report, we have fulfilled all purchase orders and have not been subject to any legal proceeding since inception; no penalty has ever been incurred by us due to our delay of delivering products and we always comply with the material terms set forth in the purchase orders. In the case of delay of delivery, we normally negotiate first and solve the issues in an amicable way, which is generally not considered as a violation of purchase orders.

Although our product sales to our customers are per-order transactions, we believe we have long-term and stable relationships with our customers. For additional information, see “Item 3. Key Information—D. Risk Factors — Risks Related to Our Business — We do not have long-term contractual agreements with any of our customers, and our sales could be reduced if our customers switch some or all of their business with us to other suppliers.”

Our Suppliers

We manufacture our products primarily using copper cathode and scrap copper wires (both internally generated and externally sourced) as raw materials.

As of the date of this annual report, we had a total number of 140 suppliers. For the fiscal year ended June 30, 2025, our top four suppliers accounted for an aggregate of approximately 63.11% of our total purchases. For the fiscal year ended June 30, 2024, our top three suppliers accounted for approximately an aggregate of 41.45% of our total purchases. For the fiscal year ended June 30, 2023, our top three suppliers accounted for approximately an aggregate of 55.30% of our total purchases.

We have written long-term agreements with a small number of our suppliers (including some of our top suppliers), with the key terms as below:

●	the product’s name, quantity (usually on a monthly basis), price calculation and delivery terms;

●	quality standard, inspection, packaging and payment terms; and

●	breach terms and liquidated damages in some agreements.

For most of suppliers with whom we do not have long-term agreements, including some of our top suppliers, each purchase with such suppliers is typically governed by a brief purchase order. The key terms of such purchase order are as below:

●	the product’s name, type, quantity, price and delivery date;

●	quality and technology standard and payment terms;

●	delivery, inspection and packaging requirements;

●	product return or replacement in case of incompliance with contract terms;

●	breach of contract terms, including 20% of contract amount as liquidated damages for such purchase orders; and

●	dispute solutions, including bringing a lawsuit at the local People’s court if negotiations are unsuccessful.

We believe we have established healthy and stable relationships with our major suppliers (even those with whom we do not have long-term agreements) after years of cooperation, which form a solid source of supply for our operation. We plan to continue to work with our existing suppliers, and identify and secure new suppliers, to expand our supplier base.

Sales and Marketing

We market and sell our products through our direct sales force. Our direct sales force provides us with direct access to our customers and is capable of addressing our customers’ needs in a fast and efficient way.

As of the date of this annual report, we have a direct sales team of fifteen people, all of whom were our full-time employees. The compensation package for our sales team includes fixed base salaries and commissions ranging from 0.15% to 0.3% of the revenues or collection made by them. We provide our sales team with regular training and internally developed systems to assist them in quickly becoming proficient and productive sales personnel.

Our sales team seeks to maintain and strengthen relationships with our current customers in existing markets as well as expand our business in new markets and with new customers. Customers look to us for a reliable supply of a wide array of our copper products and we believe our reliability and scale as a supplier helps support our customers’ product positions.

Fabrication and Processing

Our fabrication and processing are conducted both in-house and outsourced to third parties.

In-house

Our in-house fabrication and processing workshops are all located at our facilities in Wuhu City, China. As of the date of this annual report, we have five manufacturing workshops in service covering an area of approximately 21,860 square meters, housing ten production lines with an annual production capacity of approximately 20,000 tons. We fabricate and process copper and copper alloy products, and stock inventory of raw materials, components, semi-finished and finished goods at our facilities pursuant to the market demand, orders we receive or plan to receive, our fabrication and processing plan and capacity, procurement information from our direct sales force.

Our production process is subject to continuous review and monitoring by the quality control team to ensure that finished products are of the high quality and meet customer requirements and relevant quality control standards. Upon inspection, our quality control team is authorized to request for correction for all unqualified products.

Our fabricating and processing standard for all copper products is GB T 5585.1-2005. In order to maintain and improve on product safety and quality, we have formed a set of strict quality control policies and inspection protocols. These policies and protocols are enforced by our quality control team lead by the general manager of our quality control personnel along with every step of the fabricating and processing process.

Outsourcing

As of the date of the annual report, we only have one outsourced product — T2 Tin-plated copper bars. We fabricate and process T2 red copper bars first in house and then ship them to the processors for tin flashing. Upon completion of tin flashing, the T2 Tin-plated copper bars will be shipped back to us for inspection. After passing our inspection, we will label, pack, and then ship them to customers per their orders.

Third party fabricators or processors must have required qualifications in order to fabricate and/or process our products. Upon our verification and approval by inspecting their qualification materials, such as business license, pollutant discharge permit, and tax certificates, verifying their production capacity and safety, business reputation and conflict of interests, such third party fabricators or processors are authorized to fabricate and/or process our products in accordance with our requirements and standards.

Research and Development

We continually strive to improve our product offerings in order to deliver innovative and high-quality copper products catering to the diversified demands of our customers. We take a long-term, thoughtful approach to research that informs our product decisions and is differentiated from the marketplace.

Our R&D involves the invention and upgrading of our processing facilities and equipment, and the introduction of new copper products and technologies and improvement of existing copper products and technologies. We are able to bridge the research to the desired commercial outcome due to our knowledge of the copper genome and processing craftsmanship, allowing us to solve the safety and quality issues that may occur during the processing process. In December 2018, we established R&D labs in Wuhu, China, which are equipped with advanced equipment and professional personnel.

Starting from the latter half of 2022, our R&D team has been dedicated to the R&D of soft and hard connection copper bars for use in electric vehicle battery packs. In December 2023, we completed the sample production and testing phase utilizing our new copper soft joint polymer diffusion welding technology and shaped parts punching technology as a result of our R&D and progressed to the small batch production and testing stage for both hard and soft connection copper bars.

During the fiscal years ended June 30, 2025, 2024 and 2023, our R&D expenses were approximately $1.36 million, $1.10 million and $0.53 million, respectively. R&D expenses primarily consist of salaries for R&D personnel and R&D supplies. As of June 30, 2025, we have a team of 43 employees in the R&D department, including 18 experienced engineers and 25 technicians, of whom a majority have relevant industry experience of over 20 years. Compared with 30 R&D employees as of June 30, 2024, we recruited an additional 13 R&D personnel to collaborate with our original equipment manufacturers on research and development initiatives aimed at cost reduction and operational efficiency enhancement and also to support our ongoing and new R&D projects in response to evolving market conditions. In the future, we expect R&D expenses to increase as we continue to develop new products, enhance existing products and technologies and perform activities related to obtaining additional regulatory approval for our intellectual properties.

From March 2018 till present, we conducted seven R&D projects, focusing on the following:

●	Key technology of upward bright copper rod and environmental protection;

●	Upward undercurrent continuous casting of large diameter bright copper rods;

●	Continuous cold-extrusion ultra-large width-to-thickness ratio transmission of copper busbars;

●	Continuous cold-extrusion ultra-large-load water-cooled power transmission of copper bars;

●	Key technology for dissimilar metal welding of copper and aluminum;

●	Copper soft joint polymer diffusion welding technology and shaped parts punching technology;

●	Copper power distribution components made of copper bars that are widely used in electric vehicle battery packs; and

●	New energy 3D bending and powder coating (immersion) technology.

We also own six registered invention patents in China, relating to our fabricating and processing procedures, including but not limited to, cooling and cleaning device, synchronous cutting device, traction device of continuous casting machine, continuous casting crystallizer, harmful waste gas recovery device.

We adhere to a market-oriented R&D approach, and actively cooperate with universities and other institutions in setting our R&D orientation based on the real market demand. For example, since December 1, 2023, we have collaborated with Anhui Polytechnic University on the research and development of the key technologies for the purification and recovery of copper alloy smelting smoke dust and waste gas. We paid a lump-sum R&D fee of RMB20,000 ($2,850) to Anhui Polytechnic University for such research and Anhui Polytechnic University shall perform the R&D in accordance with the work schedules as set forth in the technology development agreement. As of the date of this annual report, the technologies remain under development.

By continuously upgrading and improving upon products and technologies that are tailored to our customers’ requirements, we have further strengthened our customer’s loyalty.

Faced with the ever-changing market demands, we continue to abandon and phase out unsuitable patents and technologies, and simultaneously invest in acquiring new patents and technologies that are tailored to our customer’s fast changing requirements. Our R&D efforts are conducted by our operating subsidiaries in China.

Quality Control

All of our products, including those outsourced for processing fall within our quality control system subject to our quality inspection before delivery. For products outsourced for processing, they must first be shipped to us for quality inspection, upon passing inspection, be packaged, labelled and shipped to our customers.

Product quality and safety are always our core value. Reliable, safe and stable product quality is an important driving factor for maintaining market competitiveness. Through years of development, we believe we have developed a sophisticated quality control management system as well as a strict and effective internal control system in accordance with the requirements of Chinese laws and regulations. We have established quality control department to control the quality of our products, from raw material selections, fabricating and processing procedures, to product inspection and delivery.

We prioritize product quality management and are committed to strengthening the professional ethics and cultivating quality consciousness of our employees, forming a strict quality management system, which we believe is in line with international standards.

Our rigorous quality control management programs have earned us a number of quality-related certifications. Our products, including copper bars, are ISO 9001:2015 compliant with certification achieved in 2015 and renewed in 2023, ISO 14001:2015 compliant with certification achieved in 2015 and renewed in 2023, and IATF16949:2016 compliant with certification achieved in 2022. As of the date of this annual report, we have obtained and/or renewed, and are current on, all above-mentioned certifications.

Despite our quality control management system, we cannot eliminate the risks of errors, defects or failures. We may fail to detect or cure defects as a result of a number of factors, many of which are outside our control, including:

●	technical or mechanical malfunctions in the fabricating and processing process;

●	human error or malfeasance by our quality control personnel;

●	tampering by third parties; and

●	defective raw materials or equipment.

Failure to detect quality defects in our products may cause customer’s dissatisfaction, or other issues that could seriously harm our reputation and business, expose us to liability, and adversely affect our revenue and profitability.

Environmental Matters

Due to the nature of our products, our PRC operating subsidiaries are not in the high-risk and heavy pollution industry, the wastewater we generate is sanitary wastewater which can be disposed directly into municipal pipelines after professional processing. The waste gas we generate is melting furnace smoke and dining hall smoke, which can be released after dust removal or purification.

Pursuant to the Catalog of Pollutant Discharge Permits for Stationary Sources of Pollution (2019 Edition), as a non-ferrous metal processing company, our PRC operating entity is required to obtain a pollutant discharge permit or pollutant discharge registration for the operation of our business. Pursuant to the Regulations on the Administration of Pollutant Discharge Permits, we are required to obtain a pollutant discharge permit from the local government. Failure to obtain such permit may subject us to fines between RMB200,000 and RMB1 million, and if the circumstance is serious, the relevant authorities may order the entity to suspend business or shut down. As of the date of this annual report, we have obtained the pollutant discharge permit with the local government, expiring on January 8, 2030. In addition, we are required to submit quarterly reports on the actual discharge of wastewater with the national pollutant discharge permit information management platform (“Permit Platform”) and we are currently in compliance with such quarterly report requirement.

In 2018, our “Cleaner Production Project” was approved by the local environmental protection authority for the construction of copper wash work station, warehouse and other facilities, which has been put into use in 2020. The environmental protection costs of such project were approximately RMB55,000. As of the date of this annual report, we have completed the environmental protection testing and information publication as required by relevant PRC regulations, and we are not aware of any warning, order, investigations, prosecutions, disputes, claims or other proceedings in respect of environmental violation.

If new products are developed in the future and environmental measures are needed according to law, we will take corresponding environmental protection measures according to relevant laws and regulations.

We maintain sewage treatment systems, dust collectors and other environmental devices for environment protection.

As of the date of this annual report, we are not aware of any warning, investigations, prosecutions, disputes, claims or other proceedings in respect of environmental protection; however, we may get fined or penalized if we fail to file any quarterly wastewater discharge report on the Permit Platform timely or complete the acceptance and information publication within the correction period requested by the relevant government authorities.

Our Competition

The copper industry is intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. We believe that our position as high-quality products and commercial performance, brand equity, science and innovation practice, and organizational approach differentiate us and help us maintain our market share in a highly competitive environment.

We believe the following companies may be our competitors, competing with us in one or more products among different end markets:

●	Ningbo Jintian Copper Industry (Group) Co., Ltd., founded in 1986, is committed to copper processing, high-tech materials and non-ferrous metal trading. It is the largest recycled copper processing company and one of the largest copper processing companies in China, and has been listed in “Top 500 Chinese Enterprises” for more than three years. Its main products include but are not limited to copper wires, bars, tapes, enameled wires, and valves;

●	Zhejiang Hailiang Co., Ltd., founded in 2001 and listed on Shenzhen Stock Exchange in 2008 (Ticker Symbol: 002203), is committed to the R&D, manufacturing and sales of premium copper products, conductive profiles and aluminium profiles;

●	Jiangsu Tongda Copper Material Co., Ltd., founded in 2009, is committed to copper rolling processing, the R&D, design and quality inspection of copper products, distribution of copper products and aluminium products; and

●	Taizhou Zhengda Copper Material Co., Ltd., founded in 1993, is committed to processing and sales of copper, aluminium and plastic products, power fittings and mould products.

We believe the principal competitive factors in our industry include:

●	brand reputation and consumer relationships;

●	product functions, including high electrical and thermal conductivity, good corrosion resistance and solderability, and hot workability;

●	sustainability of supply chain, including raw materials;

●	product quality and safety;

●	distribution and product availability;

●	pricing competitiveness; and

●	fast and convenient logistics.

Even though we operate in an intensively competitive industry, many companies in our industry have substantially greater financial resources, longer operating histories, broader product portfolios, broader market presence, longer standing relationships with distributors and suppliers, larger production and distribution capabilities, and higher measures of market penetration or brand recognition on an absolute level, we believe that we effectively compete with respect to each of the above factors.

Material Agreements

Set forth below is a summary of the material agreements to which we are a party entered into within the preceding three years from the date hereof, excluding the contracts entered into in the ordinary course of our business.

Agreement with Wuhu Wanzhi Local Financial Regulatory Bureau

On June 11, 2021, Anhui Xinxu entered into a listing expenses loan agreement with Wuhu Wanzhi Local Financial Regulatory Bureau (the “Wuhu Financial Bureau”), a local financial supervision government bureau. Pursuant to this agreement, the Wuhu Financial Bureau agreed to provide Anhui Xinxu with a loan in the amount of RMB 4,000,000 for our expenses related only to our proposed listing on Nasdaq, with loan period from June 11, 2021 to June 10, 2023. The agreement was subsequently renewed on June 11, 2023 with the loan period extended to June 10, 2025, and was further renewed on June 11, 2025 with the loan period extended to June 10, 2026.

Provided that Anhui Xinxu is successfully listed on Nasdaq during the loan period, the loan will be automatically converted as listing bonus to Anhui Xinxu without charging any interest; however, should Anhui Xinxu fail to successfully list on Nasdaq or terminate its plan of listing on Nasdaq, Anhui Xinxu should repay the full loan amount plus interest, as calculated by the then China 5-year loan prime rate from the starting date of the loan, in lump sum to Wuhu Financial Bureau upon the expiration of the loan term. Anhui Xinxu shall use its own assets, including equipment and real property, to provide counter-guarantee to Wuhu County Small and Medium Enterprise Financing Guarantee Limited, which will provide the full amount guarantee to Wuhu Financial Bureau for the loan repayment.

In the event that Anhui Xinxu fails to repay the full loan amount plus interests within one month of the expiration of the loan period, the interests will be calculated by 0.8% higher than the then current interest rate of People’s Bank of China from the date of late repayment.

In October 2024, Anhui Xinxu fully repaid the loan to Wuhu Financial Bureau. Wuhu Financial Bureau, taking into account the continuation of our initial public offering process, returned the repayment to Anhui Xinxu and agreed to further extend the loan period, for which the parties entered into a renewed loan agreement on June 11, 2025, extending the loan period to June 10, 2026.

Seasonality

We have not experienced any seasonality in our business.

Intellectual Property

Our business is dependent on a combination of trademarks, patents, domain names, trade names, trade secrets and other proprietary rights in order to protect our intellectual property rights.

As of the date of this annual report, we have four registered trademarks, on class 6 and on classes 6, 9, 11, respectively, in China, which will expire at various dates upon the expiration of their respective terms ranging from March 2027 to November 2035.

We currently own six registered invention patents in China, relating to our fabricating and processing procedures, including but not limited to, cooling and cleaning device, double station copper rod drawing machine, capacitive voltage adjustable copper bar extruded pull track. Our patents were issued between 2017 and 2023, with patent right protection of 20 years for invention patents.

We also received a certificate for one domain name at www.ahxinxu.com on March 27, 2015, with an expiration date of March 27, 2026, in China.

We enter into agreements with our employees and consultants who may have access to our proprietary information upon the commencement of an employment or consulting relationship. These agreements generally provide that all inventions, ideas, discoveries, improvements and copyrightable material made or conceived by the individual arising out of the employment or consulting relationship and all confidential information developed or made known to the individual during the term of the relationship are our exclusive property.

Insurance

We currently maintain employer’s liability insurance for certain of our employees. We provide social security insurance including pension, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance and housing fund plans through a PRC government-mandated benefit contribution plan for most of our employees except for those who already purchased social security insurance in their local registered residences and voluntarily choose not to be enrolled into our insurance system. We do not carry any key-man life insurance, business interruption insurance and product liability insurance. Even if we purchase these kinds of insurance, the insurance may not fully protect us from the financial impact of defending against product liability or professional liability claims. We have not purchased any property insurance or business interruption insurance. We have determined that the costs of insuring for related risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical. We consider our insurance coverage to be sufficient for our business operations in China.

Legal Proceedings

We know of no material, active, pending or threatened proceeding against us, nor are we involved as a plaintiff or defendant in any material proceeding or pending litigation.

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Regulations Relating to Product Liability

The Product Quality Law of the PRC

Pursuant to the Product Quality Law of the PRC, which was promulgated on February 22, 1993, became effective on September 1, 1993, and was subsequently amended on July 8, 2000, August 27, 2009 and December 29, 2018, respectively, producers are liable for the quality of the products they produce. Where anyone produces or sells products that do not comply with the relevant national or industrial standards safeguarding the health and safety of the persons and property, the relevant authority will order such person to suspend the production or sales, confiscate the products, impose a fine of an amount higher than the value of the products and less than three times of the value of the products, confiscate illegal gains (if any) as well as revoke the business license in severe cases. Where the activities constitute a crime, the offender will be prosecuted.

Product Liabilities

Manufacturers and distributors of defective products in the PRC may incur liability for losses and injuries caused by such products. Under the PRC Civil Code, which was promulgated by the National People’s Congress on May 28, 2020 and became effective on January 1, 2021, the manufacturers and distributors will be held liable for losses and damages suffered by consumers caused by the defective products manufactured or distributed by them.

Under the above-mentioned laws and regulations, we are required to ensure that products which we produce and sell meet the requirements for safeguarding human health and ensuring human and property safety. Failing to do so will lead to a series of penalties, including the suspension of production and sale, confiscation of the products and earnings, imposition of fines, revocation of business licenses, and/or even criminal liabilities. In addition, if the products cause personal injuries or other form of torts, the manufacturers and distributors of the products may be subject to tort liability.

As of the date of this annual report, we are in compliance with the regulations related to the product liability, and are not aware of any warning, investigations, prosecutions, disputes, claims or other proceedings in respect of related regulations, nor have we been punished or can foresee any punishment to be made by any government authorities of China.

Regulations Relating to Anti-Monopoly

The Anti-Monopoly Law, as last amended by the Standing Committee of the National People’s Congress in 2022, prohibits monopolistic conduct such as entering into monopoly agreements, abuse of dominant market position and concentration of undertakings that have the effect of eliminating or restricting competition.

Pursuant to the Anti-Monopoly Law, competing business operators may not enter into monopoly agreements that eliminate or restrict competition, such as by boycotting transactions, fixing or changing the price of commodities, limiting the output of commodities, or fixing the price of commodities for resale to third parties, among other actions, unless the agreement will satisfy the exemptions under the Anti-Monopoly Law, such as improving technologies, increasing the efficiency and competitiveness of small and medium-sized undertakings, or safeguarding legitimate interests in cross-border trade and economic cooperation with foreign counterparts. Sanctions for violations include an order to cease the relevant activities, and confiscation of illegal gains and fines (from 1% to 10% of sales revenues from the previous year, or RMB500,000 if the intended monopoly agreement has not been performed). On June 26, 2019, the SMAR further issued the Interim Provisions on the Prohibitions of Monopoly Agreements which took effect on September 1, 2019 and supersedes certain anti-monopoly rules and regulations.

In addition, as required by the Anti-Monopoly Law, a business operator with a dominant market position may not abuse its dominant market position to conduct acts, such as selling commodities at unfairly high prices or buying commodities at unfairly low prices, selling products at prices below cost without any justifiable cause, and refusing to trade with a trading party without any justifiable cause. Sanctions for violation of the prohibition on the abuse of dominant market position include an order to cease the relevant activities, confiscation of the illegal gains and fines (from 1% to 10% of sales revenues from the previous year). On June 26, 2019, the SMAR issued the Interim Provisions on the Prohibitions of Acts of Abuse of Dominant Market Positions, which took effect on September 1, 2019, to further prevent and prohibit the abuse of dominant market positions.

Furthermore, where a concentration of undertakings reaches the declaration threshold stipulated by the State Council, a declaration must be approved by the anti-monopoly authority before the parties implement the concentration. Concentration refers to (i) a merger of undertakings; (ii) acquiring control over other undertakings by acquiring equities or assets; or (iii) acquisition of control over, or the possibility of exercising decisive influence on, an undertaking by contract or by any other means. If business operators fail to comply with the mandatory declaration requirement, the anti-monopoly authority is empowered to terminate and/or unwind the transaction, dispose of relevant assets and shares or businesses within certain periods, and impose fines of up to RMB500,000.

On February 7, 2021, the Anti-Monopoly Committee of the State Council promulgated the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, aiming to provide guidelines for supervising and prohibiting monopolistic conduct in connection with the internet platform business operations and further elaborate on the factors for recognizing such monopolistic conduct in the internet platform industry. Pursuant to these guidelines, the methods of an internet platform collecting or using the privacy information of internet users may also be one of the factors to be considered for analyzing and recognizing monopolistic conducts in the internet platform industry. For example, whether the relevant business operator compulsorily collects unnecessary user information may be considered to analyze whether there is a bundled sale or additional unreasonable trading condition, which is one of the behaviors constituting abuse of dominant market position. In addition, factors including, among others, providing differentiated transaction prices or other transaction conditions for consumers with different payment ability based on consumption preferences and usage habits analyzed using big data and algorithms is also one of the behaviors constituting abuse of dominant market position. Furthermore, whether the relevant business operators are required to “choose one” among the internet platform and its competitive platforms may be considered to analyze whether such internet platform operator with dominant market position abuses its dominant market position and excludes or restricts market competition. However, as these guidelines were only issued recently, there are still substantial uncertainties as to their interpretation and implementation in practice.

As of the date of this annual report, we have never engaged in any monopolistic conducts, and are not aware of any warning, investigations, prosecutions, disputes, claims or other proceedings in respect of related regulations, nor have we been punished or can foresee any punishment to be made by any government authorities of China.

Regulations Relating to Anti-Unfair Competition

According to the Anti-Unfair Competition Law promulgated by the Standing Committee of the National People’s Congress on September 2, 1993 and most recently amended on April 23, 2019, operators are prohibited from engaging in unfair competition activities including market confusion, commercial bribery, misleading false publicity, infringement on trade secrets, price dumping, illegitimate premium sales, etc. Any operator in violation of the Anti-Unfair Competition Law may be ordered to cease illegal activities, eliminate the adverse effect thereof or compensate for the damages caused to any other party. The competent authorities may also confiscate any illegal gains or impose fines on these operators.

As of the date of this annual report, we have never engaged in any unfair competition activities, and are not aware of any warning, investigations, prosecutions, disputes, claims or other proceedings in respect of related regulations, nor have we been punished or can foresee any punishment to be made by any government authorities of China.

Regulations Relating to Foreign Investment

The establishment, operation and management of companies in China are mainly governed by the PRC Company Law, as most recently amended in 2018, which applies to both PRC domestic companies and foreign-invested companies. On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, and on December 26, 2019, the State Council promulgated the Implementing Rules of the PRC Foreign Investment Law, or the Implementing Rules, to further clarify and elaborate the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and the Implementing Rules both took effect on January 1, 2020 and replaced three major previous laws on foreign investments in China, namely, the Sino-foreign Equity Joint Venture Law, the Sino-foreign Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their respective implementing rules. Pursuant to the Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The Implementing Rules introduce a see-through principle and further provide that foreign-invested enterprises that invest in the PRC shall also be governed by the Foreign Investment Law and the Implementing Rules.

The Foreign Investment Law and the Implementing Rules provide that a system of pre-entry national treatment and negative list shall be applied for the administration of foreign investment, where “pre-entry national treatment” means that the treatment given to foreign investors and their investments at market access stage is no less favorable than that given to domestic investors and their investments, and “negative list” means the special administrative measures for foreign investment’s access to specific fields or industries, which will be proposed by the competent investment department of the State Council in conjunction with the competent commerce department of the State Council and other relevant departments, and be reported to the State Council for promulgation, or be promulgated by the competent investment department or competent commerce department of the State Council after being reported to the State Council for approval. Foreign investment beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with the special requirements on the shareholding, senior management personnel, etc. In the meantime, relevant competent government departments will formulate a catalogue of industries for which foreign investments are encouraged according to the needs for national economic and social development, to list the specific industries, fields and regions in which foreign investors are encouraged and guided to invest. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (Edition 2021) (the “2021 Negative List”, which is the latest version of the “Negative List”), which was promulgated by the National Development and Reform Commission (“NDRC”) and the MOFCOM on December 27, 2021 and took effect on January 1, 2022, and the Encouraged Industry Catalogue for Foreign Investment (2022 version), or the 2022 Encouraged Industry Catalogue, promulgated by the MOFCOM on October 26, 2022 and took effect on January 1, 2023. Industries not listed in these two categories are generally deemed “permitted” for foreign investment unless specifically restricted by other PRC laws. The copper production industry is not on the Negative List and therefore we are not subject to any restriction or limitation on foreign ownership for engaging in the copper production industry.

According to the Implementing Rules, the registration of foreign-invested enterprises shall be handled by the SAMR or its authorized local counterparts. Where a foreign investor invests in an industry or field subject to licensing in accordance with laws, the relevant competent government department responsible for granting such license shall review the license application of the foreign investor in accordance with the same conditions and procedures applicable to PRC domestic investors unless it is stipulated otherwise by the laws and administrative regulations, and the competent government department shall not impose discriminatory requirements on the foreign investor in terms of licensing conditions, application materials, reviewing steps and deadlines, etc. However, the relevant competent government departments shall not grant the license or permit enterprise registration if the foreign investor intends to invest in the industries or fields as specified in the 2021 Negative List without satisfying the relevant requirements. In the event that a foreign investor invests in a prohibited field or industry as specified in the negative list, the relevant competent government department shall order the foreign investor to stop the investment activities, dispose of the shares or assets or take other necessary measures within a specified time limit, and restore to the status prior to the occurrence of the aforesaid investment, and the illegal gains, if any, shall be confiscated. If the investment activities of a foreign investor violate the special administration measures for access restrictions on foreign investments as stipulated in the negative list, the relevant competent government department shall order the investor to make corrections within the specified time limit and take necessary measures to meet the relevant requirements. If the foreign investor fails to make corrections within the specified time limit, the aforesaid provisions regarding the circumstance that a foreign investor invests in the prohibited field or industry shall apply.

Pursuant to the Foreign Investment Law and the Implementing Rules, and the Information Reporting Measures for Foreign Investment jointly promulgated by the MOFCOM and the SAMR, which took effect on January 1, 2020, a foreign investment information reporting system shall be established and foreign investors or foreign-invested enterprises shall report investment information to competent commerce departments of the government through the enterprise registration system and the enterprise credit information publicity system, and the administration for market regulation shall forward the above investment information to the competent commerce departments in a timely manner. In addition, the MOFCOM shall set up a foreign investment information reporting system to receive and handle the investment information and inter-departmentally shared information forwarded by the administration for market regulation in a timely manner. The foreign investors or foreign-invested enterprises shall report the investment information by submitting reports including initial reports, change reports, deregistration reports and annual reports.

Furthermore, the Foreign Investment Law provides that foreign-invested enterprises established according to the previous laws regulating foreign investment prior to the implementation of the Foreign Investment Law may maintain their structure and corporate governance within five years after the implementation of the Foreign Investment Law. The Implementing Rules further clarify that such foreign-invested enterprises established prior to the implementation of the Foreign Investment Law may either adjust their organizational forms or organizational structures pursuant to the Company Law or the Partnership Law, or maintain their current structure and corporate governance within five years upon the implementation of the Foreign Investment Law. Since January 1, 2025, if a foreign-invested enterprise fails to adjust its organizational form or organizational structure in accordance with the laws and go through the applicable registrations for changes, the relevant administration for market regulation shall not handle other registrations for such foreign-invested enterprise and shall publicize the relevant circumstances. However, after the organizational forms or organizational structures of a foreign-invested enterprise have been adjusted, the original parties to the Sino-foreign equity or cooperative joint ventures may continue to process such matters as the equity interest transfer, the distribution of income or surplus assets as agreed by the parties in the relevant contracts.

In addition, the Foreign Investment Law and the Implementing Rules also specify other protective rules and principles for foreign investors and their investments in the PRC, including, among others, that local governments shall abide by their commitments to the foreign investors; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; mandatory technology transfer is prohibited, etc.

Anhui Heri, our wholly foreign owned subsidiary, as a foreign invested entity, and HK Xinxu, as a foreign investor, are required to comply with the information reporting requirements under the Foreign Investment Law the Implementing Rules and the Information Reporting Measures for Foreign Investment and are in full compliance.

Measures for the Safety Examination of Foreign Investment

The measures for the safety examination of foreign investment, which were approved by the 13th Executive Committee of the NDRC on November 27, 2020, and approved by the State Council, came into force as of January 18, 2021.The term “Foreign investment” as mentioned in these measures refers to investment activities carried out directly or indirectly by foreign investors within the territory of the People’s Republic of China (hereinafter referred to as “The territory”), including the following situations:(1) the foreign investor alone or jointly with other investors, invests in a new project or establishes an enterprise in China; (2) The foreign investor acquires the equity or assets of the domestic enterprise through mergers and acquisitions; (3) the foreign investor invests in China by other means.

For foreign investment in the following areas, the foreign investor or the relevant domestic parties (hereinafter referred to as the parties) shall, on their own initiative, make a declaration to the office of the working mechanism, which was formed under the National Development and Reform Commission, prior to the implementation of the investment: (I) to invest in areas related to national defense and security, such as military industry and military industrial facilities, as well as in the surrounding areas of military facilities and military industrial facilities; (II) investment in important agricultural products, important energy and resources, manufacture of major equipment, important infrastructure, important transportation services, important cultural products and services, important information technology and internet products and services, important financial services, key technologies and other important areas of national security, and obtain the actual control of the invested enterprise.

The term “Acquisition of effective control of the invested enterprise” as mentioned in paragraph 2 of the preceding paragraph includes the following situations: Foreign investors hold more than 50% of the equity in the enterprise; Foreign investors hold less than 50% of the equity of the enterprise, but the voting rights they enjoy can have a significant impact on the resolutions of the board of directors, the shareholders’ meeting or the shareholders’ general meeting; other circumstances that result in the foreign investor being able to exert a significant influence on the business decision-making, personnel, finance, technology, etc. of the enterprise.

Anhui Heri, our wholly foreign-owned subsidiary, as a foreign invested entity, and HK Xinxu, as a foreign investor, are in full compliance with Measures for the Safety Examination of Foreign Investment.

Regulations Relating to Wholly Foreign-owned Enterprises

The Company Law of the People’s Republic of China provides that companies established in the PRC may take the form of company of limited liability or company limited by shares. Each company has the status of a legal person and owns its assets itself. Assets of a company may be used in full for the company’s liability. The Company Law applies to foreign-invested companies unless relevant laws provide otherwise.

Under the Wholly Foreign-Owned Enterprise Law of the PRC promulgated in 1986 and last amended in 2016 and the Detailed Implementing Rules for the Wholly Foreign-Owned Enterprise Law of the PRC which was promulgated in 1990 and was last amended on February 19, 2014, an application for establishing a wholly foreign-owned enterprise shall be subject to examination and approval by the MOFTEC, currently known as the MOFCOM, before the approval certificate is issued. Within 90 days of the date of receipt of an application, the examination and approval authority shall decide whether or not to grant the approval. After application for the establishment of a wholly foreign-owned enterprise is approved by the Examination and Approval Authority, the foreign investors shall, within 30 days of the date of receipt of the approval certificate, submit registration to, and collect the business license from the administrative authority for industry and commerce.

On September 3, 2016, the Decision of the Standing Committee of the National People’s Congress on Revising Four Laws including the Law of the People’s Republic of China on Wholly Foreign-owned Enterprises (the “Decision on Revision of Four Laws”) was promulgated and became effective on October 1, 2016. The Interim Measures for the Administration of Establishment and Change Filings of Foreign-invested Enterprises (the “Filings Measures”) was last amended on June 30, 2018. The Decision on Revision of Four Laws and the Filings Measures revised relevant administrative approval provisions of the Law of the People’s Republic of China on Wholly Foreign-owned Enterprises, the Law of the People’s Republic of China on Sino-foreign Equity Joint Ventures, the Law of the People’s Republic of China on Sino-foreign Cooperative Joint Ventures and the Law of the People’s Republic of China on the Protection of the Investments of Taiwan Compatriots and relevant formality regime for the incorporation and change of foreign-invested enterprises, whereby if the incorporation or change of foreign-invested enterprises and enterprises funded by Taiwan compatriots does not involve special access administrative measures prescribed by the PRC government, the examination and approval process is now being replaced by the recording-filing administration process.

The 2019 Law of Foreign Investment was adopted by the second meeting of the 13th National People’s Congress on March 15, 2019, which will be effective on January 1, 2020. It will replace the trio of existing laws regulating foreign investment in China, including, among others, the abovementioned Law of the People’s Republic of China on Wholly Foreign-owned Enterprises. The 2019 Law of Foreign Investment stipulates that the PRC implements a system of pre-establishment national treatment plus negative list for the administration of foreign investment. Foreign investors are not allowed to invest in fields or sectors prohibited in the market access negative list for foreign investment. Foreign investors that intend to invest in the fields subject to access restrictions stipulated in market access negative list for foreign investment shall satisfy the conditions stipulated in such negative list. The PRC policies supporting enterprise development are equally applicable to foreign-invested enterprises. The PRC does not impose expropriation on foreign investment. Under special circumstances, if it requires imposing expropriation on foreign investment due to the need of public interest, expropriation shall be imposed according to legal procedures, and the foreign-invested enterprises concerned shall receive fair and reasonable compensation. Foreign-invested enterprises can raise funds through public issuance of stocks, corporate bonds and other securities in accordance with the law.

Overall, the 2019 Law of Foreign Investment establishes the clear principle of applying national treatment to FIEs except those engaged in industries on the Negative List. In the opinion of our PRC Counsel, our current and planned business in the copper processing and fabrication industry are not on the Negative List.

Regulations Relating to Dividend Distributions

The principal laws, rule and regulations governing dividends distribution by companies in the PRC are the PRC Company Law, which applies to both PRC domestic companies and foreign-invested companies, and the Foreign Investment Law and its implementing rules, which apply to foreign-invested companies. Under these laws, regulations and rules, both domestic companies and foreign-invested companies in the PRC are required to set aside as general reserves at least 10% of their after-tax profit, until the cumulative amount of their reserves reaches 50% of their registered capital. PRC companies are not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations Relating to Private Lending

The transfer of funds among companies are subject to the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases, or the Provisions on Private Lending Cases, which was issued by the Supreme People’s Court of the People’s Republic of China on August 25, 2015 and amended on August 19, 2020 and December 29, 2020, respectively, to regulate the private lending activities between natural persons, legal persons and unincorporated organizations. The Provisions on Private Lending Cases do not apply to the disputes arising from relevant financial services such as loan disbursement by financial institutions and their branches established upon approval by the financial regulatory authorities to engage in lending business.

The Provisions on Private Lending Cases set forth that private lending contracts will be upheld as invalid under the circumstance that (i) the lender swindles loans from financial institutions for relending; (ii) the lender relends the funds obtained by means of a loan from another profit-making legal person, raising funds from its employees, illegally taking deposits from the public; (iii) the lender who has not obtained the lending qualification according to the law lends money to any unspecified object of the society for the purpose of making profits; (iv) the lender lends funds to a borrower when the lender knows or should have known that the borrower intended to use the borrowed funds for illegal or criminal purposes; (v) the lending is violations of public orders or good morals; or (vi) the lending is in violations of mandatory provisions of laws or administrative regulations.

In addition, the Provisions on Private Lending Cases set forth that the People’s Court shall support the interest rates not exceeding four times of the market interest rate quoted for one-year loan at the time the private lending contracts were entered into.

As of the date of this annual report, we are in compliance with the regulations related to private lending, and are not aware of any warning, investigations, prosecutions, disputes, claims or other proceedings in respect of related regulations.

Regulations Relating to Land Use Right and Construction

Pursuant to the PRC Land Administration Law promulgated in June 1986 with the latest amendment in August 2019 and the PRC Property Law, any entity that needs land for the purposes of construction must obtain land use right and must register with local counterparts of Land and Resources Ministry. Land use right is established at the time of registration.

According to the Measures for Control and Administration of Grant and Assignment of Right to Use Urban State-owned Land promulgated by the Ministry of Housing and Urban-Rural Development in December 1992, and the PRC Law on Urban and Rural Planning promulgated by the National People’s Congress in October 2007 and became effective in January 2008 with the latest amendment in April 2019, the Measures for Administration of Granting Permission for Commencement of Construction Works promulgated by the Ministry of Housing and Urban-Rural Development in June 2014 with the latest amendment in September 2018, the Administrative Measures for Archival Filing on Inspection Upon Completion of Buildings and Municipal Infrastructure promulgated by the Ministry of Housing and Urban-Rural Development in April 2000 with the latest amendment in October 2009, the Provisions on Inspection Upon Completion of Buildings and Municipal Infrastructure promulgated by the Ministry of Housing and Urban-Rural Development, and the Regulations on the Quality Management of Construction Engineering promulgated by the State Council latest amended in April 2019, after obtaining land use right, the owner of land use right must obtain construction land planning permit, construction works planning permit from the relevant municipal planning authority, and a construction permit from relevant construction authority in order to commence construction. After a building is completed, an examination of completion by the relevant governmental authorities and experts must be organized.

As of the date of this annual report, we are in compliance with the regulations related to land use right and construction, and are not aware of any warning, investigations, prosecutions, disputes, claims or other proceedings in respect of related regulations, nor have we been punished or can foresee any punishment to be made by any government authorities of China.

Regulations Relating to Environmental Protection

Pursuant to the PRC Law on Environment Impact Assessment promulgated in 2002 and most recently amended in 2018, and the Administrative Regulations on the Environmental Protection of Construction Projects promulgated in 1998 with the latest amendment in July 2017, each construction project is required to undergo an environmental impact assessment, and an environmental impact assessment report must be submitted to the relevant governmental authorities for approval before the commencement of construction. In the event that there is a material change in respect of the construction site, scale, nature, the production techniques employed or the measures adopted for preventing pollution and preventing ecological damage of a given project, a new environmental impact assessment report must be submitted for approval. Moreover, after the completion of a construction project, the constructing entity is required to obtain a completion acceptance on environmental protection for the project. Failure to comply with the above-mentioned regulations may subject an enterprise to fines, suspension of the construction and other administrative liabilities and even criminal liabilities under severe circumstances.

As of the date of this annual report, we are in compliance with the regulations related to environmental protection, and are not aware of any warning, investigations, prosecutions, disputes, claims or other proceedings in respect of related regulations, nor have we been punished or can foresee any punishment to be made by any government authorities of China.

Regulations Relating to Fire Prevention

The Fire Prevention Law of the PRC (the “Fire Prevention Law”) was adopted on April 29, 1998 and amended on October 28, 2008, April 23, 2019 and April 29, 2021. According to the Fire Prevention Law and other relevant laws and regulations of the PRC, the Ministry of Public Security and its local counterparts at or above county level shall monitor and administer the fire prevention affairs. The fire prevention departments of such public securities are responsible for implementation. The Fire Prevention Law provides that the fire prevention design or construction of a construction project must conform to the national fire prevention technical standards (as the case may be). According to the Interim Provisions on Administration of Fire Control Design Review and Acceptance of Construction Project promulgated by the Ministry of Housing and Urban Rural Development on April 1, 2020, which became effective on June 1, 2020, the construction entity of a large-scale crowded venue (including the construction of a manufacturing plant whose size is over 2,500 square meters) and other special construction projects must apply for fire prevention design review with fire control authorities, and complete fire assessment inspection and acceptance procedures after the construction project is completed. The construction entity of other construction projects must complete the filing for fire prevention design and the fire safety completion inspection and acceptance procedures within five business days after passing the construction completion inspection and acceptance. If the construction entity fails to pass the fire safety inspection before such venue is put into use or fails to conform to the fire safety requirements after such inspection, it will be subject to (i) orders to suspend the construction of projects, use of such projects, or operation of relevant business, and (ii) a fine between RMB30,000 and RMB300,000.

According to the Eight Measures for the Public Security Fire Department to Deepen Reform and Serve Economic and Social Development promulgated by the Ministry of Public Security of the PRC in August 2015, for a construction project whose investment is less than RMB300,000 (US$46,145) or whose construction area is less than 300 square meters, the fire protection design and fire safety filing is not required.

As of the date of this annual report, we are in compliance with the regulations related to fire prevention, and are not aware of any warning, fines, investigations, prosecutions, disputes, claims or other proceedings in respect of related regulations, nor have we been punished or can foresee any punishment to be made by any government authorities of China.

Regulations Relating to Intellectual Property

China has adopted comprehensive legislation governing intellectual property rights, including copyrights, trademarks, patents and domain names. China is a signatory to the primary international conventions on intellectual property rights and has been a member of the Agreement on Trade Related Aspects of Intellectual Property Rights since its accession to the World Trade Organization in December 2001.

Copyright

On September 7, 1990, the SCNPC promulgated the Copyright Law of the People’s Republic of China, or the Copyright Law, effective on June 1, 1991 and amended on October 27, 2001 and November 11, 2010, respectively. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the Copyright Protection Center of China.

Under the Regulations on the Protection of the Right to Network Dissemination of Information that took effect on July 1, 2006 and was amended on January 30, 2013, it is further provided that an Internet information service provider may be held liable under various situations, including that if it knows or should reasonably have known a copyright infringement through the Internet and the service provider fails to take measures to remove or block or disconnect links to the relevant content, or, although not aware of the infringement, the Internet information service provider fails to take such measures upon receipt of the copyright holder’s notice of such infringement.

In order to further implement the Regulations on Computer Software Protection, promulgated by the State Council on December 20, 2001 and amended on January 8, 2011 and January 30, 2013, respectively, the National Copyright Administration issued the Measures for the Registration of Computer Software Copyright on February 20, 2002, which specify detailed procedures and requirements with respect to the registration of software copyrights.

Trademark

According to the Trademark Law of the People’s Republic of China promulgated by the SCNPC on August 23, 1982, and amended on February 22, 1993, October 27, 2001, August 30, 2013 and April 23, 2019, respectively, the Trademark Office of the SAIC is responsible for the registration and administration of trademarks in China. The SAIC under the State Council has established a Trademark Review and Adjudication Board for resolving trademark disputes. Registered trademarks are valid for ten years from the date the registration is approved. A registrant may apply to renew a registration within twelve months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for ten years. On April 29, 2014, the State Council issued the revised the Implementing Regulations of the Trademark Law of the People’s Republic of China, which specified the requirements of applying for trademark registration and renewal.

Patent

According to the Patent Law of the People’s Republic of China, or the Patent Law, promulgated by the SCNPC on March 12, 1984 and amended on September 4, 1992, August 25, 2000, December 27, 2008 and October 17, 2020, respectively, and the Implementation Rules of the Patent Law of the People’s Republic of China, or the Implementation Rules of the Patent Law, promulgated by the State Council on June 15, 2001 and revised on December 28, 2002 and January 9, 2010, the patent administrative department under the State Council is responsible for the administration of patent-related work nationwide and the patent administration departments of provincial or autonomous regions or municipal governments are responsible for administering patents within their respective administrative areas. The Patent Law and Implementation Rules of the Patent Law provide for three types of patents, namely “inventions”, “utility models” and “designs”. Invention patents are valid for twenty years, while utility model patents and design patents are valid for ten years, from the date of application. The Chinese patent system adopts a “first come, first file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. An invention or a utility model must possess novelty, inventiveness and practical applicability to be patentable. Third Parties must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the unauthorized use constitutes an infringement on the patent rights.

Domain Names

Domain names are protected under the Administrative Measures on the Internet Domain Names, which was promulgated by the Ministry of Industry and Information Technology (the “MIIT”) in August 2017, and the Implementing Rules on Registration of National Top-level Domain Names, which was promulgated by China Internet Network Information Center (the “CNNIC”) in and came into effect in June 2019. The MIIT is the main regulatory body responsible for the administration of PRC internet domain names. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and the applicants become domain name holders upon successful registration. The Domain Name Measures regulate the registration of domain names, such as the China’s national top-level domain name “.CN”. The CNNIC issued the Measures of the China Internet Network Information Center for the Resolution of Country Code Top-Level Domain Name Disputes on September 9, 2014, which took effect on November 21, 2014, and was replaced by the Measures for the Resolution of National Top-level Domain Names Disputes issued by the CNNIC on June 18, 2019. Pursuant to the Measures for the Resolution of National Top-level Domain Names Disputes, domain name disputes shall be accepted and resolved by the dispute resolution service providers as accredited by the CNNIC.

Regulations Relating to Foreign Exchange

The principal regulations governing foreign currency exchange in China are the Administrative Regulations on Foreign Exchange of the People’s Republic of China, or the Foreign Exchange Administrative Regulation, which was promulgated by the State Council on January 29, 1996, which became effective on April 1, 1996 and was subsequently amended on January 14, 1997 and August 5, 2008 and the Administrative Regulations on Foreign Exchange Settlement, Sales and Payment which was promulgated by the People’s Bank of China, or the PBOC, on June 20, 1996 and became effective on July 1, 1996. Under these regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from State Foreign Exchange Administration of the People’s Republic of China, or the SAFE, by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items such as the repayment of foreign currency-denominated loans, direct investment overseas and investments in securities or derivative products outside of the PRC. FIEs are permitted to convert their after-tax dividends into foreign exchange and to remit such foreign exchange out of their foreign exchange bank accounts in the PRC.

On March 30, 2015, SAFE promulgated the Notice on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or the SAFE Circular 19, which took effect on June 1, 2015. According to SAFE Circular 19, the foreign currency capital contribution to an FIE in its capital account may be converted into RMB on a discretional basis.

On June 9, 2016, the SAFE promulgated the Circular on Reforming and Regulating Policies on the Management of the Settlement of Foreign Exchange of Capital Accounts, or the SAFE Circular 16. The SAFE Circular 16 unifies the discretional foreign exchange settlement for all the domestic institutions. The Discretional Foreign Exchange Settlement refers to the foreign exchange capital in the capital account which has been confirmed by the relevant policies subject to the discretional foreign exchange settlement (including foreign exchange capital, foreign loans and funds remitted from the proceeds from the overseas listing) can be settled at the banks based on the actual operational needs of the domestic institutions. The proportion of Discretional Foreign Exchange Settlement of the foreign exchange capital is temporarily determined as 100%. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties in accordance with the Foreign Exchange Administrative Regulation and relevant provisions.

Furthermore, SAFE Circular 16 stipulates that the use of foreign exchange incomes of capital accounts by FIEs shall follow the principles of authenticity and self-use within the business scope of the enterprises. The foreign exchange incomes of capital accounts and capital in RMB obtained by the FIE from foreign exchange settlement shall not be used for the following purposes: (i) directly or indirectly used for the payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or financial schemes other than bank guaranteed products unless otherwise provided by relevant laws and regulations; (iii) used for granting loans to non-affiliated enterprises, unless otherwise permitted by its business scope; and (iv) used for the construction or purchase of real estate that is not for self-use (except for the real estate enterprises).

Regulations Relating to Offshore Special Purpose Companies Held by PRC Residents

SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents on May 10, 2013, which became effective on May 13, 2013 and which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

SAFE promulgated Notice on Issues Relating to Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or the SAFE Circular 37, on July 4, 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and term of operation), capital increase or capital reduction, transfers or exchanges of shares, or mergers or divisions. SAFE Circular 37 was issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purposes Vehicles.

SAFE further enacted the Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment, or the SAFE Circular 13, which allows PRC residents or entities to register with qualified banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. However, remedial registration applications made by PRC residents that previously failed to comply with the SAFE Circular 37 continue to fall under the jurisdiction of the relevant local branch of SAFE. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfil the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary.

On January 26, 2017, SAFE issued the Notice on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control, or the SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Regulations Relating to Customer Rights Protection

The PRC Customer Rights and Interests Protection Law, or Customer Protection Law, as amended on October 25, 2013 and effective on March 15, 2014, sets out the obligations of business operators and the rights and interests of the customers. Pursuant to this law, business operators must guarantee that the commodities they sell satisfy the requirements for personal or property safety, provide customers with authentic information about the commodities, and guarantee the quality, function, usage and term of validity of the commodities. Failure to comply with the Customer Protection Law may subject business operators to civil liabilities such as refunding purchase prices, exchange of commodities, repairing, ceasing damages, compensation, and restoring reputation, and even subject the business operators or the responsible individuals to criminal penalties if business operators commit crimes by infringing the legitimate rights and interests of customers.

As of the date of this annual report, we are in compliance with the regulations related to customer rights protection, and are not aware of any warning, investigations, prosecutions, disputes, claims or other proceedings in respect of related regulations, nor have we been punished or can foresee any punishment to be made by any government authorities of China.

Regulations Relating to Taxation

Income Tax

According to the EIT Law, which was promulgated on March 16, 2007, became effective as from January 1, 2008 and amended on February 24, 2017 and December 29, 2018, an enterprise established outside the PRC with de facto management bodies within the PRC is considered as a resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The Implementing Rules of the Enterprise Income Law of the People’s Republic of China, or the Implementing Rules of the EIT Law, defines a de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. Non-PRC resident enterprises without any branches in the PRC pay an enterprise income tax in connection with their income originating from the PRC at the tax rate of 10%.

On February 3, 2015, the PRC State Administration of Taxation, or the SAT, issued the Announcement on Several Issues Concerning the Enterprise Income Tax on Indirect Transfer of Assets by Non-Resident Enterprises, or the SAT Circular 7. The SAT Circular 7 repeals certain provisions in the Notice of the State Administration of Taxation on Strengthening the Administration of Enterprise Income Tax on Income from Equity Transfer by Non-Resident Enterprises, or the SAT Circular 698, issued by SAT on December 10, 2009 and the Announcement on Several Issues Relating to the Administration of Income Tax on Non-resident Enterprises issued by SAT on March 28, 2011 and clarifies certain provisions in the SAT Circular 698. The SAT Circular 7 provides comprehensive guidelines relating to, and heightening the Chinese tax authorities’ scrutiny on, indirect transfers by a non-resident enterprise of assets (including assets of organizations and premises in PRC, immovable property in the PRC, equity investments in PRC resident enterprises), or the PRC Taxable Assets. For instance, when a non-resident enterprise transfers equity interests in an overseas holding company that directly or indirectly holds certain PRC Taxable Assets and if the transfer is believed by the Chinese tax authorities to have no reasonable commercial purpose other than to evade enterprise income tax, the SAT Circular 7 allows the Chinese tax authorities to reclassify the indirect transfer of PRC Taxable Assets into a direct transfer and therefore impose a 10% rate of PRC enterprise income tax on the non-resident enterprise. The SAT Circular 7 lists several factors to be taken into consideration by tax authorities in determining if an indirect transfer has a reasonable commercial purpose. However, regardless of these factors, the overall arrangements in relation to an indirect transfer satisfying all the following criteria will be deemed to lack a reasonable commercial purpose: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from PRC Taxable Assets; (ii) at any time during the one year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or during the one year period before the indirect transfer, 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries and branches that directly or indirectly hold the PRC Taxable Assets are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC Taxable Assets is lower than the potential PRC tax on the direct transfer of those assets. On the other hand, indirect transfers falling into the scope of the safe harbors under the SAT Circular 7 will not be subject to PRC tax under the SAT Circular 7. The safe harbors include qualified group restructurings, public market trades and exemptions under tax treaties or arrangements.

On October 17, 2017, SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Circular 37, which took effect on December 1, 2017. According to the SAT Circular 37, the balance after deducting the equity net value from the equity transfer income shall be the taxable income amount for equity transfer income. Equity transfer income shall mean the consideration collected by the equity transferor from the equity transfer, including various income in monetary form and non-monetary form. Equity net value shall mean the tax computation basis for obtaining the said equity. The tax computation basis for equity shall be: (i) the capital contribution costs actually paid by the equity transferor to a Chinese resident enterprise at the time of investment and equity participation, or (ii) the equity transfer costs actually paid at the time of acquisition of such equity to the original transferor of the said equity. Where there is reduction or appreciation of value during the equity holding period, and the gains or losses may be confirmed pursuant to the rules of the finance and tax authorities of the State Council, the equity net value shall be adjusted accordingly. When an enterprise computes equity transfer income, it shall not deduct the amount in the shareholders’ retained earnings such as undistributed profits etc. of the investee enterprise, which may be distributed in accordance with the said equity. In the event of partial transfer of equity under multiple investments or acquisitions, the enterprise shall determine the costs corresponding to the transferred equity in accordance with the transfer ratio, out of all costs of the equity.

Under the SAT Circular 7 and the Law of the People’s Republic of China on the Administration of Tax Collection promulgated by the SCNPC on September 4, 1992 and newly amended on April 24, 2015, in the case of an indirect transfer, entities or individuals obligated to pay the transfer price to the transferor shall act as withholding agents. If they fail to make withholding or withhold the full amount of tax payable, the transferor of equity shall declare and pay tax to the relevant tax authorities within seven days from the occurrence of tax payment obligation. Where the withholding agent does not make the withholding, and the transferor of the equity does not pay the tax payable amount, the tax authority may impose late payment interest on the transferor. In addition, the tax authority may also hold the withholding agents liable and impose a penalty of ranging from 50% to 300% of the unpaid tax on them. The penalty imposed on the withholding agents may be reduced or waived if the withholding agents have submitted the relevant materials in connection with the indirect transfer to the PRC tax authorities in accordance with the SAT Circular 7.

Withholding Tax on Dividend Distribution

The EIT Law prescribes a standard withholding tax rate of 20% on dividends and other China-sourced income of non-PRC resident enterprises which have no establishment or place of business in the PRC, or if established, the relevant dividends or other China-sourced income are in fact not associated with such establishment or place of business in the PRC. However, the Implementing Rules of the EIT Law which reduced the rate from 20% to 10%, became effective from January 1, 2008. However, a lower withholding tax rate might be applied if there is a tax treaty between China and the jurisdiction of the foreign holding companies, for example, pursuant to the Double Tax Avoidance Arrangement and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under the Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends that the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from the tax authority in charge.

Based on the Notice on Relevant Issues Relating to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, at their discretion, that a company benefits from such reduced income tax rate due to a structure or an arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Announcement of the State Administration of Taxation on Issues Concerning “Beneficial Owners” in Tax Treaties, which was promulgated on February 3, 2018 and came into effect on April 1, 2018. If the company’s activities do not constitute substantive business activities, it will be analyzed according to the actual situation of the specific case, which may not be conducive to the determination of its “beneficiary owner” capacity, and thus may not enjoy the concessions under the Double Tax Avoidance Arrangement.

Value-Added Tax

Pursuant to the Interim Regulations on Value-Added Tax of the People’s Republic of China, which was promulgated by the State Council on December 13, 1993 and amended on November 10, 2008, February 6, 2016 and November 19, 2017, and the Implementation Rules for the Interim Regulations on Value-Added Tax of the People’s Republic of China, which was promulgated by the MOF on December 25, 1993 and amended on December 15, 2008 and October 28, 2011, entities or individuals engaging in sale of goods, provision of processing services, repairs and replacement services or import of goods within the territory of the PRC shall pay value-added tax, or the VAT. Unless provided otherwise, the rate of VAT is 17% on sales and 6% on the services. On April 4, 2018, MOF and SAT jointly promulgated the Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates, or the Circular 32, according to which (i) for VAT taxable sales acts or import of goods originally subject to VAT rates of 17% and 11% respectively, such tax rates shall be adjusted to 16% and 10%, respectively; (ii) for purchase of agricultural products originally subject to tax rate of 11%, such tax rate shall be adjusted to 10%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 16%, such tax shall be calculated at the tax rate of 12%; (iv) for exported goods originally subject to tax rate of 17% and export tax refund rate of 17%, the export tax refund rate shall be adjusted to 16%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 11% and export tax refund rate of 11%, the export tax refund rate shall be adjusted to 10%. Circular 32 became effective on May 1, 2018 and shall supersede existing provisions which are inconsistent with Circular 32.

Since January 1, 2012, the MOF and the SAT have implemented the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax, or the VAT Pilot Plan, which imposes VAT in lieu of business tax for certain “modern service industries” in certain regions and eventually expanded to nation-wide application in 2013. According to the Implementation Rules for the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax released by the MOF and the SAT on the VAT Pilot Program, the “modern service industries” include research, development and technology services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services. The Notice on Comprehensively Promoting the Pilot Plan of the Conversion of Business Tax to Value-Added Tax, which was promulgated on March 23, 2016, became effective on May 1, 2016 and amended on July 11, 2017, sets out that VAT in lieu of business tax be collected in all regions and industries.

On March 20, 2019, MOF, SAT and GAC jointly promulgated the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, which became effective on April 1, 2019 and provides that (i) with respect to VAT taxable sales acts or import of goods originally subject to VAT rates of 16% and 10% respectively, such tax rates shall be adjusted to 13% and 9%, respectively; (ii) with respect to purchase of agricultural products originally subject to tax rate of 10%, such tax rate shall be adjusted to 9%; (iii) with respect to purchase of agricultural products for the purpose of production or consigned processing of goods subject to tax rate of 13%, such tax shall be calculated at the tax rate of 10%; (iv) with respect to export of goods and services originally subject to tax rate of 16% and export tax refund rate of 16%, the export tax refund rate shall be adjusted to 13%; and (v) with respect to export of goods and cross-border taxable acts originally subject to tax rate of 10% and export tax refund rate of 10%, the export tax refund rate shall be adjusted to 9%.

Regulations Relating to Employment

The Labor Contract Law of the People’s Republic of China, or the Labor Contract Law, and its implementation rules provide requirements concerning employment contracts between an employer and its employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. The Labor Contract Law and its implementation rules also require compensation to be paid upon certain terminations. In addition, if an employer intends to enforce a non-compete provision in an employment contract or non-competition agreement with an employee, it has to compensate the employee on a monthly basis during the term of the restriction period after the termination or expiry of the labor contract. Employers in most cases are also required to provide severance payment to their employees after their employment relationships are terminated.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. According to the Social Insurance Law, an employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline and relevant management in charge or other directly responsible personnel may be fined from RMB 1,000 to RMB10,000 for the non-compliance. According to the Regulations on Management of Housing Fund, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; if the enterprise fails to rectify the non-compliance with the stipulated deadline, it be may be subject to a fine ranging from RMB10,000 or RMB 50,000and an application may be made to a local court for compulsory enforcement. As of the date of this annual report, our PRC subsidiaries have provided social security insurance including pension, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance and housing fund plans through a PRC government-mandated benefit contribution plan for most of our employees except for those who already purchased social security insurance in their local registered residences and voluntarily choose not to be enrolled into our insurance system, and have made adequate contributions to employee benefit plans, as required by applicable PRC laws and regulations.

On December 28, 2012, the Labor Contract Law was amended to impose more stringent requirements on labor dispatch which became effective on July 1, 2013. Pursuant to the amended Labor Contract Law, the dispatched contract workers shall be entitled to equal pay for equal work as a fulltime employee of an employer, and they shall only be engaged to perform temporary, ancillary or substitute works, and an employer shall strictly control the number of dispatched contract workers so that they do not exceed certain percentage of total number of employees. “Temporary work” means a position with a term of less than six months; “auxiliary work” means a non-core business position that provides services for the core business of the employer; and “substitute worker” means a position that can be temporarily replaced with a dispatched contract worker for the period that a regular employee is away from work for vacation, study or for other reasons. According to the Labor Dispatch Provisions, promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, which became effective on March 1, 2014, dispatched workers are entitled to equal pay with full-time employees for equal work. Employers are allowed to use dispatched workers for temporary, auxiliary or substitutive positions, and the number of dispatched workers may not exceed 10% of the total number of employees. Any labor dispatching entity or employer in violation of the Labor Dispatch Provisions shall be ordered by the labor administrative authorities to rectify the incompliance within a prescribed time limit; and if such entity or employer fails to do so within the prescribed time limit, it may be subject to a fine from RMB5,000 to RMB10,000 for each incompliance dispatched worker, and the labor dispatching entity is subject to revocation of its license for engaging in the labor dispatch business. Where the employer causes any damage to the dispatched worker, the labor dispatch entity and the employer shall assume joint and several liabilities.

Pursuant to the PRC Civil Code, which was promulgated by the National People’s Congress on May 28, 2020 and became effective on January 1, 2021, employers shall bear tortious liability for any injury or damage caused to other people by their employees in the course of their work. Parties that use dispatched labor shall bear tortious liability for any injury or damage caused to other people by dispatched personnel during the course of their work during the labor dispatch period; the labor dispatching party shall bear corresponding supplementary liability where it is at fault.

As of the date of this annual report, we are in compliance with the regulations related to employment, and are not aware of any warning, investigations, prosecutions, disputes, claims or other proceedings in respect of related regulations, nor have we been punished or can foresee any punishment to be made by any government authorities of China.

Regulations Relating to Overseas Listing and M&A

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Rules on the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and were amended on June 22, 2009. The M&A Rules, among other things, require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC domestic enterprises or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC. Although (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this annual report are subject to the M&A Rules; and (ii) no provision in the M&A Rules clearly classifies contractual arrangements as a type of transaction subject to the M&A Rules; the interpretation and application of the regulations remain unclear, and our initial public offering may ultimately require approval from the CSRC. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval and any failure to obtain or delay in obtaining CSRC approval for our initial public offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

The M&A Rules, and other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand.

In addition, according to the Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors issued by the General Office of the State Council on February 3, 2011 and which became effective 30 days thereafter, the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by the MOFCOM on August 25, 2011 and which became effective on September 1, 2011, mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the regulations prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement.

On July 6, 2021, the State Council and General Office of the CPC Central Committee issued the Opinions. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On February 17, 2023, the CSRC released the New Overseas Listing Rules, which came into effect on March 31, 2023. According to the New Overseas Listing Rules, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should complete the filing procedure to the CSRC; (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; and (3) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and where an issuer makes an application with either the SEC or Nasdaq for initial public offering and listing in an overseas market, such designated domestic operating entity of the issuer shall submit filings with the CSRC within three business days after such application is submitted.

On the same day, the CSRC also held a press conference for the release of the New Overseas Listing Rules and issued the Overseas Listing Notice. Under the Overseas Listing Notice, a company that (i) has already completed overseas listing or (ii) has already obtained the approval for the offering or listing from overseas securities regulators or exchanges but has not completed such offering or listing before effective date of the New Overseas Listing Rules and also completes the offering or listing before September 30, 2023 will be considered as an existing listed company and is not required to make any filing until it conducts a new offering in the future. For the company that has already submitted offering and listing applications but not yet obtained the approvals from overseas securities regulators or exchanges shall choose to make its filing with the CSRC at a reasonable time but before the completion of the offering/listing. For the company that has already obtained CSRC approval for overseas listing or offering can continue its process during the valid term of the CSRC approval without additional filing and it shall make the filing pursuant to the New Overseas Listing Rules if it does not complete the offering or listing before the expiration of the original approval from CSRC.

On February 24, 2023, the CSRC, together with other PRC government authorities, released the Confidentiality and Archives Administration Provisions, which came into effect on March 31, 2023. The Confidentiality and Archives Administration Provisions require, among others, that PRC domestic enterprises seeking to offer and list securities in overseas markets, either directly or indirectly, shall establish the confidentiality and archives system, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of PRC government agencies to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. It further stipulates that providing or publicly disclosing documents and materials which may adversely affect national security or public interests, and accounting files or copies of important preservation value to the state and society shall be subject to corresponding procedures in accordance with relevant laws and regulations.

Our CSRC filing was submitted in March 2024. On February 24, 2025, the CSRC published the Filing Completion Notice, confirming that we have completed the filing procedures with the CSRC under the New Overseas Listing Rules. Upon completion of the CSRC filing procedures, which was evidenced by the Filing Completion Notice, we have fulfilled the CSRC’s requirements regarding our overseas offering and listing under the New Overseas Listing Rules. However, from the date of issuance of the Filing Completion Notice to the completion of our initial public offering, if we experience any material or significant events that may cause (i) a major change to the main business or business license qualifications of the PRC subsidiaries; (ii) a major change of control or equity structure; and (iii) a major adjustment to the offering and listing plan which includes but are not limited to changes of the listing place, possible changes of control after the adjustment of the offering plan, and increases in the proportion of shares to be issued, we shall update the filing documents with the CSRC within three business days. Additionally, upon completion of our initial public offering, we shall report the offering information to the CSRC within 15 business days. If a violation of the foregoing and related regulations occurs, the CSRC may order rectification, issue warnings, and impose a fine between RMB 1 million and RMB 10 million on our PRC subsidiaries, which could adversely and materially affect our business operations and financial outlook, and significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors and could cause the value of our ordinary shares to significantly decline or such shares to become worthless.

Regulations Relating to Electronic Signature

The Standing Committee of the National People’s Congress of PRC enacted the Electronic Signature Law (revised in 2019) on April 23,2019. The parties to a contract or other document, document or other document in a civil activity may agree to use or not use an electronic signature or data message. An instrument in which the parties agree to use an electronic signature or data message may not be denied legal effect merely because it is in the form of an electronic signature or data message. The preceding paragraph does not apply to the following instruments:(1) involving personal relations such as marriage, adoption or inheritance; (2) involving the discontinuation of public utility services such as water supply, heat supply and gas supply; (3) other circumstances under which the provisions of laws and administrative regulations do not apply to electronic documents. An electronic signature shall be deemed to be a reliable electronic signature if it simultaneously meets the following conditions: (1) when the data used for the creation of an electronic signature is used in an electronic signature, it shall be exclusive to the electronic signer; (II) at the time of signature, the data relating to the creation of the electronic signature will be controlled only by the electronic signer; (III) any alteration to the electronic signature after signature can be discovered; (IV) any alteration to the content and form of the data message after it has been signed can be discovered. A party may also choose to use an electronic signature that meets the conditions for reliability agreed upon by the party. A reliable electronic signature shall have the same legal effect as a handwritten signature or seal.

As of the date of this annual report, the electronic signatures used by our PRC subsidiaries comply with the Electronic Signature Law.

4C. Organizational Structure

For descriptions of our organizational structure and subsidiaries as of the date of this annual report, please see “Item 4. Information on the Company— A. History and Development of the Company.”

4D. Property, Plants and Equipment

Our executive principal offices are currently located in Wuhu City, China.

Land Use Right

We have the land use right for three pieces of land in Wuhu City, China for the construction of our manufacturing facilities, R&D center and offices, with the detail information in the table below:

Land User	Land Use Type/Use Expiration Date	Description/Use	Location	Lot Area (Square Meters)
Anhui Xinxu	Assignment/October 8, 2068	Industrial land	Southerly of Kechuang First Road, northerly of Anhui Taida Plastic Technology Co., Ltd., Westerly of Anhui Xingchen Optics New Materials Co., Ltd., Wuhu, China	16,952.10
Anhui Xinxu	Assignment/January 14, 2070	Industrial land	Southerly of Kechuang First Road, Westerly of Anhui Xinchen Optics Materials Co., Ltd., Anhui Xinwu Economic Development Zone, Wanzhi Town, Wuhu County, China	2,557.30
Anhui Xinxu	Assignment/May 25, 2063	Industrial land	Anhui Xinwu Economic Development Zone, Anhui Province, China	23,820.70

Real Properties We Own

The following table sets forth certain information relating to the real property we own as of the date of this annual report.

Location	Construction Area (Square Meters)	Primary Use
Building 3, 2188 Nanci First Road, Anhui Xinwu Economic Development Zone, Wanzhi Town, Wuhu County, Anhui Province, China	3,377.96	Office
Workshop 1, Building 2, 2188 Nanci First Road, Anhui Xinwu Economic Development Zone, Wanzhi Town, Wuhu County, Anhui Province, China	4,400.76	Manufacturing facility
Workshop 2, Building 1, 2188 Nanci First Road, Anhui Xinwu Economic Development Zone, Wanzhi Town, Wuhu County, Anhui Province, China	3,163.56	Manufacturing facility
Workshop 3, Building 4, 2188 Kechuang Second Road, Anhui Xinwu Economic Development Zone, Wanzhi Town, Wuhu County, Anhui Province, China	1,762.79	Manufacturing facility
Workshop 4, Building 1, 58 Kechuang First Road, Anhui Xinwu Economic Development Zone, Wanzhi Town, Wuhu County, Anhui Province, China	6,415.30	Manufacturing facility
Workshop 5, Building 2, 58 Kechuang First Road, Anhui Xinwu Economic Development Zone, Wanzhi Town, Wuhu County, Anhui Province, China	6,118.37	Manufacturing facility

We believe our above offices and facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate any such expansion of our operations.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our consolidated financial statements, the notes to those financial statements and other financial data that appear elsewhere in this annual report. In addition to historical information, the following discussion contains forward-looking statements based on current expectations that involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in such forward-looking statements due to a number of factors, including those set forth in “Item 3. Key Information — D. Risk Factors” and elsewhere in this annual report. Our consolidated financial statements are prepared in conformity with U.S. GAAP.

Item 5.A. Operating Results

Overview

Xinxu is a holding company incorporated on September 11, 2017 as an exempted company under the laws of the Cayman Islands. As a holding company with no material operations of its own, Xinxu conducts substantially all of its operations through its operating subsidiaries established in China, primarily Anhui Xinxu.

We, through Anhui Xinxu, are primarily engaged in R&D, fabricating and processing, and sales and distribution of copper and copper alloy products. Our products include, but are not limited to, T2 red copper bars, T2 tin-plated copper bars, T2 copper rods, electrolytic copper and aluminum bar. In January 2024, we adjusted our sales structure by significantly reducing the volume of copper material resales, primarily electrolytic copper. This decrease was primarily the result of a strategic adjustment in our sales focus away from lower-margin products, such as electrolytic copper and traditional copper bars, toward higher-margin products, specifically soft and hard connection copper bars, which are widely used in electric vehicle battery packs. See “Item 4. Information on the Company—B. Business Overview—Our Products.” This adjustment reflects our ongoing efforts to optimize our product mix, improve overall profitability, and focus on higher-margin products. Notwithstanding the foregoing, after such strategic adjustment, electrolytic copper is still our main product, accounting for approximately 77.70%, 93.98% and 85.90%, respectively, of our total revenues for the fiscal year ended June 30, 2025, 2024 and 2023. We engage in metal casting, extruding, and drawing to fabricate finished and semi-finished copper products from copper cathode and scrap copper wires. Our products are used in a variety of applications across diversified end markets, including electronics and electrical components, telecommunications, automobiles, air conditioners, ships, metallurgy, electromechanical, transportation, building and housing, power distribution, solar energy, and other sectors across China.

We access these end markets through our direct sales force, reaching a wide variety of customers with both high and low volume demands for our products. We believe the diversity of our product portfolio, our R&D capacities and technical expertise, underpin the long-standing relationships we have with our broad customer base.

Key Factors Affecting Our Results

Our results are primarily derived from the sales of copper and copper alloy products to our customers in China. The historical performance and outlook for our business is influenced by numerous factors, including the following:

●	Fluctuations in Prices of Electrolytic Copper and Other Costs — Fluctuations in the prices of raw materials can lead to volatility in the pricing of our products, which influences the buying patterns of our customers. Because the raw material cost represents most of our total cost of sales, higher or lower raw material cost affects our gross margins. Increases in the market price of raw materials typically enable us to raise our selling prices. To a lesser extent, our gross margins and selling prices can also be impacted by the prices of other raw materials, transportation and labor.

●	Price Fluctuations Due to Cyclical Market Condition — The copper processing industry in general is characterized by cyclical market conditions. From time to time, the industry has been subject to imbalances between excess supply and a slowdown in demand, and in certain periods, resulting in declines in selling prices. In addition, capacity expansion anticipated in the copper processing industry may lead to excess capacity. Capacity expansion in the industry may be due to scheduled ramp-up of new manufacturing facilities, and any large increases in capacity because of such expansion could further drive down the selling prices of our products, which would affect our results of operations. We cannot assure you that any continuing or further decrease in selling prices or future downturns resulting from excess capacity or other factors affecting the industry will not be severe or that any such continuation, decrease or downturn would not seriously harm our business, financial condition and results of operations.

●	Market Competition — Several of our products have historically faced significant competition in China, and we believe we have successfully competed against our competitors with excellent customer service, high quality products and rapid fulfilment of customer orders. However, our business could be adversely affected by competitors who reduce prices, improve on-time delivery and take other competitive actions, which may reduce our customers’ purchases of products from us.

Results of Operations

For the Fiscal Years Ended June 30, 2025 and 2024

The following table summarizes the results of our operations for the years ended June 30, 2025 and 2024, respectively, and provides information regarding the change in dollar and percentage during such periods.

(All amounts, other than percentages, are in U.S. dollars)

	For the Fiscal Years Ended June 30,		Variance
	2025	2024	Amount	Percentage
Sales	$113,333,444	$105,874,786	$7,458,658	7.04%
Cost of sales	(109,236,120)	(101,811,921)	(7,424,199)	7.29%
Gross profit	4,097,324	4,062,865	34,459	0.85%

Operating expenses:
General and administrative	(1,608,794)	(1,763,587)	154,793	(8.78)%
Selling and marketing	(355,146)	(218,695)	(136,451)	62.39%
Research and development	(1,364,591)	(1,103,806)	(260,785)	23.63%
Impairment provision expenses	(273,437)	(63,011)	(210,426)	333.95%
Total operating expenses	(3,601,968)	(3,149,099)	(452,869)	14.38%
Operating income	$495,356	$913,766	$(418,410)	(45.79)%

Other expenses:
Interest expense, net	(472,479)	(392,415)	(80,064)	20.40%
Other income, net	1,285,837	319,950	965,887	301.89%
Total other expenses, net	813,358	(72,465)	885,823	1222.42%
Income (loss) before income taxes	$1,308,714	$841,301	$467,413	55.56%
Income tax provision	—	—	—	—%
Net income	$1,308,714	$841,301	$467,413	55.56%

Revenues

Revenues increased by approximately $7.46 million, or 7.04%, to approximately $113.33 million for the fiscal year ended June 30, 2025, from approximately $105.87 million for the fiscal year ended June 30, 2024. The increase in sales revenue is attributable to (1) the increased sales of copper bar products, which was led by the increased orders from one of our major clients due to the implementation of their new projects in both domestic and foreign markets; and (2) increased sales of products used in new energy vehicles. During the 2024 fiscal year, the Company mainly provided small trial batches to our clients. After the quality is stable and the products passed trial production, they were transitioned into mass-production projects during the 2025 fiscal year.

The following table presents disaggregated revenues for the fiscal years ended June 30, 2025 and 2024.

	June 30, 2025		June 30, 2024
	Sales Amount	As % of Sales	Sales Amount	As % of Sales
Self-Manufactured Products:
Tinned copper bar products	$8,204,848	7.24%	$1,527,551	1.44%
T2 copper bar products	16,164,606	14.26%	4,168,922	3.94%
Aluminum bar products	26,493	0.02%	125,244	0.12
Copper rods	812,146	0.72%	545,804	0.52%
Subtotal	25,208,093	22.24%	6,367,521	6.01%
Processing service	30,828	0.03%	5,341	0.01%
Resale of copper materials, primarily electrolytic copper	88,094,523	77.73%	99,501,924	93.98%
Total Revenue	113,333,444		105,874,786

Gross profit

For the fiscal years ended June 30, 2025 and 2024, our gross profit remained stable, which were $4.10 million and $4.06 million, respectively. The stability in gross profit is attributable to proportional increases in sales revenue and cost of sales. The gross profit margin in 2025 decreased by 0.22% compared to 2024, primarily because pricing for orders from new-energy vehicle manufacturers was fixed at the beginning of the year while copper-based material prices rose throughout the year, leading to higher raw material costs and a decline in the Company's gross margin. Going forward, the Company will focus on cost reduction and efficiency improvements, and will work closely with new energy vehicle manufacturer customers to align pricing mechanism with copper price fluctuations to stabilize product gross margins.

General and administrative (“G&A”) expenses

G&A expenses for the fiscal years ended June 30, 2025 and 2024 consisted of the following:

	2025	2024
Employee compensation and benefits	$961,976	$705,542
Travel and communication expenses	69,488	68,041
Consulting fees	59,445	116,828
Depreciation and amortization expenses	105,981	96,125
Entertainment	144,159	365,038
Office and miscellaneous	267,745	412,013
Total	$1,608,794	$1,763,587

G&A expenses decreased by approximately $0.15 million, or 8.78%, to approximately $1.61 million for the fiscal year ended June 30, 2025, as compared to approximately $1.76 million for the fiscal year ended June 30, 2024. The decrease in G&A expenses is attributable to strengthened oversight and control of operating expenses, such as entertainment expenses, office expenses, and repair and maintenance expenses.

Selling and marketing expenses

Selling and marketing expenses for the fiscal years ended June 30, 2025 and 2024 consisted of the following:

	2025	2024
Employee compensation and benefits	$189,117	$109,585
Travel and transportation	45,770	40,189
Shipping and packing	114,558	58,120
Entertainment	5,182	10,545
Office and miscellaneous	519	256
Total	$355,146	$218,695

Selling and marketing expenses increased by approximately $0.14 million, or 62.39%, to approximately $0.36 million for the fiscal year ended June 30, 2025, as compared to approximately $0.22 million for the fiscal year ended June 30, 2024. The increase was mainly due to the increased shipping and packing costs resulting from the increase in sales volume, and increased employee salary costs resulting from the increased number of sales representatives.

R&D expenses

R&D expenses as of June 30, 2025 and 2024 consisted of the following:

	2025	2024
Employee compensation and benefits	$881,957	$588,930
Materials	46,482	422,284
Office and miscellaneous	436,182	92,592
Total	$1,364,591	$1,103,806

R&D expenses increased by approximately $0.26 million, or 23.63%, to approximately $1.36 million for the fiscal year ended June 30, 2025, as compared to approximately $1.10 million for the fiscal year ended June 30, 2024. The increase in R&D expenses was mainly attributable to increased investment in our new energy 3D bending and powder coating (immersion) R&D projects and the increased R&D labor costs.

Interest expenses, net

Our interest expense (net) increased by approximately $0.08 million, or 20.40%, to approximately $0.47 million for the fiscal year ended June 30, 2025, from approximately $0.39 million for the fiscal year ended June 30, 2024. The increase in interest expense was mainly due to an increase in short-term borrowings from financial institutions for the fiscal year ended June 30, 2025, as compared to the fiscal year ended June 30, 2024.

Other income, net

Other income (net) increased by approximately $0.93 million, or 289.27%, to approximately $1.25 million for the fiscal year ended June 30, 2025, from approximately $0.39 million for the fiscal year ended June 30, 2024. The increase was mainly due to an increase in government grants, which were related to additional VAT deductions and reductions on new energy products received during the period.

Net other income as of June 30, 2025 and 2024 consisted of the following:

	2025	2024
Government grant	$825,799	$267,768
VAT refund	-	10,293
Financial guarantee service and bank charges	(5,507)	(66,610)
Other income	599,511	419,197
Other expenses	(137,990)	(310,698)
Total other income, net	$1,285,837	$319,950

Net income (loss)

As a result of the foregoing, we recorded net income of approximately $1.31 million for the fiscal year ended June 30, 2025 compared to a net income of approximately $0.84 million for the fiscal year ended June 30, 2024.

For the Fiscal Years Ended June 30, 2024 and 2023

The following table summarizes the results of our operations for the years ended June 30, 2024 and 2023, respectively, and provides information regarding the change in dollar and percentage during such periods.

(All amounts, other than percentages, are in U.S. dollars)

	For the Fiscal Years Ended June 30,		Variance
	2024	2023	Amount	Percentage
Sales	$105,874,786	$170,845,619	$(64,970,833)	(38.03)%
Cost of sales	(101,811,921)	(168,795,378)	66,983,457	(39.68)%
Gross profit	4,062,865	2,050,241	2,012,624	98.17%

Operating expenses:
General and administrative	(1,763,587)	(1,191,155)	(572,432)	48.06%
Selling and marketing	(218,695)	(232,514)	13,819	(5.94)%
Research and development	(1,103,806)	(531,062)	(572,744)	107.85%
Impairment provision expenses	(63,011)	(31,082)	(31,929)	102.73%
Total operating expenses	(3,149,099)	(1,985,813)	(1,163,286)	58.58%
Operating income	$913,766	$64,428	$849,338	1318.27%

Other expenses:
Interest expense, net	(392,415)	(345,042)	(47,373)	13.73%
Other income, net	319,950	39,328	280,622	713.54%
Total other expenses, net	(72,465)	(305,714)	233,249	(76.30)%
Income (loss) before income taxes	$841,301	$(241,286)	$1,082,587	(448.67)%
Income tax provision	—	(31,813)	31,813	—%
Net income	$841,301	$(273,099)	$1,114,400	(408.06)%

Revenues

Revenues decreased by approximately $64.97 million, or 38.03%, to approximately $105.87 million for the fiscal year ended June 30, 2024, from approximately $170.85 million for the fiscal year ended June 30, 2023. The decrease in revenues was primarily attributable to the shift of our sales focus away from lower-margin products, such as electrolytic copper and traditional copper bars, toward higher-margin products, specifically soft and hard connection copper bars widely used in electric vehicle battery packs. Resale of copper materials, primarily electrolytic copper, dropped significantly from January 2024 to June 2024 for the fiscal years ended June 30, 2024 and 2023. Meanwhile, the production and sales of copper bar products with comparatively higher profit margins increased for the same periods.

The following table presents disaggregated revenues for the fiscal years ended June 30, 2024 and 2023.

	June 30, 2024		June 30, 2023
	Sales Amount	As % of Sales	Sales Amount	As % of Sales
Self-Manufactured Products:
Tinned copper bar products	$1,527,551	1.44%	$13,310,058	7.79%
T2 copper bar products	4,168,922	3.94%	10,161,659	5.95%
Aluminum bar products	125,244	0.12	5,721	—
Copper rods	545,804	0.52%	601,428	0.35%
Subtotal	6,367,521	6.01%	24,078,866	14.09%
Processing service	5,341	0.01%	4,844	—%
Resale of copper materials, primarily electrolytic copper	99,501,924	93.98%	146,761,909	85.90%
Total Revenue	105,874,786		170,845,619

Gross profit

Our gross profit increased by approximately $2.01 million, or 98.17%, to approximately $4.06 million for the fiscal year ended June 30, 2024, from approximately $2.05 million for the fiscal year ended June 30, 2023. Gross profit margin was 3.84% for the fiscal year ended June 30, 2024, as compared to 1.20% for the fiscal year ended June 30, 2023. The increase in gross profit was mainly due to the shift toward higher margin products and improved cost control during the year, which led to an increase in gross profit of sales of electrolytic copper and copper bar products that are widely used in electric vehicle battery packs.

G&A expenses

G&A expenses for the fiscal years ended June 30, 2024 and 2023 consisted of the following:

	2024	2023
Employee compensation and benefits	$705,542	$532,263
Travel and communication expenses	68,041	62,236
Consulting fees	116,828	79,718
Depreciation and amortization expenses	96,125	127,870
Entertainment	365,038	251,556
Office and miscellaneous	412,013	137,512
Total	$1,763,587	$1,191,155

G&A expenses increased by approximately $0.57 million, or 48.06%, to approximately $1.76 million for the fiscal year ended June 30, 2024, as compared to approximately $1.19 million for the fiscal year ended June 30, 2023. The increase in G&A expenses was primarily due to (i) higher compensation and employee benefits resulting from the hiring of additional employees; (ii) an increase in entertainment expenses related to business expansion activities; and (iii) higher office and miscellaneous expenses, which included equipment repair and maintenance expenses during temporary suspension of the smelting furnace production line used for smelting electrolytic copper.

Selling and marketing expenses

Selling and marketing expenses for the fiscal years ended June 30, 2024 and 2023 consisted of the following:

	2024	2023
Employee compensation and benefits	$109,585	$113,807
Travel and transportation	40,189	28,288
Shipping and packing	58,120	81,789
Entertainment	10,545	6,946
Office and miscellaneous	256	1,684
Total	$218,695	$232,514

Selling and marketing expenses remained stable for the fiscal years ended June 30, 2024 and 2023.

R&D expenses

R&D expenses as of June 30, 2024 and 2023 consisted of the following:

	2024	2023
Employee compensation and benefits	$588,930	$112,187
Materials	422,284	400,886
Office and miscellaneous	92,592	17,989
Total	$1,103,806	$531,062

R&D expenses increased by approximately $0.57 million, or 107.85%, to approximately $1.10 million for the fiscal year ended June 30, 2024, as compared to approximately $0.53 million for the fiscal year ended June 30, 2023. The increase in R&D expenses was mainly due to an increase in headcount of R&D personnel for our new R&D project with respect to the copper power distribution components made of copper bars that are widely used in electric vehicle battery packs.

Interest expenses, net

Our interest expense (net) increased by approximately $0.05 million, or 13.73%, to approximately $0.39 million for the fiscal year ended June 30, 2024, from approximately $0.35 million for the fiscal year ended June 30, 2023. The increase in interest expense was mainly due to an increase in short-term borrowings from banks and individuals for the fiscal year ended June 30, 2024, as compared to the fiscal year ended June 30, 2023.

Other income, net

Other income (net) increased by approximately $0.28 million, or 713.54%, to approximately $0.32 million for the fiscal year ended June 30, 2024, from approximately $0.04 million for the fiscal year ended June 30, 2023. The increase was mainly due to (1) an increase in government grants received by us during the period; and (2) a one-time increase in revenue generated from the resale of externally sourced ternary battery powder, a key raw material used in the production of ternary lithium batteries, which are widely adopted in electric vehicles, which was non-recurring in nature and not indicative of our core operating performance.

Net other income as of June 30, 2024 and 2023 consisted of the following:

	2024	2023
Government grant	$267,768	$8,888
VAT refund	10,293	128,336
Financial guarantee service and bank charges	(66,610)	(70,600)
Other income	419,197	10,832
Other expenses	(310,698)	(38,128)
Total other income, net	$319,950	$39,328

Net income (loss)

As a result of the foregoing, we recorded net income of approximately $0.84 million for the fiscal year ended June 30, 2024 compared to a net loss of approximately $0.27 million for the fiscal year ended June 30, 2023.

Item 5.B. Liquidity and Capital Resources

Cash Flow Summary

	Fiscal Year Ended June 30, 2025	Fiscal Year Ended June 30, 2024	Fiscal Year Ended June 30, 2023
Net cash (used in) provided by operating activities	$(4,894,319)	$3,299,877	$(1,438,774)
Net cash used in investing activities	(640,480)	(2,093,112)	1,788,177
Net cash provided by (used in) financing activities	5,143,976	(654,252)	(530,559)
Effect of exchange rate changes on cash and cash equivalents	5,534	(3,295)	(8,581)
Net change in cash and cash equivalents	$(385,289)	$549,218	$(189,737)
Cash and cash equivalents, beginning of period	573,839	24,621	214,358
Cash and cash equivalents, end of period	$188,550	$573,839	$24,621

Operating Activities

Net cash used in operating activities for the fiscal year ended June 30, 2025 was approximately $4.89 million, which was primarily attributable to net income of approximately $1.31 million, adjusted for non-cash items for approximately $0.84 million and adjustments for changes in working capital approximately $7.03 million. The adjustments for changes in working capital mainly included:

(i)	a decrease in accounts receivable of approximately $0.75 million, primarily due to collection of outstanding balances;

(ii)	an increase in inventory of approximately $7.13 million due to increase in sales orders, increased production capacity, which was related to the launch of two new production lines on products widely used in new energy vehicles, and the increased market unit price of electrolytic copper;

(iii)	a decrease in accounts payable of approximately $0.89 million primarily due to the payments we made to our electrolytic copper suppliers; and

(iv)	a decrease in taxes payable of approximately $1.04 million primarily due to the decrease of the book balance of VAT payable.

Net cash provided by operating activities for the fiscal year ended June 30, 2024 was approximately $3.30 million, which was primarily attributable to a net profit of approximately $0.84 million, adjusted for non-cash items for approximately $0.46 million and adjustments for changes in working capital approximately $2 million. The adjustments for changes in working capital mainly included:

(i)	an increase in accounts receivable of approximately $5.18 million, primarily due to the fact that (a) we shifted our focus from low-margin copper resales to higher-margin copper bar products, and (b) copper bar customers — especially for use in electric vehicle battery packs — generally have longer payment terms than customers for copper materials;

(ii)	an increase in inventory of approximately $1.72 million primarily due to (a) an increase in production of the copper power distribution components made of copper bars that are widely used in electric vehicle battery packs; and (b) an increase in purchase of electrolytic copper as its market price remained at a low point during the year;

(iii)	a decrease in advances to suppliers of approximately $2.29 million, primarily related to the decrease in prepaid purchase of equipment, which was assembled and put in operation during the year;

(iv)	a decrease in other receivables of approximately $1.53 million, primarily due to the repayment of borrowings from third-party companies;

(v)	an increase in accounts payable of approximately $6.50 million, primarily due to an increase in purchase of raw materials in June 2024; and

(vi)	a decrease in other current liabilities of approximately $2.05 million, primarily due to repayment of individual borrowings and funds from third-party companies.

Net cash used in operating activities for the fiscal year ended June 30, 2023 was approximately $1.44 million, which was primarily attributable to a net loss of approximately $0.27 million, adjusted for non-cash items for approximately $0.40 million and adjustments for changes in working capital approximately $1.57 million. The adjustments for changes in working capital mainly included:

(i)	an increase in accounts receivable of approximately $4.49 million, primarily due to the increased purchase of copper materials, primarily electrolytic copper;

(ii)	a decrease in inventory of approximately $63.07 million due to the increase in sales of copper materials, primarily electrolytic copper. As the market price of electrolytic copper hit a historic low point during June 2023, we received a large volume of orders from our customers to purchase electrolytic copper. As a result, we purchased electrolytic copper from our suppliers to fulfil these orders, most of which were not delivered to customers as of June 30, 2023 and resulted in a high inventory level. As of June 30, 2023, we had electrolytic copper inventory of 7,664 tons, with book value of approximately $60.33 million. As of June 30, 2024, we delivered all such orders to our customers, which significantly reduced our inventory level. We believe this surge of inventory in June 2023 is not a seasonal or occurring event but a non-occurring event.

(iii)	an increase in advance to suppliers of approximately $4.77 million. During the fiscal year ended June 30, 2024, in order to acquire equipment for our new R&D projects related to copper power distribution components made of copper bars that are widely used in electric vehicle battery packs, we made advance payments to our equipment suppliers in the aggregate amount of approximately $3.33 million;

(iv)	a decrease in accounts payable of approximately $52.95 million primarily due to the payment we made to our electrolytic copper suppliers. During the fiscal year ended June 30, 2023, we received a large volume of orders from our customers to purchase electrolytic copper. As a result, we purchased electrolytic copper from our suppliers to fulfil these orders, which caused a significant increase in accounts payable as of June 30, 2023. As of June 30, 2024, we delivered all such orders to our customers and paid off our accounts payable to suppliers, which significantly reduced our accounts payable balance; and

(v)	a decrease in advance from customers of approximately $3.61 million primarily due to delivery of electrolytic copper to customers during the fiscal year ended June 30, 2024. During June 2023, we received a large volume of orders from our customers to purchase electrolytic copper, and some of the customers were required to pay a certain amount of advance deposit. During the fiscal year ended June 30, 2024, we delivered all orders to our customers which offset the advance payment from customers.

Investing Activities

Net cash used in investing activities was approximately $0.64 million for the fiscal year ended June 30, 2025, which was primarily attributable to the acquisition of fixed assets during the fiscal year.

Net cash used in investing activities was approximately $2.09 million for the fiscal year ended June 30, 2024, which was primarily attributable to the acquisition of fixed assets during the fiscal year.

Net cash provided by investing activities was approximately $1.79 million for the fiscal year ended June 30, 2023, which was primarily attributable to the collection of loan receivable during the 2023 fiscal year, partially offset by the acquisition of fixed assets.

Financing Activities

Net cash provided by financing activities was approximately $5.14 million for the fiscal year ended June 30, 2025, which was primarily attributable to the net proceeds received from short-term borrowings with an approximately amount of $13.51 million, the net repayments of short-term borrowings of approximately $9.38 million, net proceeds received from related parties of $7.35 million, and payments to related parties of approximately $6.34 million.

Net cash used in financing activities was approximately $0.65 million for the fiscal year ended June 30, 2024, which was primarily attributable to net proceeds received from short-term borrowings of approximately $0.51 million from bank facilities and proceeds of long-term borrowings of approximately $0.55 million from bank facilities, partially offset by net repayment to related parties of approximately $1.72 million.

Net cash used in financing activities was approximately $0.53 million for the fiscal year ended June 30, 2023, which was primarily attributable to the net proceeds of approximately $8.15 million received from short-term borrowings from bank facilities, the net repayments of short-term borrowings of approximately $6.74 million, net proceeds received from related parties of approximately $4.51 million, and payments to related parties of approximately $6.46 million.

Primary Sources and Uses of Liquidity

Our primary sources of liquidity consist of existing cash balances, cash flows from our operating activities and availability under our revolving credit facility, which is a type of committed credit facility that allows the borrower to borrow on an ongoing basis while repaying the balance in regular payments. Our ability to generate sufficient cash flow from our operating activities is primarily dependent on our sales of copper products to our customers at sufficient margins to cover fixed and variable expenses.

As of June 30, 2025, 2024 and 2023, we had cash of $188,550, $573,839 and $24,621, respectively. We believe that our current cash, cash to be generated from our operations and access to financing from our related parties will be sufficient to meet our working capital needs for at least the next twelve months. However, we do not have any amounts committed to being provided by our related party. We are also not dependent upon our initial public offering to meet our liquidity needs for the next twelve months.

Substantially all our operations are conducted in China and substantially all our revenues, expense, cash and cash equivalents are denominated in Renminbi (RMB). RMB is subject to the exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict our ability to convert RMB into U.S. Dollars.

Accounts Receivable

Accounts receivables are recognized and carried at the original invoiced amount less an estimated allowance for uncollectible accounts. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect due amounts. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on management of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and on an aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

The Company does not believe it has a material collection risk under its business model, nor does it believe that macroeconomic issues will have a negative impact on its collectability. The Company expects the business will continue to grow due to innovation and the urbanization process in China. Thus, the Company does not believe the collection issues will impact on its liquidity adversely.

Credit Facility

We mainly finance our operations through short-term revolving loans provided by a syndicate of banks, as listed in Note 10 to our financial statements included elsewhere in this annual report. As of June 30, 2025, we had 18 outstanding short-term loans provided by 14 banks, totaling RMB 94,797,143 in the aggregate, or approximately $13.23 million. As of June 30, 2024, we had 13 outstanding short-term loans provided by 11 banks, totaling RMB 65,000,000 in the aggregate, or approximately $8.94 million. As of June 30, 2023, we had ten outstanding short-term loans provided by eight banks, totaling RMB 59,600,000 in the aggregate, or approximately $8.22 million. Each of these borrowings has a term of one year and all such borrowings can be renewed, and funds can be accessed immediately when the outstanding principal and interest are repaid in full. This ensures that each loan can be repaid on time by both our working capital and the funds from the prior loans. Some of these loans have a fixed interest rate while others have a variable rate.

Capital Expenditures

Our capital expenditure consists primarily of expenditure on the purchase of fixed assets because of our business growth.

Our capital expenditures amounted to approximately $0.64 million, $2.09 million and $0.97 million for the fiscal years ended June 30, 2025, 2024 and 2023, respectively.

Contractual Obligations

There were no significant contractual obligations and commercial commitments as of June 30, 2025, 2024 and 2023, other than our short-term borrowings as disclosed under “— Credit Facility.”

Off-balance Sheet Commitments and Arrangements

There were no off-balance sheet arrangements for the fiscal years ended June 30, 2025, 2024 and 2023 that have or that in the opinion of our management are likely to have a current or future material effect on our consolidated financial condition or results of operations.

Item 5.C. Research and Development, Patents and Licenses, etc.

The Company is committed to investing in R&D activities, and currently has an R&D team consisting of 43 personnel, including 18 experienced engineers and 25 technicians.

Starting from the latter half of 2022, our R&D team has been dedicated to the R&D of soft and hard connection copper bars for use in electric vehicle battery packs. As of June 30, 2025, we launched three new production lines and commenced large-scale production and supply to our customers, enhancing our operational efficiency and capacity to meet growing demand. For the fiscal years ended June 30, 2025, 2024 and 2023, we had R&D expenses of approximately $1.36 million, $1.10 million and $0.53 million, respectively. See “Item 4. Information on the Company—B. Business Overview— Research and Development” for more information regarding our R&D.

Item. 5.D. Trend Information

Other than as disclosed in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the current fiscal year that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Item 5.E.  Critical Accounting Estimates

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements and related notes have been prepared in accordance with U.S. GAAP and have been consistently applied. The accompanying consolidated financial statements include the financial statements of the Company and its majority-owned and controlled subsidiaries. All significant inter-company transactions and balances have been eliminated upon consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and the accompanying notes. Such estimates include, but are not limited to, allowances for doubtful accounts, inventory valuation, useful lives of property, plant and equipment, intangible assets, impairment in equity investment, and income taxes related to realization of deferred tax assets and uncertain tax position. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents primarily consist of cash and deposits with financial institutions which are unrestricted as to withdrawal and use. Cash equivalents consist of highly liquid investments that are readily convertible to cash generally with original maturities of three months or less when purchased.

Revenue Recognition

The Company generates its revenues mainly from (1) sales of our own “Xinxu” brand copper products; (2) sales of copper raw materials; and (3) service fees for processing customized copper products for our customers. The Company follows Financial Accounting Standards Board (FASB) ASC 606 and accounting standards updates (“ASU”) 2014-09 for revenue recognition. On July 1, 2018, the Company early adopted ASU 2014-09, which is a comprehensive new revenue recognition model that requires revenue to be recognized in a manner to depict the transfer of goods or services to a customer at an amount that reflects the consideration expected to be received in exchange for those goods or services. The Company considers revenue realized or realizable and earned when all the five following criteria are met: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

For sales of its own brand copper products, the Company considers the purchase agreement to be the contract with a customer. As part of its consideration of the contract, the Company evaluates certain factors including the customer’s ability to pay (or credit risk). For each contract, the Company considers the promise to transfer products, each of which is distinct, to be the identified performance obligations. In determining the transaction price, the Company evaluates whether the price is subject to a refund or adjustment to determine the net consideration to which the Company expects to be entitled. The Company analyzed historical refund claims for defective products and concluded that they have been immaterial. Prices are determined based on negotiations with the Company’s customers and are not subject to adjustment. Revenue is recognized at a point in time when control of the products is transferred to the customer (i.e., when the Company’s performance obligation is satisfied at a point in time), which typically occurs at delivery acceptance by the customer. In the principal versus agent consideration, since no third party is involved in transactions, the Company is a principal.

For resale of copper raw materials, the Company considers the purchase agreement to be the contract with a customer. As part of its consideration of the contract, the Company evaluates certain factors including the customer’s ability to pay (or credit risk). For each contract, the Company considers the promise to transfer products, each of which is distinct, to be the identified performance obligations. In determining the transaction price, the Company evaluates whether the price is subject to a refund or adjustment to determine the net consideration to which the Company expects to be entitled. The Company analyzed historical refund claims for defective products and concluded that they have been immaterial. Prices are determined based on negotiations with the Company’s customers, and once determined, they are not subject to adjustment. Revenue is recognized at a point in time when control of the products is transferred to the customer (i.e., when the Company’s performance obligation is satisfied at a point in time), which typically occurs at delivery acceptance by the customer. In the principal versus agent consideration, (1) the Company is primarily responsible for fulfilling the performance obligations; (2) the Company has inventory risk before the products are transferred to the customer; and (3) the Company has discretion in establishing price for the products, and therefore, the Company is a principal.

For processing service income, the Company considers the service agreement to be the contract with a customer. The Company’s performance obligations are to process copper bars as per the customer’s requirements and transfer processed products to the customer. Prices are determined based on negotiations with the customers and are not subject to adjustment. Revenue is recognized when control of the processed products is transferred to the customer, which typically occurs at delivery acceptance. The Company is a principal since no third party is involved in satisfying the Company’s performance obligations.

Revenues are reported net of all value added taxes. As the Company’s standard payment terms are less than one year, the Company has elected the practical expedient under ASC 606-10-32-18 to not assess whether a contract has a significant financing component. The Company allocates the transaction price to each distinct product based on their relative standalone selling price.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report. Unless otherwise stated, the business address for our directors and executive officers is that of our principal executive office at 2188 Nanci First Road, Anhui Xinwu Economic Development Zone, Wanzhi Town, Wuhu County, Anhui Province, China.

Name	Age	Position with our Company
Jinchun Cheng	46	Chief Executive Officer, Chairman, and Director
Peng Wu	48	Chief Financial Officer
Zhihua Bi	45	Director
Fei Bai	49	Director
Jing Chen	59	Director
Wenzhao Liu	36	Director

The following is a brief biography of each of our executive officers and directors:

Jinchun Cheng — Chief Executive Officer and Director

Mr. Jinchun Cheng has been our director since inception, our Chief Executive Officer and Chairman since August 2022, the general manager and chairman of the board of directors of Anhui Xinxu since January 2012. He has over 20 years of experience in business management in the metal industry. From May 2002 to June 2006, he worked as a deputy general manager at Anhui Xinke New Materials Co., Ltd., a copper manufacturing company. From July 2006 to January 2012, he served as a general manager at Danyang Xinhong Metal Materials Co., Ltd., a copper trading company Mr. Xu received an associate’s degree in Mechanics from Anhui Technical College of Mechanical and Electrical Engineering in 1999.

Peng Wu — Chief Financial Officer

Mr. Peng Wu has been our Chief Financial Officer since October 2023, and the financial director of Anhui Xinxu since March 2023. Mr. Wu has over 27 years of experience in accounting and financing. He started his career as an accountant at Wuhu Hengxin Copper Industry Group Co., Ltd., a company engaged in production and sales of metal and alloy products, electrical materials, wire and cable industry, from October 1996 to July 2003. From July 2003 to March 2017, he worked as the financial manager of Anhui Xinke New Materials Co., Ltd., a copper manufacturing company. From March 2017 to October 2020, he served as the financial manager of Wuhu Chery Technology Co., Ltd., a company engaged in automotive parts and accessories manufacturing, R&D of automotive manufacturing industry. From September 2021 to February 2023, he worked as the financial manager of Anhui Chuantu Digital Technology Co., Ltd., a company engaged in new energy electric ship construction, sales, ship communication navigation operation and maintenance and information system integration services industry. He received a Bachelor of Accounting degree in accounting from Anhui Radio and Television University in 2009.

Zhihua Bi — Director

Mr. Bi has served as our director since March 2025. Mr. Bi has over 26 years of experience in the manufacturing industry. He started his career as a financial manager at Shijiazhuang No. 5 Construction Engineering Co., Ltd., a state-owned construction company, from July 1999 to February 2003. From May 2006 to May 2013, he worked as the procurement manager at Suzhou office of Nova Group, an electronic technology company. Since July 2013, he has served as the general manager of Yilite Pipe Co., Ltd., a company manufacturing and supplying metal products, where he oversees the company’s export business in the Middle East, North America and South America. Mr. Bi received his bachelor’s degree in English from Hebei Normal University in 2005. We believe that Mr. Bi is well qualified to serve as a director of our company because of his extensive experience in the manufacturing industry.

Fei Bai — Director

Mr. Bai has served as our director since March 2025. Mr. Bai has over 24 years of experiences in asset management, investment, and fund raising. From August 2022 to June 2024, Mr. Bai served as chairman of the board of directors at Wetouch Technology Inc. (“Wetouch”, Nasdaq: WETH), a specialty manufacturer of medium to large sized projected capacitive touchscreens. From July 2019 to December 2021, Mr. Bai served as the general manager of the Nanjing Branch of Seafront Century Fund Management Ltd., a company providing financial services including private fundraising and trust products. From September 2015 to June 2019, Mr. Bai served as general manager of Jiangsu Business division at Heyi Asset Management Ltd., a company providing asset management services, securities related services, and other financial services. From August 2011 to August 2015, Mr. Bai served as the vice president of sales and channel at Jiangsu Business division of Pingan Trust, a company providing trust services and other financial services. Mr. Bai received his bachelor’s degree in law from Nanjing Normal University in 2006. Mr. Bai holds a securities and fund qualification issued by the Securities Association of China since August 2015. We believe that Mr. Bai is well qualified to serve as a director of our company because of his extensive experience in asset management, investment, and fund raising.

Jing Chen — Director

Ms. Chen has served as our director since March 2025. Ms. Chen has over 38 years of experience in corporate finance and accounting. She has served as an independent director and chair of the audit committee at Bon Natural Lift Limited (Nasdaq: BON) since October 2023, and at Erayak Power Solution Group Inc. (Nasdaq: RAYA) since November 2021. From July 2023 to December 2023, she served as the Senior Partner of Li CPA LLC, a firm providing financial, corporate reporting, SEC compliance, and DSO asset valuation services. Since November 2024, she has served as the Chief Financial Officer of Yansen New Energy Technology Company Limited, a clean energy distributor and solutions provider. She has also served as the Group Vice President of Future Fintech Group Inc., a company specialized in developing and providing blockchain applications and fintech services (“Future Fintech”, Nasdaq: FTFT) since December 2020, and from May 2019 to November 2020, she served as the CFO at Future Fintech. Previously, she served as an independent director and chair of audit committee at Jin Medical International Limited. (Nasdaq: ZJYL) from August 2021 to December 2023, and at Wetouch between November 2021 and April 2025. From August 2018 to April 2019, she served as the CFO of AnZhiXinCheng (Beijing) Technology Co., Ltd., a company specialized in software development. From August 2017 to July 2018, she served as the Chief Financial Officer of Beijing Logis Technology Development Co., Ltd., (a company listed on the National Equities Exchange and Quotations Co., Ltd. of China, a Chinese over-the-counter stock trading system), a company specialized in supply chain management and systems. From June 2016 to July 2017, Ms. Chen served as Group Chief Financial Officer of Beijing AnWuYou Food Co., Ltd., a food production company. From August 2012 to May 2016, Ms. Chen served as Chief Financial Officer of Beijing DKI Investment Management Co., Ltd., an asset management and investment services company. From February 2010 to April 2012, she served as the Chief Financial Officer at Yayi International Inc. (U.S. OTCBB: YYIN), a company specialized in the production and distribution of goat milk products. From May 2009 to January 2010, she served as Chief Financial Officer at China Natural Gas, Inc. (Nasdaq: CHNG), an energy company. From December 2007 to September 208, she served as Chief Financial Officer at Origin Agritech Inc. (Nasdaq: SEED), a biotech and agricultural products company.

Ms. Chen received a Doctorate of Business Administration from Victoria University, Neuchatel, Switzerland in 2008 and an MBA degree from City University of Seattle in Washington, U.S in 2000. Ms. Chen holds Fellow Membership of CPA Australia (FCPA) and is a Member of the Chartered Institute of Management Accountants (CIMA). She is also a Senior Member of the International Financial Management (SIFM) accredited by the Ministry of Human Resources and Social Security of the PRC. We believe that Ms. Chen is well qualified to serve as a director of our company because of her extensive experience in corporate finance and accounting and the operation of public and private companies.

Wenzhao Liu — Director

Mr. Liu has served as our director since March 2025. Mr. Liu has over 13 years of experience in securities and capital markets, specializing in banking and finance. He has been a partner at Jingtian & Gongcheng, a global law firm, since April 2019. Previously, Mr. Liu was a partner at Jiangsu Fade Yongheng, a law firm in China, from July 2011 to April 2019. Mr. Liu received his master’s degree in business from Nanjing University in 2020 and his bachelor’s degree in law from Nanjing University in 2011. We believe that Mr. Liu is well qualified to serve as a director of our company because of his extensive experience in law and business, specializing in securities and capital markets.

Family Relationships

There are no family relationships, or other arrangements or understandings between or among any of the directors, executive officers or other person pursuant to which such person was selected to serve as a director or officer.

6.B. Compensation

For the fiscal year ended June 30, 2025, we have paid an aggregate of approximately RMB280,000 (US$38,360) to our executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. As of the date of this annual report, we are in compliance with all relevant laws and regulations regarding such benefits.

For the fiscal year ended June 30, 2025, no members of our board of directors received compensation in their capacity as directors. Historically, we have not paid our directors. Our independent directors, however, are entitled to receive cash compensation of $20,000 for each calendar year of service, payable in arrears on a quarterly basis, and a total of $40,000 in accrued compensation is payable to our independent directors. None of the directors are or will be entitled to receive any compensation or benefits upon termination of their directorship with the Company, except for the compensation that they have already earned for services so rendered. We will also reimburse all directors for reasonable expenses documented and incurred by them in connection with their services provided in such capacity (including travel expenses for meetings they attend in person).

Employment Agreements

Our executive officers do not have a written employment agreement with the Company; however, each of our executive officers has an employment agreement with Anhui Xinxu, one of our PRC subsidiaries.

On January 1, 2024, Mr. Jinchun Cheng, our Chief Executive Officer and director, and Anhui Xinxu entered into an employment agreement, pursuant to which he receives a monthly salary of RMB10,000 (approximately $1,376) plus performance pay and subsidies as the general manager of Anhui Xinxu. Mr. Cheng’s employment is based in Wuhu County, Anhui Province, for a term of one year from January 1, 2024 to December 31, 2024, which was renewed on January 1, 2025 under similar terms for one year ending on December 31, 2025. Mr. Cheng is entitled to participate in any benefit plans stipulated by both parties or required by the PRC laws. The employment agreement also contains customary covenants related to the suspension, modification and termination of this agreement.

On January 1, 2024, Mr. Peng Wu, our Chief Financial Officer, and Anhui Xinxu entered into an employment agreement, pursuant to which he receives a monthly salary of RMB15,000 (approximately $2,064) plus performance pay and subsidies as financial director of Anhui Xinxu. Mr. Wu’s employment is based in Wuhu County, Anhui Province, for a term of one year from January 1, 2024 to December 31, 2024, which was renewed on January 1, 2025 under similar terms for one year ending on December 31, 2025. Mr. Cheng is entitled to participate in any benefit plans stipulated by both parties or required by the PRC laws. The employment agreement also contains customary covenants related to the suspension, modification and termination of this agreement.

6.C. Board Practices

Our board of directors currently consists of five directors, including one executive director and four independent directors. We have established an Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee. We have adopted a charter for each of the three committees. Each of the committees of our board of directors shall have the composition and responsibilities described below.

Audit Committee

Jing Chen, Zhihua Bi, and Fei Bai serve as members of our Audit Committee, with Jing Chen serving as the chairwoman of the Audit Committee. Each of our Audit Committee members satisfies the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our board of directors has determined that Jing Chen possesses accounting or related financial management experience that qualifies her as an “audit committee financial expert” as defined by the rules and regulations of the SEC. Our Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our Audit Committee performs several functions, including:

●	evaluating the independence and performance of, and assesses the qualifications of, our independent auditor, and engages such independent auditor;

●	approving the plan and fees for the annual audit, quarterly reviews, tax and other audit-related services, and approves in advance any non-audit service to be provided by the independent auditor;

●	monitoring the independence of the independent auditor and the rotation of partners of the independent auditor on our engagement team as required by law;

●	reviewing the financial statements to be included in our Annual Report on Form 20-F and Current Reports on Form 6-K and reviews with management and the independent auditors the results of the annual audit and reviews of our quarterly financial statements;

●	overseeing all aspects of our systems of internal accounting control and corporate governance functions on behalf of the board;

●	reviewing and approving in advance any proposed related-party transactions and report to the full Board on any approved transactions;

●	providing oversight assistance in connection with legal, ethical and risk management compliance programs established by management and our board of directors, including Sarbanes-Oxley Act implementation, and makes recommendations to our board of directors regarding corporate governance issues and policy decisions;

●	with the assistance of management, advising the board and any other board committee if the clawback provisions of our clawback policy are triggered based upon a financial statement restatement or other financial statement change; and

●	implementing and overseeing our cybersecurity and information security policies and periodically review the policies and manage potential cybersecurity incidents.

Compensation Committee

Zhihua Bi, Jing Chen, and Fei Bai serve as members of our Compensation Committee with Zhihua Bi serving as the chairman of the Compensation Committee. All of our Compensation Committee members satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our Compensation Committee is responsible for overseeing and making recommendations to our board of directors regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices. Furthermore, our Compensation Committee also, with the assistance of management, has the authority and responsibility to, either by itself or in coordination with the Audit Committee, make any determinations and take or authorize the taking of any action contemplated by our clawback policy.

Nominating and Corporate Governance Committee

Jing Chen, Zhihua Bi, and Fei Bai serve as members of our Nominating and Corporate Governance Committee, with Fei Bai serving as the chairman of the Nominating and Corporate Governance Committee. All of our Nominating and Corporate Governance Committee members satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our Nominating and Corporate Governance Committee is responsible for identifying and proposing new potential director nominees to the board of directors for consideration and reviewing our corporate governance policies.

Duties of Directors

As a matter of Cayman Islands law, a director owes three types of duties to the company: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our amended articles of association, as amended and restated from time to time.

Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to “Item 10.B. Memorandum and Articles of Association—Comparison of Cayman Islands Corporate Law and U.S. Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Terms of Directors and Officers

Our directors are appointed by and serve at the discretion of our board of directors and the shareholders voting by ordinary resolution. Each director holds office until such time as they resign, are removed from office by ordinary resolution or otherwise ceases to be eligible to be a director of the company or have their office terminated in accordance with our MAA. The office of a director will be vacated automatically if, among other things, the director becomes bankrupt or makes any arrangement or composition with his/her creditors generally or is found to be or in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director. Our executive officers are appointed by and serve at the discretion of our board of directors.

6.D. Employees

As of June 30, 2025, 2024, and 2023, we had 235, 217, and 105 full-time employees, respectively. We have not had any sourced workers during the past three fiscal years. The following table provides a breakdown of our employees by function as of June 30, 2025.

Functions	Number	Percentage
Management	5	2.1%
Sales and Marketing Department	15	6.4%
R&D Department	43	18.3%
Administration Department	10	4.3%
Finance Department	7	2.9%
Purchasing Department	6	2.6%
Production Department	149	63.4%
Total	235	100%

Our success depends on our ability to attract, motivate, train and retain qualified personnel. We believe we offer our employees competitive compensation packages and an environment that encourages self-development and, as a result, have generally been able to attract and retain qualified personnel and maintain a stable core management team.

As required by regulations in China, we participate in various employee social security plans that are organized by local governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under Chinese law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. As of the date of this annual report, we provide social security insurance including pension, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance and housing fund plans through a PRC government-mandated benefit contribution plan for most of our employees except for those who already purchased social security insurance in their local registered residences and voluntarily choose not to be enrolled into our insurance system.

Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We believe that we maintain a good working relationship with our employees.

6.E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of the date of this annual report by our officers, directors and 5% or greater beneficial owners of ordinary shares.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

As of the date of this annual report, we had no ordinary shares outstanding that were held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Shares(2)
5% or Greater Shareholders
Sino Copper Investments Limited(3)	15,700,000	78.50%
Executive Officers and Directors
Jinchun Cheng(3)	15,700,000	78.50%
Peng Wu	—	—
Jing Chen	—	—
Zhihua Bi	—	—
Fei Bai	—	—
Wenzhao Liu	—	—
All directors and executive officers as a group (six individuals)	15,700,000	78.50%

(1)	Except as otherwise indicated below, the business address of our directors and executive officers is 2188 Nanci First Road, Anhui Xinwu Economic Development Zone, Wanzhi District, Wuhu City, Anhui Province, China.

(2)	Based on 20,000,000 ordinary shares issued and outstanding as of the date of this annual report.

(3)	Mr. Jinchun Cheng, our Chief Executive Officer and director, is the sole shareholder and director of Xinxu Holdings Limited, a British Virgin Islands corporation, which in turn, holds 100% equity interests of Sino Copper Investments Limited, a British Virgin Islands corporation, and exercises voting and dispositive power of the securities held by Sino Copper Investments Limited. The address of Sino Copper Investments Limited is c/o 2188 Nanci First Road, Anhui Xinwu Economic Development Zone, Wanzhi District, Wuhu City, Anhui Province, China.

None of our major shareholders have differing voting rights. To our knowledge, we are not directly owned or controlled by any other corporation other than the entities stated above, any foreign government, or any other natural or legal person(s) other than the natural or legal persons stated above, whether severally or jointly. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees – 6.E. Share Ownership” for a description of our major shareholders.

7.B. Related Party Transactions

Set forth below are the related party transactions of our company that occurred since the beginning of the last three fiscal years up to the date of this annual report. The transactions are identified in accordance with the rules prescribed under Form 20-F and may not be considered as related party transactions under PRC law.

Transactions with Certain Related Parties

We have adopted an audit committee charter, which requires the committee to review all related party transactions on an ongoing basis and all such transactions be approved by the audit committee.

During the fiscal years ended June 30, 2025 and 2024, the Company entered business transactions with related parties and provided working capital to or received working capital from them.

Wuhu Xinkaishun Surface Treatment Co., Ltd. (“Wuhu Xinkaishun”)

Wuhu Xinkaishun, a PRC company 70% controlled by a related party, an affiliate of Jinchun Cheng, and 30% controlled by a previous employee of Anhui Xinxu, provides tinning service to the Company. During the fiscal years ended June 30, 2025, 2024 and 2023, the transactions between the Company and Wuhu Xinkaishun amounted to $505,601, $12,834, and $111,124, respectively. As of June 30, 2025, 2024 and 2023, the Company had an advance to Wuhu Xinkaishun in the amount of nil, $82,271 and $12,868, respectively.

Wuhu Ruilian Ecological Agriculture Co., Ltd. (“Wuhu Ruilian”)

Wuhu Ruilian, a PRC company owned by the wife of Mr. Jinchun Cheng, our Chief Executive Officer, provides hospitality service to the Company. During the fiscal years ended June 30, 2025, 2024 and 2023, transactions between the Company and Wuhu Ruilian amounted to $29,313, $78,367, and $15,048, respectively. As of June 30, 2025, 2024 and 2023, the Company had advance to Wuhu Ruilian of nil, $29,100 and $9,102, respectively.

Wuhu Xinxu Logistics Co., Ltd. (“Xinxu Logistics”)

Xinxu Logistics, a PRC company 100% controlled by two employees of Anhui Xinxu, provides logistics service to the Company. During the fiscal years ended June 30, 2025, 2024 and 2023, transactions between the Company and Xinxu Logistics amounted to $7,208, $25,982 and $118,506, respectively. As of June 30, 2025 and 2024, the Company had advance to Xinxu Logistics of $0 and $7,155, respectively. As of June 30, 2023, the Company had outstanding accounts payable to Xinxu Logistics of $17,355.

Working capital provided by/to related parties

Mr. Jinchun Cheng, our Chief Executive Officer, director and principal shareholder, periodically provides working capital to support the Company’s operations when needed. As of June 30, 2025, 2024 and 2023, the Company had outstanding payable due to Jinchun Cheng with an amount of $6,217,338, $4,995,280 and $5,508,444, respectively, which were unsecured, interest-free and due on demand. During the fiscal year ended June 30, 2025, Jinchun Cheng provided $2,629,271 working capital to the Company, and the Company returned $1,471,148 to him. During the fiscal year ended June 30, 2024, he provided $2,879,360 working capital to the Company, and the Company returned $3,496,716 to him. During the fiscal year ended June 30, 2023, Jinchun Cheng provided $1,637,281 working capital to the Company, and the Company returned $4,931,733 to him.

The Company and Anhui Liangmao Renewable Resources Utilization Co., Ltd. (“Anhui Liangmao”), a PRC company controlled by an employee of Anhui Xinxu, periodically provide working capital to support each other’s operations when needed. As of June 30, 2025, 2024 and 2023, the Company had an outstanding payable due to Anhui Liangmao of nil, $148,613 and $6,757, respectively, which were unsecured, interest-free and due on demand. During the fiscal year ended June 30, 2025, Anhui Liangmao provided $1,854,650 working capital to the Company, and the Company returned $2,004,352 to Anhui Liangmao. During the fiscal year ended June 30, 2024, Anhui Liangmao provided $2,773,779 working capital to the Company, and the Company returned $2,631,076 to Anhui Liangmao. Anhui Liangmao provided $6,757 working capital to the Company during the fiscal year ended June 30, 2023.

The Company and Anhui Jingwei Recycling Co., Ltd. (“Anhui Jingwei”), a PRC company 99% controlled by a deputy general manager of Anhui Xinxu, periodically provide working capital to support each other’s operations when needed. As of June 30, 2025 and 2024, the Company had receivable due from Anhui Jingwei of $0 and $5,228, respectively. As of June 30, 2023, the Company had outstanding payable due to Anhui Jingwei of $1,285,287. Anhui Jingwei provided $1,897,620 working capital to the Company, and the Company returned $1,892,354 to Anhui Jingwei during the fiscal year ended June 30, 2025. Anhui Jingwei provided $3,275,800 working capital to the Company, and the Company returned $4,571,060 to Anhui Jingwei during the fiscal year ended June 30, 2024. Anhui Jingwei provided $2,864,703 working capital to the Company, and the Company returned $1,524,390 to Anhui Jingwei during the fiscal year ended June 30, 2023.

Related party balances

Net outstanding balances with related parties consisted of the following as of June 30, 2025, 2024 and 2023:

Accounts	Name of related party	June 30, 2025	June 30, 2024	June 30, 2023
Due from related party:
	Anhui Jingwei	$—	5,228	—
Due to related party:
	Jinchun Cheng	6,217,338	4,995,280	5,508,444
	Anhui Jingwei	—	—	1,285,287
	Anhui Liangmao	—	148,613	6,757
		$6,217,338	$5,143,893	$6,800,488

Employment Agreements

See “Item 6. Directors, Senior Management and Employees- 6.B. Compensation - Employment Agreements.”

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

The financial statements required by this item may be found at the end of this annual report, beginning on page F-1.

Legal and Administrative Proceedings

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters.

Dividends

We have never declared or paid any dividend on our ordinary shares and we do not anticipate paying any dividends on our ordinary shares in the future. We currently retain all future earnings to finance our operations and to expand our business. Our board of directors has discretion regarding whether to declare or pay dividends, subject to the MAA of our company and certain requirements of Cayman Islands law. All dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that we are able to pay our debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is paid. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

No Significant Changes

No significant changes to our financial condition have occurred since the date of the annual financial statements contained herein.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

We have applied to list our ordinary shares on the Nasdaq Capital Market under the symbol “XXC.” As of the date of this annual report, we have not completed our initial public offering and our ordinary shares are not yet trading on the Nasdaq Capital Market.

9.B. Plan of Distribution

Not Applicable.

9.C. Markets

We have applied to list our ordinary shares on the Nasdaq Capital Market under the symbol “XXC.”  As of the date of this annual report, our application is under Nasdaq review.

9.D. Selling Shareholders

Not Applicable.

9.E. Dilution

Not Applicable.

9.F. Expenses of the Issuer

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not Applicable.

10.B. Memorandum and Articles of Association

We are a Cayman Islands exempted company and our affairs are governed by our MAA, the Companies Act (Revised) of the Cayman Islands (which we refer to as the Companies Act below) and the common law of the Cayman Islands.

The following are summaries of material provisions of our MAA currently in effect and the Companies Act insofar as they relate to the material terms of our ordinary shares. A copy of the MAA is attached as Exhibit 1.1 and incorporated herein by reference.

Ordinary Shares

All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form, and are issued when registered in our register of members. Unless the directors determine otherwise, each holder of our ordinary share will not receive a certificate in respect of such ordinary share. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary share. We may not issue shares or warrants to bearer.

Dividends.  Subject to the Companies Act and any rights and restrictions of any other class or series of shares, our board of directors may, from time to time and in accordance with our MAA, declare dividends on the shares issued and authorize payment of the dividends out of our lawfully available funds. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or the share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. The “share premium account,” represents the excess of the price paid to our company on the issue of its shares over the par or “nominal” value of those shares, which is similar to the U.S. concept of additional paid in capital.

Unless provided for by the rights attached to a share, no dividend or other monies payable by us in respect of a share shall bear interest.

Voting Rights.  Holders of our ordinary shares vote as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. At any general meeting a resolution put to the vote of the meeting shall be decided by way of poll.

In the case of an equality of votes the chairman of the meeting shall not be entitled to a second or casting vote.

In accordance with our MAA, (i) an ordinary resolution is a resolution of a general meeting passed by a simple majority of votes cast by shareholders who (being entitled to do so) vote in person or by proxy at that meeting; (ii) a special resolution is a resolution of a general meeting or a resolution of a meeting of the holders of any class of shares in a class meeting duly constituted in accordance with the MAA in each case passed by a majority of votes not less than two-thirds of votes cast by shareholders who (being entitled to do so) vote in person or by proxy at that meeting; and (iii) ordinary resolutions and special resolutions may be passed by unanimous written resolution.

Under Cayman Islands law, some matters, such as amending the memorandum and articles of association, changing the name or resolving to be registered by way of continuation in a jurisdiction outside the Cayman Islands, require the approval of shareholders by a special resolution.

There are no limitations on non-residents or foreign shareholders to hold or exercise voting rights on the ordinary shares imposed by foreign law or by the MAA or other constituent documents of our company. However, no person will be entitled to vote at any general meeting or at any separate meeting of the holders of the ordinary shares unless the person is registered as of the record date for such meeting and unless all calls or other sums presently payable by the person in respect of our ordinary shares have been paid.

Alteration of Share Capital.  Subject to the Companies Act, our shareholders may, by ordinary resolution:

(a)	increase our share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

(b)	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

(c)	convert all or any of our paid up shares into stock, and reconvert that stock into paid up shares of any denomination;

(d)	sub-divide our shares or any of them into shares of an amount smaller than that fixed, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

(e)	cancel shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled or, in the case of shares without nominal par value, diminish the number of shares into which our capital is divided.

Subject to the Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, our shareholders may, by special resolution, reduce its share capital in any way.

Winding Up; Liquidation.  Upon the winding up of our company, after the full amount that holders of any issued shares ranking senior to the ordinary shares as to distribution on liquidation or winding up are entitled to receive has been paid or set aside for payment, the holders of our ordinary shares are entitled to receive any remaining assets of our company available for distribution as determined by the liquidator. The shareholders may, subject to the MAA and any other sanction required by the Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

(a)	to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and

(b)	to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

The directors have the authority to present a petition for our winding up to the Grand Court of the Cayman Islands on our behalf without the sanction of a resolution passed at a general meeting.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares.  Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 21 clear days prior to the specified time and place of payment. Any ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares.

Subject to the Companies Act and any rights for the time being conferred on the shareholders holding a particular class of shares, we may by action of our directors:

(a)	issue shares that are to be redeemed or liable to be redeemed, at our option or the shareholder holding those redeemable shares, on the terms and in the manner our directors determine before the issue of those shares;

(b)	with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and

(c)	purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase.

We may make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Companies Act, including out of any combination of capital, our profits and the proceeds of a fresh issue of shares.

When making a payment in respect of the redemption or purchase of shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorized by the terms of the allotment of those shares or by the terms applying to those shares, or otherwise by agreement with the shareholder holding those shares.

Transfer of Shares.  Subject to certain provisions in our MAA, and provided that such transfer complies with applicable rules of the SEC, the Nasdaq and federal and state securities laws of the United States, a shareholder may transfer ordinary shares to another person by completing an instrument of transfer in a common form or in a form prescribed by Nasdaq or in any other form approved by the directors, executed:

(a)	where the ordinary shares are fully paid, by or on behalf of that shareholder; and

(b)	where the ordinary shares are partly paid, by or on behalf of that shareholder and the transferee.

The transferor shall be deemed to remain the holder of an ordinary share until the name of the transferee is entered into the register of members of the Company.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share.  If the directors refuse to register a transfer of any ordinary shares, they shall within two months after the date on which the instrument of transfer was lodged with the Company send to each of the transferor and the transferee notice of the refusal.

This, however, is unlikely to affect market transactions of the ordinary shares purchased by investors in the public offering. Once the ordinary shares have been listed, the legal title to such ordinary shares and the registration details of those ordinary shares in the Company’s register of members will remain with VStock Transfer, LLC. All market transactions with respect to those ordinary shares will then be carried out without the need for any kind of registration by the directors, as the market transactions will all be conducted through the VStock Transfer, LLC.

The directors may suspend registration of the transfer of Shares at such times and for such periods, not exceeding 45 days in any calendar year, as they determine.

No Preemptive Rights. Holders of ordinary shares will have no preemptive or preferential right to purchase any securities of our company.

Variation of Rights Attaching to Shares.

Whenever our capital is divided into different classes of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Unless the terms on which a class of shares was issued state otherwise, the rights conferred on the shareholder holding shares of any class shall not be deemed to be varied by the creation or issue of further shares ranking pari passu with the existing shares of that class or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights conferred upon the holders of the shares of any class issued shall not be deemed to be varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

General Meetings.  As a Cayman Islands exempted company, we are not obligated by the Companies Act to call shareholders’ annual general meetings; accordingly, we may, but shall not be obliged to, in each year hold a general meeting as an annual general meeting. Any annual general meeting held shall be held at such time and place as may be determined by our board of directors. All general meetings other than annual general meetings shall be called extraordinary general meetings.

The directors may convene general meetings whenever they think fit. General meetings shall also be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than ten percent of the rights to vote at such general meeting in accordance with the notice provisions in the articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting for a date not later than 21 clear days’ after the date of receipt of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves within three months after the end of such period of 21 clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us.

At least 21 clear days’ notice of any general meeting shall be given to shareholders entitled to attend and vote at such meeting. The notice shall specify the place, the day and the hour of the meeting and the general nature of that business. In addition, if a resolution is proposed as a special resolution, the text of that resolution shall be given to all shareholders. Notice of every general meeting shall also be given to the directors and our auditors.

Subject to the Companies Act and with the consent of the shareholders who, individually or collectively, hold at least 90 percent of the voting rights of all those who have a right to vote at a general meeting, a general meeting may be convened on shorter notice.

A quorum shall consist of the presence (whether in person or represented by proxy) of one or more shareholders holding shares that represent not less than one-third of the outstanding shares carrying the right to vote at such general meeting.

If, within 15 minutes from the time appointed for the general meeting, or at any time during the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be cancelled. In any other case it shall stand adjourned to the same time and place seven days or to such other time or place as is determined by the directors. If a quorum is not present within fifteen minutes of the time appointed for the adjourned meeting, then the meeting shall be cancelled.

A meeting may be (a) postponed or cancelled prior to the meeting at the discretion of the directors by written notice provided to all persons entitled to attend the meeting, unless the meeting was requisitioned by shareholders or otherwise called by shareholders pursuant to the MAA; or (b) adjourned, with or without an appointed date for resumption, at any time during the meeting at the discretion of the chairman with the consent of the shareholders constituting a quorum. The chairman must adjourn a meeting if so directed by shareholders constituting a quorum at the meeting.

If a meeting is adjourned or postponed for more than seven clear days, notice of the adjourned or postponed meeting (as the case may be) shall be given in accordance with the MAA.

Anti-Takeover Provisions.  Some provisions of our MAA may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue shares at such times and on such terms and conditions as the board of directors may decide without any further vote or action by our shareholders, and provisions that restrict the ability of our shareholders to call meetings and to propose special matters for consideration at shareholder meetings.

Under the Companies Act, our directors may only exercise the rights and powers granted to them under our MAA, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company and for a proper purpose.

Exempted Company.  Xinxu is an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Comparison of Cayman Islands Corporate Law and U.S. Corporate Law

Cayman Islands companies are governed by the Companies Act and by the common law of the Cayman Islands. The Companies Act is derived, to a large extent, from the older Companies Acts of England and Wales but does not follow recent United Kingdom statutory enactments. Accordingly there are significant differences between the Companies Act and the current Companies Act of the UK. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property, and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a combined company and the vesting of the undertaking, property and liabilities of such companies in the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with, among other documents, a declaration as to the solvency of the consolidated or surviving company, a declaration of the assets and liabilities of each constituent company, and (unless the surviving or consolidated company is to be a non-Cayman Islands company) an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman Islands parent company and its Cayman Islands subsidiary or subsidiaries does not require authorization by a resolution of shareholders if a copy of the plan of merger is given to every member of each subsidiary company to be merged unless the member agrees otherwise. For this purpose, a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest of a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Except in certain limited circumstances, a shareholder of a Cayman Islands constituent company is entitled to payment of the fair value of his or her shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting from a merger or consolidation, providing the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of such dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, except for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement. Any such arrangement must be approved by (a) a majority in number of the creditors or each class of creditors, as the case may be, with whom the arrangement is to be made, and who must, in addition, represent seventy-five percent in value of the creditors or each such class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose and (b) seventy-five percent in value of the shareholders or each class of shareholders, as the case may be, with whom the arrangement is to be made that are present and voting either in person or by proxy at a meeting, convened for that purpose, as applicable. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

(a)	the court’s directions and the statutory provisions as to the required majority vote have been met;

(b)	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

(c)	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

(d)	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule, a derivative action may not be brought by a minority shareholder. However, based on English law authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto, which limits the circumstances in which a shareholder may bring a derivative action on behalf of the company or personal action to claim loss which is reflective of loss suffered by the company) which permit a minority shareholder to commence a class action against, or derivative actions in the name of, a company to challenge the following:

(a)	a company act or proposes to act illegally or ultra vires y and is therefore incapable of ratification by the shareholders;

(b)	an irregularity in the passing of a resolution which requires a qualified majority;

(c)	an act purporting to abridge or abolish the individual rights of a member; and

(d)	an act which constitutes a “fraud on the minority” where the wrongdoers are themselves in control of the company.

In the case of a company (not being a bank) having its share capital divided into shares, the Grand Court may, on the application of members holding not less than one fifth of the shares of the company in issue, appoint an inspector to examine the affairs of the company and to report thereon in such manner as the Grand Court shall direct.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Our MAA provides, to the extent permitted by law, we shall indemnify each existing or former secretary, director (including alternate director), and any of our other officers and their personal representatives against:

(a)	all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director (including alternate director), secretary’s or officer’s duties, powers, authorities or discretions; and

(b)	without limitation to paragraph (a) above, all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of their own actual fraud, willful default or willful neglect.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, our offer letters to our independent directors and our employment agreements with our executive officers provide such persons with additional indemnification beyond that provided in our MAA.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware General Corporation Law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company owes three types of duties to the company: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, and care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our MAA, as amended and restated from time to time. We have the right to seek damages if a duty owed by any of our directors is breached.

Under statute, our directors are subject to a number of statutory obligations, which provisions prescribe penalties for breach. The most serious of these involves dishonesty or the authorizing of illegal payments and carry both criminal and civil penalties. By way of example, material statutory provisions attracting penalties include where (1) the director willfully authorizes or permits any distribution or dividend in contravention of the Companies Act; (ii) where the director knowingly or willfully authorizes or permits any payment out of capital by a company for a redemption or purchase of its own shares when the company is insolvent; (iii) where there has been a failure to maintain the books of account, minutes of meetings, or the company’s statutory registers of members, beneficial ownership, mortgages and charges, or directors (which includes alternate directors); (iv) where there has been a failure to provide information or access to documents to specified persons as required by the Companies Act; and (v) where the director makes or authorizes a false annual return to the Registrar of Companies.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent in its certificate of incorporation. Our amended and restated articles of association provide that shareholders may not approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual general meeting, provided it complies with the notice provisions in the governing documents. An extraordinary general meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our MAA provides that general meetings shall be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than 10 percent of the rights to vote at such general meeting in accordance with the notice provisions in the articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting for a date not later than twenty-one clear days’ after the date of receipt of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves within three months after the end of such period of twenty-one clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us. Our MAA provides no other right to put any proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the Companies Act but our MAA does not provide for cumulative voting. As a result, our shareholders are not afforded any fewer protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Subject to the provisions of our MAA (which include the removal of a director by ordinary resolution), the office of a director may be terminated forthwith if (a) he is prohibited by the laws of the Cayman Islands from acting as a director, (b) he is made bankrupt or makes an arrangement or composition with his creditors generally, (c) he resigns his office by notice to us, (d) he only held office as a director for a fixed term and such term expires, (e) in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director, (f) he is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director), (g) he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise, or (h) without the consent of the other directors, he is absent from meetings of directors for continuous period of six months.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute in its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although the Companies Act does not regulate transactions between a company and its significant shareholders, the directors of the company are required to comply with fiduciary duties which they owe to the company under Cayman Islands law, including the duty to ensure that, in their opinion, such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under the Companies Act and our MAA, our company may be wound up by a special resolution of our shareholders or if the winding up is initiated by our board of directors, by either a special resolution of our members or, if our company is unable to pay its debts as they fall due, by an ordinary resolution of our members. In addition, a company may be wound up by an order of the courts of the Cayman Islands. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under the Companies Act and our MAA, if our share capital is divided into more than one class of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our MAA, our MAA may only be amended with a special resolution of our shareholders.

Anti-Money Laundering — Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering, we are required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity and source of funds. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In some cases the directors may be satisfied that no further information is required since an exemption applies under the Anti-Money Laundering Regulations (Revised) of the Cayman Islands, as amended and revised from time to time (the “Regulations”). Depending on the circumstances of each application, a detailed verification of identity might not be required where:

(a)	the subscriber makes the payment for their investment from an account held in the subscriber’s name at a recognized financial institution; or

(b)	the subscriber is regulated by a recognized regulatory authority and is based or incorporated in, or formed under the law of, a recognized jurisdiction; or

(c)	the application is made through an intermediary which is regulated by a recognized regulatory authority and is based in or incorporated in, or formed under the law of a recognized jurisdiction and an assurance is provided in relation to the procedures undertaken on the underlying investors.

For the purposes of these exceptions, recognition of a financial institution, regulatory authority or jurisdiction will be determined in accordance with the Regulations by reference to those jurisdictions recognized by the Cayman Islands Monetary Authority as having equivalent anti-money laundering regulations.

In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any payment to a shareholder if our directors or officers suspect or are advised that the payment to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects, or has reasonable grounds for knowing or suspecting, that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Act (Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised) of the Cayman Islands if the disclosure relates to criminal conduct or money laundering or (ii) a police constable or a nominated officer (appointed in accordance with the Proceeds of Crime Act (Revised) of the Cayman Islands), or the Financial Reporting Authority, pursuant to the Terrorism Act (Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report will not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Data Protection — Cayman Islands

We have certain duties under the Data Protection Act (Revised) of the Cayman Islands (the “DPA”) based on internationally accepted principles of data privacy.

Privacy Notice

Introduction

This privacy notice puts our shareholders on notice that through your investment in the Company you will provide us with certain personal information which constitutes personal data within the meaning of the DPA (“personal data”).

In the following discussion, the “Company” refers to us and our affiliates and/or delegates, except where the context requires otherwise.

Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities of on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPA, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPA or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in the Company, this will be relevant for those individuals and you should transmit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How the Company May Use a Shareholder’s Personal Data

The Company, as the data controller, may collect, store and use personal data for lawful purposes, including, in particular:

(i)	where this is necessary for the performance of our rights and obligations under any purchase agreements;

(ii)	where this is necessary for compliance with a legal and regulatory obligation to which we are subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or

(iii)	where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the United States, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the DPA.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

10.C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

10.D. Exchange Controls

Cayman Islands

There are currently no exchange control regulations in the Cayman Islands applicable to us or our shareholders.

The PRC

The principal regulations governing foreign currency exchange in China are the Administrative Regulations on Foreign Exchange of the People’s Republic of China, or the Foreign Exchange Administrative Regulation, which was promulgated by the State Council on January 29, 1996, which became effective on April 1, 1996 and was subsequently amended on January 14, 1997 and August 5, 2008 and the Administrative Regulations on Foreign Exchange Settlement, Sales and Payment which was promulgated by the People’s Bank of China, or the PBOC, on June 20, 1996 and became effective on July 1, 1996. Under these regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from State Foreign Exchange Administration of the People’s Republic of China, or the SAFE, by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items such as the repayment of foreign currency-denominated loans, direct investment overseas and investments in securities or derivative products outside of the PRC. FIEs are permitted to convert their after-tax dividends into foreign exchange and to remit such foreign exchange out of their foreign exchange bank accounts in the PRC.

On March 30, 2015, SAFE promulgated the Notice on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or the SAFE Circular 19, which took effect on June 1, 2015. According to SAFE Circular 19, the foreign currency capital contribution to an FIE in its capital account may be converted into RMB on a discretional basis.

On June 9, 2016, the SAFE promulgated the Circular on Reforming and Regulating Policies on the Management of the Settlement of Foreign Exchange of Capital Accounts, or the SAFE Circular 16. The SAFE Circular 16 unifies the discretional foreign exchange settlement for all the domestic institutions. The Discretional Foreign Exchange Settlement refers to the foreign exchange capital in the capital account which has been confirmed by the relevant policies subject to the discretional foreign exchange settlement (including foreign exchange capital, foreign loans and funds remitted from the proceeds from the overseas listing) can be settled at the banks based on the actual operational needs of the domestic institutions. The proportion of Discretional Foreign Exchange Settlement of the foreign exchange capital is temporarily determined as 100%. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties in accordance with the Foreign Exchange Administrative Regulation and relevant provisions.

Furthermore, SAFE Circular 16 stipulates that the use of foreign exchange incomes of capital accounts by FIEs shall follow the principles of authenticity and self-use within the business scope of the enterprises. The foreign exchange incomes of capital accounts and capital in RMB obtained by the FIE from foreign exchange settlement shall not be used for the following purposes: (i) directly or indirectly used for the payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or financial schemes other than bank guaranteed products unless otherwise provided by relevant laws and regulations; (iii) used for granting loans to non-affiliated enterprises, unless otherwise permitted by its business scope; and (iv) used for the construction or purchase of real estate that is not for self-use (except for the real estate enterprises).

10.E. Taxation

The following discussion of material Cayman Islands, PRC and United States federal income tax consequences of an investment in Xinxu’s ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in Xinxu’s ordinary shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of the Shares, as the case may be, nor will gains derived from the disposal of the Shares be subject to Cayman Islands income or corporation tax.

We have been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, have received an undertaking dated April 11, 2022 from the Financial Secretary of the Cayman Islands in the following form:

The Tax Concessions Law
(Revised)
Undertaking as to Tax Concessions

In accordance with the Tax Concessions Law, the with the following undertaking is given to Xinxu Copper Industry Technology Limited:

(a)	that no Law which is hereafter enacted in the Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations; and

(b)	in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

(i)	on or in respect of the shares, debentures or other obligations of the Company; or

(ii)	by way of the withholding in whole or part, of any relevant payment as defined in the Tax Concessions Law.

These concessions shall be for a period of 20 years from the date of the undertaking.

People’s Republic of China Taxation

Under the EIT Law, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income as well as tax reporting obligations. Under the Implementation Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

In addition, State Administration of Taxation (SAT) Circular 82 issued in April 2009 specifies that certain offshore-incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if all of the following conditions are met: (a) senior management personnel and core management departments in charge of the daily operations of the enterprises have their presence mainly in the PRC; (b) their financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) major assets, accounting books and company seals of the enterprises, and minutes and files of their board’s and shareholders’ meetings are located or kept in the PRC; and (d) half or more of the enterprises’ directors or senior management personnel with voting rights habitually reside in the PRC. Further to SAT Circular 82, the SAT issued Announcement of the State Administration of Taxation on Printing and Distributing the Administrative Measures for Income Tax on Chinese-controlled Resident Enterprises Incorporated Overseas (Trial Implementation) (the “SAT Bulletin 45”) on July 27, 2011, which took effect on September 1, 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on PRC resident enterprise status and administration on post-determination matters. If the PRC tax authorities determine that Xinxu Copper Industry Technology Limited is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, Xinxu Copper Industry Technology Limited may be subject to enterprise income tax at a rate of 25% with respect to its worldwide taxable income. Also, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ordinary shares and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our shares or ordinary shares.

It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. See “Item 3. Key Information—D. Risk Factors — Risk Factors Related to Doing Business in China — If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

The SAT and the MOF issued the Notice of Ministry of Finance and State Administration of Taxation on Several Issues relating to Treatment of Corporate Income Tax Pertaining to Restructured Business Operations of Enterprises (the “SAT Circular 59”) in April 2009, which became effective on January 1, 2008. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, which became effective on December 1, 2017 and was amended on June 15, 2018 (the “SAT Circular 37”). By promulgating and implementing the SAT Circular 59 and the SAT Circular 37, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-PRC resident enterprise.

Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Tax Arrangement, where a Hong Kong resident enterprise which is considered a non-PRC tax resident enterprise directly holds at least 25% of a PRC enterprise, the withholding tax rate in respect of the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%, subject to approval of the PRC local tax authority. Pursuant to the Circular of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements (“Circular 81”), a resident enterprise of the counter-party to such Tax Arrangement should meet all of the following conditions, among others, in order to enjoy the reduced withholding tax under the Tax Arrangement: (i) it must take the form of a company; (ii) it must directly own the required percentage of equity interests and voting rights in such PRC resident enterprise; and (iii) it should directly own such percentage of capital in the PRC resident enterprise anytime in the 12 consecutive months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, or the Administrative Measures, which became effective in November 2015, requires that the non-resident taxpayer shall determine whether it may enjoy the treatments under relevant tax treaties and file the tax return or withholding declaration subject to further monitoring and oversight by the tax authorities. Accordingly, Xinxu Copper Industry Technology Limited may be able to enjoy the 5% withholding tax rate for the dividends it receives from WFOE, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

Material United States Federal Income Tax Considerations

The following is a discussion of certain material United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ordinary shares by a U.S. Holder, as defined below, that acquires our ordinary shares in our initial public offering and holds our ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based on existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships (or other entities treated as partnerships for United States federal income tax purposes) and their partners, tax-exempt organizations (including private foundations)), investors that are subject to the applicable financial statement accounting rules of Section 451(b) of the Code, investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 5% or more of our voting shares, investors that hold their ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction), or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any tax laws other than the United States federal income tax laws, including any state, local, alternative minimum tax or non-United States tax considerations, or the Medicare tax on unearned income. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our ordinary shares are urged to consult their tax advisors regarding an investment in our ordinary shares.

The discussion set forth below is addressed only to U.S. Holders that purchase ordinary shares in our initial public offering. Prospective purchasers are urged to consult their own tax advisors about the application of U.S. federal income tax law to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our ordinary shares.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, distributions of cash or other property made by us to you with respect to the ordinary shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares, including the effects of any change in law after the date of this annual report.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the ordinary shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ordinary shares for more than one year, you may be eligible for reduced tax rates on any such capital gains. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company

A non-U.S. corporation is considered a PFIC for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the shares. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in our initial public offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our ordinary shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in our initial public offering) on any particular quarterly testing date for purposes of the asset test.

We must make a separate determination each year as to whether we are a PFIC. Depending on the amount of cash we raise in our initial public offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes because we consolidate their operating results in our consolidated financial statements. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our ordinary shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our ordinary shares and the amount of cash we raise in our initial public offering. Accordingly, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in our initial public offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our ordinary shares from time to time and the amount of cash we raise in our initial public offering) that may not be within our control. If we are a PFIC for any year during which you hold ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ordinary shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ordinary shares.

If we are a PFIC for your taxable year(s) during which you hold ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary shares cannot be treated as capital, even if you hold the ordinary shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the first taxable year during which you hold (or are deemed to hold) ordinary shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of such taxable year over your adjusted basis in such ordinary shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the ordinary shares are regularly traded on Nasdaq and if you are a holder of ordinary shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold ordinary shares in any taxable year in which we are a PFIC, you will be required to file IRS Form 8621 in each such year and provide certain annual information regarding such ordinary shares, including regarding distributions received on the ordinary shares and any gain realized on the disposition of the ordinary shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our ordinary shares, then such ordinary shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such ordinary shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the ordinary shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your ordinary shares for tax purposes.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our ordinary shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our ordinary shares and proceeds from the sale, exchange or redemption of our ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ordinary shares.

10.F. Dividends and Paying Agents

Not Applicable.

10.G. Statement by Experts

Not Applicable.

10.H. Documents on Display

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers, and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F within four months after the end of each fiscal year, which is October 31, 2025. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

10.I. Subsidiary Information

Not Applicable.

10.J. Annual Report to Security Holders

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

All our revenues and substantially all our expenses are denominated in RMB. Our financial information uses RMB as the functional currency has been translated into U.S. dollars in our consolidated financial statements. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk.

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. The PRC government allowed the RMB to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Over the last three years, the U.S. dollar has appreciated against the RMB, rising from approximately 6.7 to a peak of around 7.35, and has recently stabilized in the 7.11 – 7.13 range. The trend reflects a mix of global economics, China policy, and easing intervention — moving from relative stability to mild depreciation. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and it is difficult to predict whether the Renminbi will appreciate or depreciate significantly in value against the U.S. dollar in the future. It is also difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us.

Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices. Our market risk exposure is generally limited to those risks that arise in the normal course of business, as we do not engage in speculative, non-operating transactions, nor do we utilize financial instruments or derivative instruments for trading purposes.

Commodity Price Risk

Our revenue is exposed to the market risk of price fluctuations related to the sale of our copper products. Prices for the copper products that we sell are generally determined by market forces. These prices may be influenced by factors such as supply and demand, production costs (including the costs of our raw materials) and global and domestic economic growth. Adverse changes in any of these factors may reduce the revenue that we receive from the sale of our copper products. Our costs are also exposed to fluctuations in prices for the purchase, processing and production of copper and other raw material inputs. Historically, we have generally been able to pass along price increases to our customers; however, we may be unable to do so in the future. We do not engage in commodity price hedging activities.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

None.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

We do not have any material defaults, dividend arrearages or delinquencies.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A - D. Material Modifications to the Rights of Security Holders

There have been no material modifications to the rights of our shareholders.

14.E. Use of Proceeds

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

(b)	Management’s Report on Internal Control Over Financial Reporting

We did not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for new public companies.

(c)	Attestation Report of the Company’s Registered Public Accounting Firm

We did not include an attestation report of the company’s registered public accounting firm in this annual report on Form 20-F due to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies” which we also are, are not required to provide the auditor attestation report.

(d)	Changes in Internal Control over Financial Reporting

Other than those disclosed above, there were no changes in our internal controls over financial reporting during our fiscal year ended June 30, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Jing Chen, Zhihua Bi, and Fei Bai. Our board of directors has determined that Jing Chen possesses accounting or related financial management experience that qualifies her as an “audit committee financial expert” as defined by the rules and regulations of the SEC.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to all of our directors, executive officers and employees. Our Code of Ethics is attached as Exhibit 11.1 to this annual report. You are able to review these documents by accessing our public filings at the SEC’s website at www.sec.gov.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Fortune CPA, Inc, our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	Fiscal Year Ended June 30, 2025	Fiscal Year Ended June 30, 2024
Audit fees(1)	$210,000	$210,000
Audit-related fees(2)	$—	$—
Tax fees(3)	$—	$—
All other fees(4)	$—	$—

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.
(2)	“Audit-related fees” means the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit fees” above.
(3)	“Tax fees” means the aggregate fees billed for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.
(4)	“All other fees” means the aggregate fees billed for professional services rendered by our principal auditors other than the professional services reported under “audit fees”, “audit-related fees” and “tax fees”.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our principal auditors, including audit services, audit-related services, and other services as described above, other than those for de minimis services which are approved by the audit committee or our board of directors prior to the completion of the services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

Rule 5635(c) of the Nasdaq Rules requires a Nasdaq-listed company to obtain its shareholders’ approval of all equity compensation plans, including stock plans, and any material amendments to such plans. Rule 5615 of the Nasdaq Rules permits a foreign private issuer like our company to follow home country practice in certain corporate governance matters. Currently, we do not plan to rely on home country practice with respect to our corporate governance matters. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq listing standards applicable to U.S. domestic issuers.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. Insider Trading Policies

On September 30, 2025, we adopted an insider trading policy and procedures governing the purchase, sale, and/or other dispositions of our securities by directors, officers and employees, which are reasonably designed to promote compliance with insider trading laws, rules and regulations, and applicable Nasdaq listing standards (the “Insider Trading Policy”).

The foregoing description of the Insider Trading Policy does not purport to be complete and is qualified in its entirety by the terms and conditions of the Insider Trading Policy, a copy of which is attached hereto as Exhibit 11.2 and is incorporated herein by reference.

Item 16K. Cybersecurity

The Company has established and maintains a cybersecurity risk management policy, mainly comprising procedures and regulations for identifying, assessing, and managing material risks from cybersecurity threats and designed to protect the confidentiality, integrity, and availability of our critical systems and information. This policy is managed and enforced internally. Our information technology specialists are tasked with the supervision and management of networks and websites.

We track and log security incidents across our company to remediate and resolve any such incidents. Significant incidents, if any, shall be reviewed by Chief Executive Officer, with the assistance from our information technology specialist, to assess and determine its materiality or potentiality of becoming material. Our Chief Executive Officer makes the final materiality determinations and disclosure and other compliance decisions.

The audit committee is responsible for overseeing cybersecurity and monitoring risks.

As of the date of this annual report, there are no significant cybersecurity threats known to materially affect or are reasonably likely to materially affect the Company, including its business strategy, financial condition, or operational results.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-31.

ITEM 19. EXHIBITS

Exhibit Number	Description of Documents
1.1*	Second Amended and Restated Articles of Association of the Registrant, as currently in effect
2.1*	Description of Securities
2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-278407), as amended, initially filed with the Securities and Exchange Commission on April 1, 2024)
4.1	English Translation of Loan Agreement and Renewal Loan Agreement between Anhui Xinxu New Materials Co., Ltd. and Wuhu Wanzhi Local Financial Regulatory Bureau, dated June 11, 2021 and June 11, 2023, respectively (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-278407), as amended, initially filed with the Securities and Exchange Commission on April 1, 2024)
4.2*	English Translation of Renewal Loan Agreement between Anhui Xinxu New Materials Co., Ltd. and Wuhu Wanzhi Local Financial Regulatory Bureau, dated June 11, 2025.
4.3	English Translation of Form Purchase Agreement (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-278407), as amended, initially filed with the Securities and Exchange Commission on April 1, 2024)
4.4#	English Translation of Form of Labor Contract between Anhui Xinxu New Materials Co., Ltd. and certain executive officers of the Registrant (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-278407), as amended, initially filed with the Securities and Exchange Commission on April 1, 2024)
8.1*	List of Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-278407), as amended, initially filed with the Securities and Exchange Commission on April 1, 2024)
11.2*	Insider Trading Policy
12.1*	Certificate of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act
12.2*	Certificate of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act
13.1**	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of King & Wood Mallesonss
15.2*	Consent of Ogier (Cayman) LLP
97.1*	Clawback Policy of the Registrant
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.
**	Furnished herewith.
#	Indicates a management contract or any compensatory plan, contract or arrangement.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Xinxu Copper Industry Technology Limited

/s/ Jinchun Cheng
	Name:	Jinchun Cheng
	Title:	Chief Executive Officer

Date: November 17, 2025

[INDEX TO CONSOLIDATED FINANCIAL STATEMENTS]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Xinxu Copper Industry Technology Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Xinxu Copper Industry Technology Limited (“the Company”) as of June 30, 2025 and 2024, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended June 30, 2025, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has negative cash flow from operating activities, negative working capital, , and accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Going Concern

As described further in Note 2 to the consolidated financial statements, the Company has negative cash flow from operating activities due to the significant purchase of inventory, and accumulated deficit that raise substantial doubt about its ability to continue as a going concern.

We determined the Company’s ability to continue as a going concern is a critical audit matter due to the estimation and uncertainty regarding the Company’s future cash flows and the risk of bias in management’s judgments and assumptions in estimating these cash flows.

Our audit procedures related to the Company’s assertion on its ability to continue as a going concern included the following, among others:

We reviewed the Company’s working capital and liquidity ratios, inventory purchasing plan, and uses and sources of cash used in management’s assessment of whether the Company has sufficient liquidity to fund operations for at least one year from the financial statement issuance date. This testing included inquiries with management, the Company’s financing arrangements in place as of the report date, market and industry factors and consideration of the Company’s relationships with its financing partners.

/s/ Fortune CPA, Inc

We have served as the Company’s auditor since 2023.

Garden Grove, CA

November 17, 2025

PCAOB # 6901

XINXU COPPER INDUSTRY TECHNOLOGY LIMITED
CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2025 AND 2024
(IN U.S. DOLLARS, EXCEPT SHARE DATA)

	2025	2024
ASSETS
Current assets:
Cash	$188,550	$573,839
Notes receivable	107,231	—
Accounts receivable, net	9,300,479	9,883,308
Inventories	17,320,746	9,994,516
Advances to suppliers, net	2,918,042	3,878,727
Advances to suppliers, related parties	—	118,527
Prepaid IPO costs	1,687,631	1,165,782
Other receivables	111,804	652,700
Due from related parties	—	5,228
Total current assets	31,634,483	26,272,627
Property and equipment, net	4,361,772	4,118,937
Land use rights	729,879	737,260
Deferred tax assets	476,283	469,493
Long-term deferred expenses	115,457	209,461
TOTAL ASSETS	$37,317,874	$31,807,778

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	$14,049,800	$9,749,285
Accounts payable	7,246,441	8,026,193
Accounts payable, related parties	—	26,489
Accrued payroll expenses	1,323,766	1,000,545
Other payables	1,328,175	792,292
Due to related parties	6,217,338	5,143,893
Advances from customers	5,459	300,813
Tax payable	786,852	1,806,920
Total current liabilities:	30,957,830	26,846,430
Non-current liabilities:
Deferred revenue	128,575	130,086
Government loan	1,116,757	1,100,837
TOTAL LIABILITIES	32,203,162	28,077,353

COMMITMENTS AND CONTINGENCIES

Shareholders’ Equity:
Ordinary shares: HK$0.0005, or $0.00006375 par value, 780,000,000 shares authorized, 20,000,000 shares issued and outstanding	1,275	1,275
Additional paid-in capital	2,798,895	2,798,895
Special reserve	2,686,899	2,686,899
Statutory reserve	—	—
Retained earnings (accumulated deficit)	154,802	(1,153,912)
Accumulated other comprehensive loss	(527,159)	(602,732)
TOTAL SHAREHOLDERS’ EQUITY	5,114,712	3,730,425
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$37,317,874	$31,807,778

The accompanying notes are an integral part of these consolidated financial statements.

XINXU COPPER INDUSTRY TECHNOLOGY LIMITED
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED JUNE 30, 2025, 2024 AND 2023
(IN U.S. DOLLARS, EXCEPT SHARE DATA)

	2025	2024	2023
Revenue	$113,333,444	$105,874,786	$170,845,619
Cost of revenue	(109,236,120)	(101,811,921)	(168,795,378)
Gross profit	4,097,324	4,062,865	2,050,241

Operating expenses:
General and administrative	(1,608,794)	(1,763,587)	(1,191,155)
Selling and marketing	(355,146)	(218,695)	(232,514)
Research and development	(1,364,591)	(1,103,806)	(531,062)
Impairment provision expenses	(273,437)	(63,011)	(31,082)
Total operating expenses	(3,601,968)	(3,149,099)	(1,985,813)
Operating income	$495,356	$913,766	$64,428

Other expenses:
Interest expense, net	(472,479)	(392,415)	(345,042)
Other income, net	1,285,837	319,950	39,328
Total other income (expenses), net	813,358	(72,465)	(305,714)

Income (loss) before income taxes	1,308,714	841,301	(241,286)

Income tax provision	—	—	(31,813)
Net income (loss)	$1,308,714	$841,301	$(273,099)

Other comprehensive loss:
Foreign currency translation adjustment	75,573	(13,139)	(320,556)
Total comprehensive income (loss)	$1,384,287	$828,162	$(593,655)
Earnings per share attributable to common shareholders:
Basic and diluted net income (loss) per share	$0.07	$0.04	(0.01)
Weighted average number of shares outstanding
Basic and Diluted	20,000,000	20,000,000	20,000,000

The accompanying notes are an integral part of these consolidated financial statements.

XINXU COPPER INDUSTRY TECHNOLOGY LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED JUNE 30, 2025, 2024 AND 2023
(IN U.S. DOLLARS, EXCEPT SHARE DATA)

	Shares	Amount	Additional paid-in capital	Special reserve	Statutory reserve	Retained earnings (accumulated deficit)	Accumulated other comprehensive loss	Total shareholders’ (deficit) equity
Balance as of June 30, 2022	100,000	1,275	2,798,895	2,686,899	(1,722,115)	(1,722,115)	(269,038)	3,495,916
Foreign currency translation loss							(320,556)	(320,556)
Net loss					(273,099)	(273,099)		(273,099)
Balance as of June 30, 2023	20,000,000	1,275	2,798,895	2,686,899	—	(1,995,214)	(589,594)	2,902,262
Foreign currency translation loss							(13,139)	(13,139)
Net loss					—	841,301		841,301
Balance as of June 30, 2024	20,000,000	1,275	2,798,895	2,686,899	—	(1,153,912)	(602,732)	3,730,425

Foreign currency translation income							75,573	75,573
Net income						1,308,714		1,308,714
Balance as of June 30, 2025	20,000,000	1,275	2,798,895	2,686,899	—	154,802	(527,159)	5,114,712

The accompanying notes are an integral part of these consolidated financial statements.

XINXU COPPER INDUSTRY TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2025, 2024 AND 2023

(IN U.S. DOLLARS)

	2025	2024	2023
Cash Flows from Operating Activities:
Net income	$1,308,714	$841,301	(273,099)
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	475,902	339,279	260,399
Loss on disposal of property, plant and equipment	515	—	—
Deferred tax assets	—	—	(4,447)
Deferred revenue	(3,368)	(3,363)	(3,514)
Long-term deferred expenses	96,351	(129,051)	(77,434)
Provision (reversal) adjustment for accounts receivable	(32,640)	64,307	31,082
Provision (reversal) adjustment for advance to suppliers	307,463	(180,009)	—
Provision adjustment for inventory	—	92,968	—
Other current assets	—	273,453	194,745
Changes in operating assets and liabilities:
Accounts receivable, net	753,301	(5,180,029)	(4,488,893)
Accounts receivable, related parties		1,097	(1,140)
Notes receivable	(106,477)	—	—
Inventories	(7,131,218)	(1,723,721)	63,072,967
Prepaid IPO costs	(501,440)	(111,195)	5,984
Advances to suppliers	702,170	2,285,041	(4,765,310)
Advances to suppliers, related parties	119,396	(97,172)	(21,903)
Other receivables	546,468	1,533,269	(1,914,221)
Accounts payable	(889,531)	6,504,938	(52,953,525)
Accounts payable, related parties	(26,683)	(13,266)	3,423
Accrued payroll expenses	306,581	292,877	178,952
Other payables	532,945	(2,052,554)	2,402,671
Advance from customers	(297,597)	172,402	(3,607,657)
Tax payable	(1,038,848)	389,305	522,146
Net cash (used in) provided by operating activities	(4,877,996)	3,299,877	(1,438,774)

Cash Flows from Investing Activities:
Acquisition of property, plant and equipment	(640,480)	(2,093,112)	(971,723)
Collection of loan receivable			2,759,900
Net cash used in investing activities	(640,480)	(2,093,112)	1,788,177

Cash Flows from Financing Activities:
Proceeds from short-term borrowings	13,514,825	10,256,339	8,154,050
Repayments on short-term borrowings	(9,384,536)	(9,744,214)	(6,737,517)
Proceeds from long-term payables		553,649
Proceeds from related parties	7,352,442	8,978,827	4,509,031
Payments to related parties	(6,355,076)	(10,698,853)	(6,456,123)
Net cash provided by (used in) financing activities	5,127,655	(654,252)	(530,559)
Effect of exchange rate changes on cash	5,532	(3,295)	(8,581)

Net increase (decrease) in cash	(385,289)	549,218	(189,737)
Cash at the beginning of year	573,839	24,621	214,358
Cash at the end of year	188,550	573,839	24,621

Supplemental disclosures of cash flows information:
Cash paid for interest	$413,354	$364,065	364,771
Cash paid for income taxes	$—	$—	—

The accompanying notes are an integral part of these consolidated financial statements.

XINXU COPPER INDUSTRY TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND NATURE OF OPERATIONS

Xinxu Copper Industry Technology Limited (“Xinxu Group”)

Xinxu Group was incorporated on September 11, 2017 under the laws of Cayman Islands. Under its amended and restated memorandum of association, Xinxu Group is authorized to issue 780,000,000 ordinary shares of a single class, par value HK$0.0005 (US$0.00006375), per ordinary share. There are currently 20,000,000 issued and outstanding ordinary shares, of which 78.5% was held by Sino Copper Investments Limited, 4.2% was held by Crestwell Development Limited, 2% was held by Fortune Daily Developments Limited and 15.3% was held by 4 individuals. Xinxu Group is a holding company and is currently not actively engaging in any business. Xinxu Group’s registered office in the Cayman Islands is Harneys Fiduciary (Cayman) Limited 4th Floor, Harbour Place 103 South Church Street Grand Cayman PO Box 10240. KY1-1002, Cayman Islands.

Set forth below is the information with respect to Xinxu Group and its subsidiaries:

Entity Name	Registered Location	Date of Incorporation	Ownership as of June 30, 2022
Xinxu Copper Industry Technology Limited (“Xinxu Group”)	Cayman Islands	September 11, 2017	Holding company
Supreme Highness Limited (“HK Xinxu”)	Hong Kong	September 15, 2017	100% owned by Xinxu Group
Anhui Heri Information Technology Co., Ltd. (“Anhui Heri”)	People’s Republic of China (“China” or “PRC”)	November 10, 2021	100% owned by HK Xinxu
Anhui Xinxu New Material Co., Ltd. (“Anhui Xinxu”)	PRC	January 5, 2012	100% owned by Anhui Heri

Supreme Highness Limited (“HK Xinxu”)

HK Xinxu was incorporated on September 15, 2017 under the laws of Hong Kong and is a wholly owned subsidiary of Xinxu Group. The paid in capital of HK Xinxu was zero as of June 30, 2025. HK Xinxu did not have any operations as of June 30, 2025.

Anhui Heri Information Technology Co., Ltd (“Anhui Heri”)

Anhui Heri was incorporated on November 10, 2021 in China, and is a wholly owned subsidiary of HK Xinxu. Anhui Heri is a wholly foreign owned enterprise organized under the laws of the PRC. The paid in capital of Anhui Heri was zero as of June 30, 2025. Anhui Heri did not have any operations as of June 30, 2025.

Anhui Xinxu New Material Co., Ltd (“Anhui Xinxu”)

Anhui Xinxu was incorporated on January 5, 2012 under the laws of the People’s Republic of China. Its paid-in capital was RMB 23,240,173 as of June 30, 2025.

Anhui Xinxu is a manufacturer of non-ferrous products and is primarily engaged in the research and development (“R&D”), fabricating and processing, and sales and distribution of processed copper and copper alloy products, including but not limited to, T2 purple copper bars, tin-plated copper bars, copper rods, and electrolytic copper.

Reorganization

In November 2021, Xinxu Group and its subsidiaries (collectively the “Company”) completed a corporate reorganization to roll two controlled entities (now referred to as the subsidiaries) under the control of one corporation. Before the reorganization, 98% of Anhui Xinxu’s equity interest was held by Jinchun Cheng, and the remaining 2% was held by Xian Cheng. On November 3, 2021, Hecang Limited, an unrelated Hong Kong entity, acquired 5% of the equity interest of Anhui Xinxu from Jinchun Cheng. On November 15, 2021, Anhui Heri acquired 93% equity of Anhui Xinxu from Jinchun Cheng, 5% from Hecang Limited, and 2% from Xian Cheng. As a result, Anhui Xinxu’s equity interest was 100% held by Anhui Heri as of November 15, 2021.

XINXU COPPER INDUSTRY TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND NATURE OF OPERATIONS (cont.)

During the years presented in these consolidated financial statements, the control of the entities has never changed (always under the ultimate control of Jinchun Cheng). Accordingly, the combination has been treated as a corporate restructuring (reorganization) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. The consolidation of the Company and its subsidiaries have been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements and related notes have been prepared in accordance with generally accepted accounting principles in the United Stated of America (“US GAAP”) and have been consistently applied. The accompanying consolidated financial statements include the financial statements of the Company and its majority-owned and controlled subsidiaries. All significant inter-company transactions and balances have been eliminated upon consolidation.

Going Concern Consideration

As of June 30, 2025, the Company had a negative cash flow from operating activities of $4,894,319; As of June 30, 2024, the Company had a negative working capital of $573,804 and accumulated deficit of $1,153,912. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Therefore, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business.

The Company meets its day-to-day working capital requirements through its bank facilities. Most of the bank borrowings as of June 30, 2025 that are repayable within the next 12 months are subject to renewal and the management is confident that these borrowings can be renewed upon expiration based on the Company’s past experience and credit history.

To strengthen the Company’s liquidity in the foreseeable future, the Company has taken the following measures:

(i)	Negotiating with banks in advance for renewal and obtaining new banking facilities;

(ii)	Taking various cost control measures to tighten the costs of operations;

(iii)	Speeding up production cycle and shortening the delivery term to improve receivable turnover; and

(iv)	Implementing various strategies to enhance sales and profitability.

The management has a reasonable expectation that the Company will have adequate resources to continue in operational existence for the foreseeable future.

Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and the accompanying notes. Such estimates include, but are not limited to, allowances for doubtful accounts, inventory valuation, useful lives of property and equipment, intangible assets, and income taxes related to realization of deferred tax assets and uncertain tax position. Actual results could differ from those estimates.

XINXU COPPER INDUSTRY TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

Foreign Currency Translation

The financial records of the Company’s subsidiaries in the PRC are maintained in their local currencies which are Chinese Yuan (“RMB”). Monetary assets and liabilities denominated in currencies other than their local currencies are translated into local currencies at the rates of exchange in effect at the consolidated balance sheet dates. Transactions denominated in currencies other than their local currencies during the year are converted into local currencies at the applicable rates of exchange prevailing when the transactions occur. Transaction gains and losses are recorded in operating income (expense), net in the consolidated statements of income and comprehensive income.

Xinxu Group maintained its financial record using the United States dollar (“US dollar” or “USD”) as the functional currency, while the subsidiaries of the Company in Hong Kong and mainland China maintained their financial records using RMB as the functional currencies. The reporting currency of the Company is US dollars. When translating local financial reports of the Company’s subsidiaries into US dollars, assets and liabilities are translated at the exchange rates at the consolidated balance sheet date, equity accounts are translated at historical exchange rates and revenue, expenses, gains and losses are translated at the average rate for the period. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the consolidated statements of income and comprehensive income.

The relevant exchange rates are listed below:

	For the Fiscal Years Ended June 30,
	2025	2024	2023
Period Ended RMB: USD exchange rate	7.1636	7.2672	7.2513
Period Average RMB: USD exchange rate	7.2143	7.2248	6.9536

Cash

Cash primarily consists of cash on hand, cash accounts, and interest-bearing saving accounts with financial institutions which are unrestricted as to withdrawal and use.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivables are recognized and carried at the original invoiced amount less an estimated allowance for uncollectible accounts. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect due amounts. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on management of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and on an aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is principally determined using the weighted-average method. The Company records adjustments to inventory for excess quantities, obsolescence or impairment when appropriate to reflect inventory at net realizable value. These adjustments are based upon a combination of factors including current sales volume, market conditions, lower cost or market analysis and the expected realizable value of the inventory.

XINXU COPPER INDUSTRY TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

Advances to Suppliers

Advances to suppliers refer to advances for purchase of materials or other service agreements, which are applied against accounts payable when the materials or services are received.

The Company reviews a supplier’s credit history and background information before advancing payment. If the financial condition of its suppliers were to deteriorate, resulting in an impairment of their ability to deliver goods or provide services, the Company would write off such amount in the period when it is considered impaired. For the fiscal years ended June 30, 2025, the Company had provision adjustment for advances to suppliers in the amount of $307,463. For the fiscal year ended June 30, 2024 and 2023, the Company had provision reversal for advances to suppliers in the amount of $180,009 and $0, respectively.

Other Receivables

Other receivables mostly refer to the interest income earned but not received from the loan receivable that Company had with the third-party borrower. The interest receivable would be collected at the time the loan receivable was due from the third party.

Other Current Assets

Other current assets are related to VAT input tax credit to be certified by the PRC tax authorities to be qualified for future deduction against VAT output tax liability.

Deferred Revenues

Deferred revenue refers to a deferred government grant in relation to purchase of land use rights. This grant is amortized on a straight-line basis over a 50-year period starting from April 2013.

Long-term Deferred Expenses

Long-term deferred expenses refer to deferred repair and maintenance fees for buildings and manufacturing equipment.

Advances from Customers

Advances from customers refer to advances received from customers regarding product sales, which are applied against revenue when performance obligations are satisfied.

Property and Equipment, net

Property and equipment are recorded at cost less accumulated depreciation. Depreciation commences upon placing the asset in use and is recognized on a straight-line basis over the estimated useful lives of the assets with 5% of residual value, as follows:

Useful lives
Buildings	20 years
Machinery and equipment	10 years
Transportation vehicles	5 – 10 years
Office equipment	3 – 5 years
Electronic equipment	3 – 5 years

XINXU COPPER INDUSTRY TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

Expenditures on maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income and other comprehensive income in other income or expenses.

Land Use Rights

Intangible assets consist of land use rights. Under the PRC law, all land in the PRC is owned by the government and cannot be sold to an individual or company. The government grants individuals and companies the right to use parcels of land for specified periods of time. These land use rights are sometimes referred to informally as “ownership.” Land use rights are stated at the cost less accumulated amortization. Intangible assets are amortized using the straight-line method with the following estimated useful lives:

Useful lives
Land use rights	50 years

Impairment of Long-lived Assets

The Company’s management reviews the carrying values of long-lived assets whenever events and circumstances, such as a significant decline in the asset’s market value, obsolescence or physical damage affecting the asset, significant adverse changes in the assets use, deterioration in the expected level of the assets performance, cash flows for maintaining the asset are higher than forecast, indicate that the net book value of an asset may not be recovered through expected future cash flows from its use and eventual disposition. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value.

There was no impairment charge recognized for long-lived assets for the fiscal years ended June 30, 2025 and 2024.

Fair Value Measurement

Fair Value Measurements and Disclosures require disclosure of the fair value of financial instruments held by the Company. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of input used to measure fair value are as follows:

●	Level 1 inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in inactive markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

●	Level 3 inputs to the valuation methodology use one or more unobservable inputs which are significant to the fair value measurement. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

For the Company’s financial instruments, including cash, loan receivables, accounts receivable, other receivables, other current assets, accounts payable, other current liabilities, due to related parties, and short-term borrowings, the carrying amounts approximate their fair values due to their short maturities as of June 30, 2025 and 2024.

XINXU COPPER INDUSTRY TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

Value-added Tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. All the Company’s products that are sold in the PRC are subject to a VAT on the gross sales price. The Company is subject to a VAT rate of 17% before May 1, 2018, 16% on and after May 1, 2018, and a new VAT rate of 13% effective on April 1, 2019. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products.

Revenue Recognition

The Company generates its revenues mainly from (1) sales of self-manufactured copper products, such as T2 purple copper bars, tin-plated copper bars, copper rods, and electrolytic copper, to third-party customers, who are mainly distributors and retailers; (2) resales of copper materials, primarily electrolytic copper; and (3) service income for processing copper bars as per customer’s requirements. The Company follows Financial Accounting Standards Board (FASB) ASC 606 and accounting standards updates (“ASU”) 2014-09 for revenue recognition. On July 1, 2018, the Company early adopted ASU 2014-09, which is a comprehensive new revenue recognition model that requires revenue to be recognized in a manner to depict the transfer of goods or services to a customer at an amount that reflects the consideration expected to be received in exchange for those goods or services. The Company considers revenue realized or realizable and earned when all the five following criteria are met: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

For sales of self-manufactured copper products, the Company considers the customer purchase agreement to be the contract with a customer. As part of its consideration of the contract, the Company evaluates certain factors including the customer’s ability to pay (or credit risk). For each contract, the Company considers the promise to transfer products, each of which is distinct, to be the identified performance obligations. In determining the transaction price, the Company evaluates whether the price is subject to a refund or adjustment to determine the net consideration to which the Company expects to be entitled. There were no refund claims for defective products. Prices are determined based on negotiations with the Company’s customers and are not subject to adjustment. Revenue is recognized at a point in time when control of the products is transferred to the customer (i.e., when the Company’s performance obligation is satisfied at a point in time), which typically occurs at delivery acceptance by the customer. In the principal versus agent consideration, since no third party is involved in transactions, the Company is a principal.

For the resale of copper materials, the Company considers customer purchase agreement to be the contract with a customer. As part of its consideration of the contract, the Company evaluates certain factors including the customer’s ability to pay (or credit risk). For each contract, the Company considers the promise to transfer products, each of which is distinct, to be the identified performance obligations. In determining the transaction price, the Company evaluates whether the price is subject to a refund or adjustment to determine the net consideration to which the Company expects to be entitled. The Company analyzed historical refund claims for defective products and concluded that they have been immaterial. Prices are determined based on negotiations with the Company’s customers, and once determined, they are not subject to adjustment. Revenue is recognized at a point in time when control of the products is transferred to the customer (i.e., when the Company’s performance obligation is satisfied at a point in time), which typically occurs at delivery acceptance by the customer. In the principal versus agent consideration, (1) the Company is primarily responsible for fulfilling the performance obligations; (2) the Company has inventory risk before the products are transferred to the customer; and (3) the Company has discretion in establishing price for the products, and therefore, the Company is a principal.

For processing service income, the Company considers the service agreement to be a contract with a customer. The Company’s obligations are to process copper bars as per the customer’s requirements and transfer processed products to the customer. Prices are determined based on negotiations with the customers and are not subject to adjustment. Revenue is recognized when control of the processed products is transferred to the customer, which typically occurs at delivery acceptance. The Company is a principal since no third party is involved in satisfying the Company’s performance obligations.

XINXU COPPER INDUSTRY TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenues are reported net of all value added taxes. As the Company’s standard payment terms are less than one year, the Company has elected the practical expedient under ASC 606-10-32-18 to not assess whether a contract has a significant financing component. The Company allocates the transaction price to each distinct product based on their relative standalone selling price.

Cost of Revenue

Cost of revenue are costs that are related to the products that the Company sells, and the service the Company provides, which is mainly composed of direct costs, such as labour and raw materials, and manufacturing costs, such as supplementary materials, warehouse utilities, and repair and maintenance costs.

Government Grant

Government grants are compensations for the purpose of giving immediate financial support to the Company according to the government’s policy. The government evaluates the Company’s eligibility for the grants on a consistent basis and then makes the payment. Therefore, there are no restrictions on the grants.

Government grants are recognized when received and all the conditions for their receipt have been met. The grants received were $825,799, $276,073 and $8,887 for the fiscal years ended June 30, 2025, 2024 and 2023, respectively, which were included in other income.

R&D Costs

R&D activities are directed toward the development of new products as well as improvements in existing processes. These costs, which primarily include salaries and supplies, are expensed as incurred.

Shipping and Handling Costs

Shipping and handling costs are expensed when incurred and are included in selling and marketing expenses. Shipping and handling costs were $114,558, $58,120 and $81,789 for the fiscal years ended June 30, 2025, 2024 and 2023, respectively, which were included in selling and marketing expenses.

Income Taxes

The Company accounts for income taxes using the asset and liability method whereby it calculates deferred tax assets or liabilities for temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits by applying enacted tax rates applicable to the years in which those temporary differences are expected to be reversed or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as non-current amounts.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

To the extent applicable, the Company records interest and penalties as other expenses. All the tax returns of the Company’s PRC subsidiaries remain subject to examination by PRC tax authorities for five years from the date of filing. The fiscal year for tax purposes in PRC is December 31. Accordingly, the PRC entities’ tax years from 2020 to 2024 remain subject to examination by the tax authorities. There were no ongoing examinations by tax authorities as of June 30, 2025.

XINXU COPPER INDUSTRY TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company and its subsidiaries are not subject to U.S. tax laws and local state tax laws. The Company’s income and that of its related entities must be computed in accordance with Chinese and foreign tax laws, as applicable, and all of which may be changed in a manner that could adversely affect the amount of distributions to shareholders. There can be no assurance that Income Tax Laws of PRC will not be changed in a manner that adversely affects shareholders. Any such change could increase the amount of tax payable by the Company, reducing the amount available to pay dividends to the holders of the Company’s ordinary shares.

Statutory Reserves

Pursuant to Chinese Company law applicable to foreign investment companies, the Company’s PRC subsidiaries are required to maintain statutory surplus reserves. In case there’s no accumulated deficit, the statutory surplus reserves are to be appropriated from net income after taxes and should be at least 10% of the after-tax net income determined in accordance with accounting principles and relevant financial regulations applicable to PRC enterprises (“Non-US GAAP”). If there’s an accumulated deficit, the appropriation is not applicable until the deficit is compensated using net income. The Company has an option of not appropriating the statutory surplus reserve after the statutory surplus reserve is equal to 50% of the subsidiary’s registered capital. Statutory surplus reserves are recorded as a component of shareholders’ equity.

Under PRC laws and regulations, statutory surplus reserves are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company and are not distributable other than upon liquidation. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor allowed for distribution except under liquidation.

Earnings Per Share

Earnings (loss) per share is calculated in accordance with ASC 260 Earnings per Share. Basic earnings (loss) per share is computed by dividing the net income (loss) attributable to shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share are computed in accordance with the treasury stock method and based on the weighted average number of ordinary shares and dilutive common share equivalents. Dilutive common share equivalents are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive. There were no dilutive ordinary share equivalents outstanding during the fiscal years ended June 30, 2025, 2024 and 2023.

Comprehensive income/(loss)

Comprehensive income/(loss) is defined as the changes in shareholders’ equity during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive income or loss is reported in the consolidated statements of comprehensive income/(loss). Accumulated other comprehensive income/(loss), as presented on the accompanying consolidated balance sheets, consists of accumulated foreign currency translation adjustments.

Dividends

Dividends are recognized when declared. No dividends were declared for the years ended June 30, 2025, 2024 and 2023, respectively. The Company does not have any present plan to pay any dividends on ordinary shares in the foreseeable future and currently intends to retain the available funds and any future earnings to operate and expand the business.

XINXU COPPER INDUSTRY TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

Certain Risks and Concentration

Exchange Rate Risks

The Company operates in PRC, which may give rise to significant foreign currency risks mainly from fluctuations and the degree of volatility of foreign exchange rates between the USD and the RMB.

Currency Convertibility Risks

Substantially all the Company’s operating activities are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with other information such as suppliers’ invoices, shipping documents and signed contracts.

Concentration of Credit Risks

Financial instruments that potentially subject the Company to the concentration of credit risks consist primarily of cash, and notes receivable. The Company places its cash in good credit quality financial institutions in Hong Kong and PRC. The concentration of credit risks with respect to accounts receivable is linked to the concentration of revenue. To manage credit risk, the Company performs ongoing credit evaluations of customers’ financial condition.

Interest Rate Risks

The Company is subject to interest rate risk. The Company has bank interest bearing loans charged at variable interest rates. And although some bank interest bearing loans are charged at fixed interest rates within the reporting period, the Company is still subject to the risk of adverse changes in the interest rates charged by the banks when these loans are refinanced.

Risks and Uncertainties

The operations of the Company are in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is following existing laws and regulations including its organization and structure disclosed in Note1, this may not be indicative of future results.

Liquidity Risks

The Company’s primary sources of liquidity consist of existing cash balances, cash flows from the Company’s operating activities and availability under its loan arrangements with local banks. The Company’s ability to generate sufficient cash flows from its operating activities is primarily dependent on its sales and resales of copper products to our customers, and processing copper bars for our customers, at margins sufficient to cover fixed and variable expenses.

As of June 30, 2025, and 2024, the Company had cash of $188,550 and $573,839, respectively. The Company believes that its current cash, cash to be generated from its operations and access to loans from related parties will be sufficient to meet its working capital needs for at least the next twelve months. However, the Company does not have any amounts committed to be provided by its related parties and the Company does not believe its working capital needs will be negatively impacted without such funds provided by related parties. The Company is also not dependent upon this offering to meet its liquidity needs for the next twelve months. However, the Company plans to expand our business to strengthen its position and implement its growth strategies in existing and prospective markets. To do so, the Company will need more capital through equity financing to increase its production and meet market demands.

XINXU COPPER INDUSTRY TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASU”). Management periodically reviews new accounting standards that are issued.

Recently adopted Accounting Standards

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, which removes specific exceptions to the general principles in Topic 740 and to simplify accounting for income taxes. The guidance is effective for public business entities for fiscal years beginning after December 15, 2020, and for interim periods within those fiscal years. Effective July 1, 2021, the Company adopted this new standard on a retrospective basis, and this update did not have a material impact on the Company’s consolidated financial position, results of operations and cash flows.

In January 2020, the FASB issued ASU 2020-01, Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815, which clarifies the interaction of the accounting for equity investments under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. The guidance is effective for public business entities for fiscal years beginning after December 15, 2021, and for interim periods within those fiscal years. Effective July 1, 2021, the Company early adopted this new standard on a retrospective basis, and this update did not have a material impact on the Company’s consolidated financial position, results of operations and cash flows.

Other accounting standards that have been issued by the FASB or other standards-setting bodies are not expected to have a material effect on the Company’s financial position, result of operations or cash flows.

NOTE 3 — ACCOUNTS RECEIVABLE

Accounts receivable as of June 30, 2025 and 2024 consisted of the following:

	2025	2024
Accounts receivable	$9,502,209	$10,114,565
Less: allowance for doubtful accounts	(201,730)	(231,257)
Accounts receivable, net	$9,300,479	$9,883,308

The average accounts receivable turnover period was approximately 31 days and 25 days for the fiscal years ended June 30, 2025 and 2024, respectively.

Changes of allowance for doubtful accounts for the fiscal years ended June 30, 2025 and 2024 were as follows:

	2025	2024
Beginning balance	$(231,257)	$(167,691)
Provision adjustment for accounts receivable	34,267	(63,932)
Exchange difference	(4,740)	366
Ending balance	$(201,730)	$(231,257)

XINXU COPPER INDUSTRY TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 — INVENTORIES

Inventories as of June 30, 2025 and 2024 consisted of the following:

	2025	2024
Raw materials	$3,313,574	$1,062,732
Work in process	3,364,960	3,692,754
Finished goods	10,735,974	5,331,456
Inventory valuation allowance	(93,762)	(92,426)
Total	$17,320,746	$9,994,516

NOTE 5 — ADVANCE TO SUPPLIERS

Advance to suppliers as of June 30, 2025 and 2024 consisted of the following:

	2025	2024
Advance to suppliers	$3,414,484	$4,062,866
Less: provision for advances to suppliers	(496,442)	(184,139)
Advance to suppliers, net	$2,918,042	$3,878,727

NOTE 6 — OTHER RECEIVABLES

Other receivables are mainly non-trade receivables. As of June 30, 2025, and 2024, the outstanding balances were $111,804 and $652,700, respectively.

NOTE 7 — PREPAID IPO COSTS

Prepaid IPO costs are professional expenses related to initial public offering, which as of June 30, 2025 and 2024 consisted of the following:

	2025	2024
Audit fees	$586,039	$370,958
Legal fees	235,846	104,332
Due diligence fees	100,000	100,000
Consulting fees	765,746	590,492
Total	$1,687,631	$1,165,782

XINXU COPPER INDUSTRY TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — PROPERTY AND EQUIPMENT, NET

Property and equipment as of June 30, 2025 and 2024 consisted of the following:

	2025	2024
Building	$2,986,912	$2,945,951
Transportation vehicles	245,535	216,880
Electronic devices	120,187	101,100
Office furniture and equipment	152,495	145,827
Manufacturing devices	3,396,497	2,771,717
Construction in progress (CIP)	119,050	113,530
Total property and equipment, at cost	7,020,676	6,295,005
Less: accumulated depreciation	(2,658,904)	(2,176,068)
Property and equipment, net	$4,361,772	$4,118,937

Additions to property and equipment for the fiscal years ended June 30, 2025 and 2024 were $640,480 and $2,093,112, respectively. The disposals for the fiscal years ended June 30, 2025 and 2024 were $10,380 and $0, respectively.

Depreciation expenses were $457,985, $321,388 and $241,810 for the fiscal years ended June 30, 2025, 2024 and 2023, respectively. The depreciation expenses for both years were recorded within the general and administrative expenses.

NOTE 9 — LAND USE RIGHTS, NET

Land use rights as of June 30, 2025 and 2024 consisted of the following:

	2025	2024
Land use rights, cost	$903,791	$890,906
Less: accumulated amortization	(173,912)	(153,646)
Land use rights, net	$729,879	$737,260

The land use rights represent the Company’s land use rights of the land lots located in Wuhu, China, which had been pledged to secure the Company’s banking facilities granted to the Company as of June 30, 2025 and 2024. The carrying values of the pledged land use rights to secure bank borrowings by the Company are shown in Note 10.

Amortization expenses were $17,918, $17,891 and $18,589 for the fiscal years ended June 30, 2025, 2024 and 2023, respectively (the difference was due to exchange rate). The amortization expenses for both years were recorded within the general and administrative expenses.

Five succeeding years of amortization are as following:

Year	Amortization	Net carrying value
2026	$18,076	$711,803
2027	18,076	693,727
2028	18,076	675,651
2029	18,076	657,575
2030	18,076	639,499

XINXU COPPER INDUSTRY TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — SHORT-TERM BORROWINGS

Short-term borrowings consisted of the following as of June 30, 2025 and 2024:

	2025	2024
Short-term borrowings from financial institutions	$13,233,171	$8,944,298
Short-term loans from third-party individuals	816,629	804,987
Total	$14,049,800	$9,749,285

Short-term borrowings from financial institutions consisted of the following as of June 30, 2025:

Bank Name	Amount – RMB		Amount – USD	Issuance Date	Expiration Date	Interest	Pledged by assets listed below
Agricultural Bank of China		3,500,000	$488,581	7/24/2024	7/23/2025	3.45%	No
Agricultural Bank of China		3,500,000	488,581	6/20/2025	6/18/2026	3.00%	No
Huishang Bank		5,000,000	697,973	3/6/2025	3/6/2026	3.00%	No
China Construction Bank Wuhu Branch		5,000,000	697,973	8/08/2024	8/08/2025	4.00%	No
Citic Bank Wuhu Branch		5,000,000	697,973	3/17/2025	3/17/2026	3.25%	No
Wuhu Yangzi Rural Commercial Bank		5,000,000	697,973	1/25/2025	1/13/2026	4.26%	No
Shanghai Pudong Development Bank Wuhu Branch		8,000,000	1,116,758	9/04/2024	9/04/2025	3.80%	No
Wuhu Jinsheng Rural Commercial Bank		9,990,000	1,394,550	7/05/2024	7/04/2025	4.00%	Yes
Ping An Bank Co.,Ltd. Wuhu Branch		5,000,000	697,973	4/29/2025	4/29/2026	6.93%	No
Everbright Bank Wuhu Branch		5,000,000	697,973	1/07/2025	1/05/2026	3.10%	No
Bank of Communications Wanzhi Branch		5,000,000	697,973	12/09/2024	12/08/2025	3.85%	Yes
Bank of Communications Wanzhi Branch		7,000,000	977,162	1/03/2025	1/02/2026	3.85%	Yes
Bank of Communications Wanzhi Branch		3,000,000	418,784	1/09/2025	1/05/2026	3.85%	Yes
Huaxia Bank Wuhu Yijiang Branch		5,000,000	697,973	6/30/2025	6/30/2026	3.30%	No
Bank of China		10,000,000	1,395,947	7/26/2024	7/25/2025	3.35%	Yes
Industrial and Commercial Bank of China		5,000,000	697,973	1/23/2025	1/22/2026	3.10%	No
China Trust Commercial Bank		2,807,143	391,862	5/27/2025	5/26/2026	6.80%	Yes
China Trust Commercial Bank		2,000,000	279,189	5/29/2025	5/28/2026	6.80%	Yes
Total	RMB	94,797,143	$13,233,171

Short-term borrowings from financial institutions consisted of the following as of June 30, 2024:

Bank Name	Amount – RMB		Amount – USD	Issuance Date	Expiration Date	Interest	Pledged by assets listed below
Agricultural Bank of China		3,500,000	$481,616	6/27/2024	6/25/2025	3.45%	No
Huishang Bank		4,000,000	550,419	3/6/2024	3/6/2025	3.45%	No
Huishang Bank		1,600,000	220,167	5/11/2024	5/11/2025	3.45%	No
Citic Bank Wuhu Branch		2,000,000	275,209	7/25/2023	7/24/2024	4.50%	No
Wuhu Yangzi Rural Commercial Bank		5,000,000	688,023	2/5/2024	2/4/2025	4.50%	No
Jiangsu Jiangyin Rural Commercial Bank		10,000,000	1,376,046	7/26/2023	7/25/2024	4.50%	Yes
Wuhu Jinsheng Rural Commercial Bank		10,000,000	1,376,046	7/11/2023	7/04/2024	4.25%	Yes
Ping An Bank Co.,Ltd. Wuhu Branch		2,500,000	344,011	1/2/2024	1/2/2025	6.80%	No
Everbright Bank Wuhu Branch		5,000,000	688,023	1/24/2024	1/23/2025	3.45%	No
Bank of Communications Wanzhi Branch		5,000,000	688,023	12/8/2023	12/7/2024	3.85%	Yes
Bank of Communications Wanzhi Branch		10,000,000	1,376,046	1/9/2024	1/8/2025	2.90%	Yes
Huaxia Bank Wuhu Yijiang Branch		4,000,000	550,418	1/9/2024	1/8/2025	3.45%	No
China Trust Commercial Bank		2,400,000	330,251	12/19/2023	12/18/2025	6.80%	Yes
Total	RMB	65,000,000	$8,944,298

XINXU COPPER INDUSTRY TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — SHORT-TERM BORROWINGS (cont.)

For the fiscal years ended June 30, 2025, 2024 and 2023, interest expense on short-term borrowings from financial institutions amounted to $413,354, $381,505 and $364,771, respectively.

Short-term borrowings from four third-party individuals are unsecured and subject to annual interest rate of 3.5%. The interest expenses for the fiscal years ended June 30, 2025, 2024 and 2023 amounted to $29,444, $30,570, and 39,724 respectively.

The Company’s short-term bank borrowings are pledged by the assets listed below, and guaranteed by the Company’s major shareholder, his immediate family members, related-party companies and third-party companies.

	As of June 30,
	2025	2024
Land use right, net	$729,879	$737,261
Property and equipment, net	3,421,585	3,711,153
Inventory	2,358,111	2,089,711
Total	$6,509,575	$6,538,125

NOTE 11 — GOVERNMENT LOANS

The Company received a new interest-free government loan in the amount of RMB4,000,000 in January 2024. As of June 30, 2025 and 2024, non-current liabilities included interest-free government loans in the amount of $1,116,757 and $1,100,837, respectively, which will become rewards from the government once the Company successfully gets listed on the U.S. stock market. The subsidiary of the Company, Anhui Xinxu, uses its own assets, including equipment and real property, to provide counter-guarantee to Wuhu County Small and Medium Enterprise Financing Guarantee Limited, which will provide the full amount guarantee to Wuhu Financial Bureau for the loan repayment. In case the Company fails to successfully get listed on the U.S. stock market within the lending period, the Company must return the full amount plus interest at the lending rate of People’s Bank of China.

NOTE 12 — ACCOUNTS PAYABLE

Accounts payable mainly represent the amount the Company owes to its suppliers. As of June 30, 2025 and 2024, outstanding accounts payable amounted to $7,212,938 and $8,026,193, respectively.

NOTE 13 — OTHER PAYABLES

Other payables as of June 30, 2025 and 2024 consisted of the following:

	2025	2024
Interest payable	$367,480	$302,758
Other payables	960,695	489,534
Total	$1,328,175	$792,292

NOTE 14 — TAX PAYABLE

As of June 30, 2025 and 2024, tax payable consisted of the following:

	2025	2024
Corporate tax payable	$870,790	$858,376
VAT payable	29,423	958,995
Other tax payable (receivable)	(113,361)	(10,451)
	786,852	1,806,920

XINXU COPPER INDUSTRY TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 — GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses as of June 30, 2025, 2024 and 2023 consisted of the following:

	2025	2024	2023
Employee compensation and benefits	$961,976	$705,542	$532,263
Travel and communication expenses	69,488	68,041	62,236
Consulting fees	59,445	116,828	79,718
Depreciation and amortization expenses	105,981	96,125	127,870
Entertainment	144,159	365,038	251,556
Office and miscellaneous	267,745	412,013	137,512
Total	$1,608,794	$1,763,587	$1,191,155

NOTE 16 — SELLING AND MARKETING EXPENSES

Selling and marketing expenses as of June 30, 2025, 2024 and 2023 consisted of the following:

	2025	2024	2023
Employee compensation and benefits	$189,117	$109,585	$113,807
Travel and transportation	45,770	40,189	28,288
Shipping and packing	114,558	58,120	81,789
Entertainment	5,182	10,545	6,946
Office and miscellaneous	519	256	1,684
Total	$355,146	$218,695	$232,514

NOTE 17 — RESEARCH AND DEVELOPMENT EXPENSES

R&D expenses as of June 30, 2025, 2024 and 2023 consisted of the following:

	2025	2024	2023
Employee compensation and benefits	$881,957	$588,930	$112,187
Materials	46,482	422,284	400,886
Office and miscellaneous	436,182	92,592	17,989
Total	$1,364,591	$1,103,806	$531,062

NOTE 18 — INTEREST EXPENSE, NET

The following table shows the details of net interest income (expense) for the fiscal years ended June 30, 2025, 2024 and 2023:

	2025	2024	2023
Interest expense	$(472,656)	$(394,245)	$(404,495)
Interest income	177	1,830	59,453
Total interest expense, net	$(472,479)	$(392,415)	$(345,042)

XINXU COPPER INDUSTRY TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 — OTHER INCOME, NET

The following table shows the details of net other income (expenses) for the fiscal years ended June 30, 2025, 2024 and 2023:

	2025	2024	2023
Government grant	$825,799	$267,768	$8,888
VAT refund	-	10,293	128,336
Financial guarantee service and bank charges	(5,507)	(66,610)	(70,600)
Other income	603,535	419,197	10,832
Other expenses	(137,990)	(310,698)	(38,128)
Total other income, net	$1,285,837	$319,950	$39,328

NOTE 20 — CUSTOMER AND SUPPLIER CONCENTRATIONS

Significant customers and suppliers are those that account for greater than 10% of the Company’s revenues and purchases.

The Company sold a substantial portion of its products to one customer who accounted for approximately 18.20% of total sales during the fiscal year ended June 30, 2025. As of June 30, 2025, the receivable due from this customer was $4,876,568, representing 51.32% of total accounts receivable. Other significant concentration of accounts receivable included another customer, who accounted for approximately 16.72% of total accounts receivable for the fiscal year ended June 30, 2025.

The Company sold a substantial portion of its products to two customers who accounted for approximately 40.65% and 10.08%, respectively, of total sales during the fiscal year ended June 30, 2024. As of June 30, 2024, the receivable due from these customers was $4,999,459 and $0, respectively, representing 54.50% of total accounts receivable. Other significant concentration of accounts receivable included two other customers, who accounted for an aggregate of 35.84% of total accounts receivable for the fiscal year ended June 30, 2024.

The Company sold a substantial portion of its products to one customer who accounted for approximately 37.02% of total sales during the fiscal year ended June 30, 2023. As of June 30, 2023, the receivable due from this customer was $891,784, representing 17.92% of total accounts receivable. Other significant concentration of accounts receivable included another customer, who accounted for approximately 80.35% of total accounts receivable for the fiscal year ended June 30, 2023.

The loss of the significant customer or the failure to attract new customers could have a material adverse effect on the Company’s business, consolidated results of operations and financial condition.

The Company purchased a substantial portion of raw materials from four suppliers who accounted for an aggregate of 55.57% of its total purchases during fiscal year 2025. As of June 30, 2025, the payable due to these suppliers was $3,369,671, representing 46.72% of total accounts payable. Beside the significant suppliers, there were payables due to another supplier that accounted for of 35.35% of total accounts payable as of June 30, 2025.

The Company purchased a substantial portion of raw materials from three suppliers who accounted for an aggregate of 41.45% of its total purchases during the fiscal year ended June 30, 2024. As of June 30, 2024, there were no payable due to these suppliers being included in accounts payable. Other significant concentration of accounts payable included three other suppliers, who accounted for an aggregate of 77.21% of total accounts payable for the fiscal year ended June 30, 2024.

The Company purchased a substantial portion of raw materials from three suppliers who accounted for an aggregate of 55.30% of its total purchases during fiscal year 2023. As of June 30, 2023, there is no payable due to these suppliers. Beside the significant suppliers, there were payables due to another three suppliers that accounted for an aggregate of 68.46% of total accounts payable as of June 30, 2023.

XINXU COPPER INDUSTRY TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 — RELATED PARTY TRANSACTIONS

1) Nature of relationships with related parties

Name	Relationship with the Company
Jinchun Cheng	Controlling shareholder of the Company
Wuhu Xinkaishun Surface Treatment Co., Ltd. (“Wuhu Xinkaishun”)	An entity controlled by management of the Company
Anhui Pinqian Renewable Resources Utilization Co., Ltd. (“Anhui Pinqian”)	An entity controlled by management of the Company
Anhui Liangmao Renewable Resources Utilization Co., Ltd. (“Anhui Liangmao”)	An entity controlled by management of the Company
Anhui Jingwei Recycling Co., Ltd. (“Anhui Jingwei”)	An entity controlled by management of the Company
Wuhu Ruilian Ecological Agriculture Co., Ltd. (“Wuhu Ruilian”)	An entity owned by Jinchun Cheng’s wife
Wuhu Xinxu Logistics Co., Ltd. (“Xinxu Logistics”)	An entity controlled by management of the Company

2) Related party transactions

During the fiscal years ended June 30, 2025 and 2024, the Company entered business transactions with related parties and provided working capital to or received working capital from them.

Daily transactions with related parties:

Wuhu Xinkaishun provides tinning service to the Company. During the fiscal years ended June 30, 2025 and 2024, the transactions between the Company and Wuhu Xinkaishun amounted to $505,601 and $12,834, respectively. As of June 30, 2025 and 2024, the Company had an advance to Wuhu Xinkaishun in the amount of $0 and $82,271, respectively.

The Company purchases raw materials from Anhui Pinqian. There were no transactions between the Company and Anhui Pinqian during the fiscal years ended June 30, 2025 and 2024. As of June 30, 2025 and 2024, the Company had no outstanding accounts payable to Anhui Pinqian.

The Company purchases raw materials from Anhui Liangmao. There were no transactions between the Company and Liangmao during the fiscal years ended June 30, 2025 and 2024. As of June 30, 2025 and 2024, the Company had no outstanding accounts payable to Anhui Liangmao.

There were no transactions between the Company and Anhui Jingwei during the fiscal years ended June 30, 2025 and 2024. As of June 30, 2025 and 2024, the Company had outstanding accounts payable to Anhui Jingwei of $0 and $26,489, respectively.

Wuhu Ruilian provides hospitality service to the Company. During the fiscal years ended June 30, 2025 and 2024, transactions between the Company and Wuhu Ruilian amounted to $29,313 and $78,367, respectively. As of June 30, 2025 and 2024, the Company had advance to Wuhu Ruilian of $0 and $29,100, respectively.

Xinxu Logistics provides logistics service to the Company. During the fiscal years ended June 30, 2025 and 2024, transactions between the Company and Xinxu Logistics amounted to $7,208 and $25,982, respectively. As of June 30, 2025 and 2024, the Company had advance to Xinxu Logistics of $0 and $7,155, respectively.

XINXU COPPER INDUSTRY TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 — RELATED PARTY TRANSACTIONS (cont.)

Working capital provided by/to related parties:

Jinchun Cheng periodically provides working capital to support the Company’s operations when needed. As of June 30, 2025 and 2024, the Company had outstanding payable due to Jinchun Cheng with an amount of $6,217,338 and $4,995,280, respectively. This represented unsecured, due on demand and interest-free borrowings between the Company and Jinchun Cheng. During the fiscal year ended June 30, 2025, Jinchun Cheng provided $2,629,271 working capital to the Company, and the Company returned $1,471,148 to him. During the fiscal year ended June 30, 2024, he provided $2,879,360 working capital to the Company, and the Company returned $3,496,716 to him.

The Company and Anhui Liangmao periodically provide working capital to support each other’s operations when needed. As of June 30, 2025 and 2024, the Company had an outstanding payable due to Anhui Liangmao of $0 and $148,613, respectively. This represented unsecured, due on demand and interest-free borrowings between the Company and Anhui Liangmao. During the fiscal year ended June 30, 2025, Anhui Liangmao provided $1,854,650 working capital to the Company, and the Company returned $2,004,352 to Anhui Liangmao. During the fiscal year ended June 30, 2024, Anhui Liangmao provided $2,773,779 working capital to the Company, and the Company returned $2,631,076 to Anhui Liangmao.

The Company and Anhui Jingwei periodically provide working capital to support each other’s operations when needed. As of June 30, 2025 and 2024, the Company had receivable due from Anhui Jingwei of $0 and $5,228, respectively. Anhui Jingwei provided $1,897,620 working capital to the Company, and the Company returned $1,892,354 to Anhui Jingwei during the fiscal year ended June 30, 2025. Anhui Jingwei provided $3,275,800 working capital to the Company, and the Company returned $4,571,060 to Anhui Jingwei during the fiscal year ended June 30, 2024.

3) Related party balances

Net outstanding balances with related parties consisted of the following as of June 30, 2025 and 2024:

Accounts	Name of related party	June 30, 2025	June 30, 2024
Due from related party:
	Anhui Jingwei	$—	5,228
Due to related party:
	Jinchun Cheng	6,217,338	4,995,280
	Anhui Liangmao	—	148,613
		$6,217,338	$5,143,893

NOTE 22 — SHAREHOLDERS’ EQUITY

Ordinary shares

The Company is authorized to issue 780,000,000 ordinary shares of a single class, par value HK$0.0005, or $0.00006375, per ordinary share. The additional paid in capital was $2,798,895 as of June 30, 2025. There are currently 20,000,000 issued and outstanding ordinary shares.

XINXU COPPER INDUSTRY TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 — SHAREHOLDERS’ EQUITY (cont.)

Special Reserve, Statutory Reserve and Restricted Net Assets

In accordance with the regulations of the PRC State Administration of Work Safety, the Company’s subsidiary, Anhui Xinxu Ltd.is required to incur safety production funds, which will be used for enhancement of production safety and improvement of facilities at the rate of: 3% of the actual sales income for the year below RMB10 million; 1.5% of the actual sales income for the year between RMB10 million and RMB100 million (included); 0.5% of the actual sales income for the year between RMB100 million and RMB1 billion (included); 0.2% of the actual sales income for the year between RMB1 billion and RMB5 billion (included); 0.1% of the actual sales income for the year between RMB5 billion and RMB10 billion (included); 0.05% of the actual sales income for the year above RMB10 billion. Company has an option of not appropriating the safety production funds after the reserve is equal to 5% of the subsidiary’s last fiscal year sales revenue. As of June 30, 2025 and 2024, the Company appropriated safety production funds, which were included in the special reserve under equity, in the amount of $2,686,899 for both years. Under PRC laws and regulations, special reserves are restricted to set off against the cost from enhancement of production safety and improvement of facilities, and are not distributable in terms of cash dividends, loans or advances except under liquidation.

Pursuant to Chinese Company law applicable to foreign investment companies, the Company’s PRC subsidiaries are required to maintain statutory surplus reserves. The statutory surplus reserves are to be appropriated from net income after taxes and should be at least 10% of the after-tax net income determined in accordance with accounting principles and relevant financial regulations applicable to PRC enterprises (“non-US GAAP”). The Company has an option of not appropriating the statutory surplus reserve after the statutory surplus reserve is equal to 50% of the subsidiary’s registered capital. Statutory surplus reserves are recorded as a component of shareholders’ equity. Per the PRC GAAP, the Company’s PRC subsidiaries can also use the statutory surplus reserves, to make up for previous year’s accumulated deficit. As of June 30, 2025, the Company has statutory surplus reserve of $130,878. Due to the Company was at an accumulated deficit position as of June 2024 after the making up for the previous year’s accumulated deficit, there was no statutory surplus reserve to be booked for the fiscal year ended on June 30, 2024.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital, additional paid-in capital and the statutory reserves of the Company’s PRC subsidiaries. As of June 30, 2025 and 2024, the aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries in the Company not available for distribution were $5,617,947 and $5,487,069, respectively.

NOTE 23 — INCOME TAXES

Enterprise Income Taxes (“EIT”)

Xinxu Group is incorporated in Cayman Island as an offshore holding company and is not subject to tax on income or capital gain under the laws of Cayman Island.

HK Xinxu is established in Hong Kong and is subject to statutory income tax rate at 16.5%.

Anhui Heri Ltd. is established in PRC and is subject to statutory income tax rate at 25%.

Anhui Xinxu Ltd. is the Company’s main operating subsidiary in PRC. Anhui Xinxu is a High-New Technology Enterprise and has an applicable EIT rate of 15%. As of June 30, 2025, the tax years ended December 31, 2019 through December 31, 2024 for the Company’s PRC entities remain open for statutory examination by PRC tax authorities.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of June 30, 2025, 2024 and 2023, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the fiscal years ended June 30, 2025, 2024 and 2023, respectively, and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2024. The PRC tax authorities may impose late payment fees and other penalties for the unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if it is required by the PRC tax authorities to pay late payment fees and other penalties.

XINXU COPPER INDUSTRY TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 — INCOME TAXES (cont.)

Per the consolidated statements of income and comprehensive income, the income tax expenses for the Company can be reconciled to the income before income taxes for the fiscal years ended June 30, 2025, 2024 and 2023 as follows:

	2025	2024	2023
Income before taxes	$1,308,714	$841,301	$(241,286)
PRC EIT tax rates	15%	15%	15%
Tax at the PRC EIT tax rates	$196,322	138,499	—
Tax effect of non-deductible expenses	4,059	(2,762)	31,813
Tax effect of R&D expense deduction	(200,381)	(135,737)	—
Income tax (refund) expenses	$—	$—	$31,813

Income taxes for the fiscal years ended June 30, 2025 and 2024 are attributed to the Company’s continuing operations in China and consisted of:

	2025	2024	2023
Current income tax	$—	$—	$36,260
Deferred income tax	—	—	(4,447)
Total income tax (refund) expense	$—	$—	$31,813

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of June 30, 2025 and 2024 are presented below:

	As of June 30,
	2025	2024	2023
Deferred tax assets:
Bad debts and impairment provisions	80,714	79,563	79,738
Safety production funds	395,569	389,930	390,785
Total	$476,283	$469,493	$470,523

The Company follows the liability method of accounting for income taxes in accordance with ASC 740 (“ASC 740”), Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to be reversed. The Company would record a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets, will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

There was no valuation allowance for the deferred tax assets as of June 30, 2025 and 2024. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income, projections for future taxable income over the periods in which the deferred tax assets are deductible, and the scheduled reversal of deferred tax liabilities, management believes it is more likely that the Company will realize the benefits of those deductible differences as of June 30, 2025 and 2024.

The Company accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties related to unrecognized tax benefit recognized in accordance with ASC 740 are classified in the consolidated statements of income as income tax expense.

XINXU COPPER INDUSTRY TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 — INCOME TAXES (cont.)

Uncertain Tax Positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The guidance also applies to the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Company’s uncertain tax positions and determining its provision for income taxes. The Company recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its consolidated statement of operations. There were no interest and penalties associated with uncertain tax positions for the years ended June 30, 2025, and 2024. As of June 30, 2025, and 2024, the Company did not have any significant unrecognized uncertain tax positions.

NOTE 24 — COMMITMENTS AND CONTINGENCIES

As of June 30, 2025 and 2024, the Company had no material purchase commitment or lease commitment. From time to time, the Company is involved in various legal proceedings, claims and other disputes arising from commercial operations, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Company can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Company, the Company believes that any ultimate liability resulting from the outcome of such proceedings to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on our consolidated financial position or results of operations or liquidity. As of June 30, 2025, and 2024, the Company had no pending legal proceedings.

NOTE 25 — REVENUE DISAGGREGATION

The Company’s disaggregated revenues are represented by the type of products and type of revenue stream.

	June 30, 2025		June 30, 2024		June 30, 2023
	Sales Amount	As % of Sales	Sales Amount	As % of Sales	Sales Amount	As % of Sales
Self-Manufactured Products:
Tinned copper bar products	$8,204,848	7.24%	$1,527,551	1.44%	$13,310,058	7.79%
T2 copper bar products	16,164,606	14.26%	4,168,922	3.94%	10,161,659	5.95%
Aluminum bar products	26,493	0.02%	125,244	0.12	5,721	—
Copper rods	812,146	0.72%	545,804	0.52%	601,428	0.35%
Subtotal	25,208,093	22.24%	6,367,521	6.01%	24,078,866	14.09%
Processing service	30,828	0.03%	5,341	0.01%	4,844	—%
Resale of copper materials, primarily electrolytic copper	88,094,523	77.73%	99,501,924	93.98%	146,761,909	85.90%
Total Revenue	113,333,444		105,874,786		170,845,619

NOTE 26 — SEGMENT REPORTING

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments.

XINXU COPPER INDUSTRY TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26 — SEGMENT REPORTING (cont.)

All the Company’s operating facilities and long-live assets are in China and based on management’s assessment on the nature and characteristics of the products and service, the Company has determined that it has only one operating segment as defined by ASC 280.

The Company sold substantially all its products to the customers in the PRC and had no international sales revenue during the fiscal years ended June 30, 2025 and 2024.

NOTE 27 — FINANCIAL IMPACT OF COVID-19

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which has and is continuing to spread throughout China and other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a “Public Health Emergency of International Concern,” and on March 11, 2020, the World Health Organization characterized the outbreak as a “pandemic.” Governments in affected countries are imposing travel bans, quarantines, and other emergency public health measures, which have caused material disruption to businesses globally resulting in an economic slowdown.

In March 2022, a new COVID-19 subvariant (omicron) outbreak hit China and spread faster and more easily than previous viruses. As a result, a new round of lockdown, quarantines or travel restrictions has been imposed to date upon different provinces or cities in China by the relevant local government authorities. Although we did not close our office and production facilities, we still experienced business disruptions, including but not limited to supply chain disruptions and raw material procurement difficulties during the new lockdown. Due to restrictions on logistics and supply chain disruptions in certain areas of China, we reduced our production output during the new lockdown period, which to some extent adversely affected our results of operations for the same period. Starting from June 2022, we resumed our production scale to the pre-lockdown level. The lockdown in Shanghai from March to May 2022 had an adverse impact on our results of operations as our logistics and supply chain, business development and raw material procurement activities were restricted in the recent lockdown period. Notwithstanding the foregoing, we have not experienced inventory, labour shortages or reduced headcounts of our employees during the recent lockdown period in Shanghai as our offices and production facilities were operational during the lockdown period.

As the PRC government announced optimization of COVID-19 rules in November 2022, many of the restrictive measures previously adopted by the PRC governments at various levels to control the spread of the COVID-19 virus have been revoked or replaced with more flexible measures. The financial impact of COVID-19 outbreak on the Company’s financial condition and results of operations is declining. However, for the full fiscal year of 2025, the Company is currently unable to quantify the expected impact of the COVID-19 pandemic on its future operations, financial condition, liquidity and results of operations.

NOTE 28 — SUBSEQUENT EVENTS

On July 2, 2025, the Company issued a guarantee in connection with a loan of RMB2 million granted by Wuhu Jinsheng Rural Commercial Bank to the Company’s Chief Executive Officer, Mr. Jinchun Cheng, with the term from July 2, 2025 to July 1, 2026, at an annual interest rate of 3.80%.

On July 10, 2025, the shareholders of the Company approved a share subdivision of the ordinary shares on a 1-for-200 basis, whereby each authorized and issued ordinary share was subdivided into 200 ordinary shares with a par value HK$0.0005. The share subdivision did not affect the total value of shareholders’ equity. All share and per share amounts for all periods presented in the accompanying financial statements have been retroactively adjusted to reflect the share split.

XINXU COPPER INDUSTRY TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28 — SUBSEQUENT EVENTS (cont.)

On August 21, 2025, the Company completed the acquisition of 100% of the shares of Sure Good Co., Limited, a Hong Kong shell company with no actual business operations, assets or liabilities. The purchase price HKD10,000. As a result of the transaction, Sure Good Co., Limited became a wholly owned subsidiary and is included in the Company’s consolidated financial statements from the acquisition date.

As for the date of the issuance of these financial statements, the refinanced short-term borrowings are presented below:

Bank Name	Amount – RMB		Issuance Date	Expiration Date	Interest	Pledged by assets listed below
Wuhu Jinsheng Rural Commercial Bank		9,990,000	7/02/2025	7/01/2026	3.80%	Yes
Agricultural Bank of China		3,500,000	7/17/2025	7/16/2026	3.00%	No
Shanghai Pudong Development Bank Wuhu Branch		7,500,000	8/19/2025	8/18/2026	3.60%	No
Bank of China		10,000,000	7/25/2025	7/24/2026	3.35%	Yes
Total	RMB	30,990,000

The Company has evaluated subsequent events through November 17, 2025. No other matters were identified affecting the accompanying financial statements or related disclosures.

NOTE 29 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X require the condensed financial information of the parent company to be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirements and concluded that it was applicable to the Company as the restricted net assets of the Company’s PRC subsidiary exceeded 25% of the consolidated net assets of the Company, therefore, the condensed financial statements for the parent company are included herein.

For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances, or cash dividends without the consent of a third party.

The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries” and the respective profit or loss as “Equity in earnings of subsidiaries” on the condensed statements of comprehensive income.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S GAAP have been condensed or omitted.

The Company did not pay any dividend for the periods presented. As of June 30, 2025 and 2024, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

XINXU COPPER INDUSTRY TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 29 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

PARENT COMPANY BALANCE SHEETS

	June 30, 2025	June 30, 2024
ASSETS
Current assets
Cash	$—	$—
Prepaid expenses	99,500	99,500
Other receivables	997,436	997,436
Subtotal	1,096,936	1,096,936
Non-current assets
Investment in subsidiaries	$5,118,528	$3,734,241
Total assets	$6,215,464	$4,831,177

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Due to related party	$1,100,752	$1,100,752
Total liabilities	$1,100,752	$1,100,752

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares: HK$0.0005, or $0.00006375 par value, 780,000,000 shares authorized, 20,000,000 shares issued and outstanding	1,275	1,275
Additional paid-in capital	2,798,895	2,798,895
Safety production reserve	2,686,899	2,686,899
Statutory reserve	130,878	—
Retained earnings (accumulated deficit)	23,924	(1,153,912)
Accumulated other comprehensive loss	(527,159)	(602,732)
Total shareholders’ equity	5,114,712	3,730,425
Total liabilities and shareholders’ equity	$6,215,464	$4,831,177

PARENT COMPANY STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the Fiscal Years Ended June 30,
	2025	2024	2023
NET LOSS OF PARENT COMPANY	$—	$(1,298)	$—
EQUITY IN EARNINGS OF SUBSIDIARIES	$1,308,714	$842,999	$(273,099)
NET INCOME (LOSS)	1,308,714	841,301	(273,099)
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	75,573	(13,139)	(320,556)
COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO THE COMPANY	$1,384,287	$828,162	$(593,655)

XINXU COPPER INDUSTRY TECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 29 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Fiscal Years Ended June 30,
	2025	2024	2023
Cash Flows from Operating Activities:
Comprehensive income	$1,384,287	$828,162	$(593,655)
Other receivables	—	710	200
Prepaid expenses	—	(49,500)	—
Net cash prepared by (used in) operating activities	1,384,287	779,372	(593,455)
Cash Flows from Investing Activities:
Investments in subsidiaries	(1,384,287)	(829,460)	593,655
Net cash (used in) provided by investing activities	(1,384,287)	(829,460)	593,655
Cash Flows from Financing Activities:
Proceeds from related parties	—	49,888	—
Net cash provided by financing activities	—	49,888	—

Net (decrease) increase in cash	—	(200)	200
Cash at the beginning of year	—	200	—
Cash at the end of year	—	—	200